Form 10KSB, Exhibit 13
MERRIMAC INDUSTRIES INC
filed 1995-03-30
CIK 706864

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

1994 compared to 1993

     Sales: Considering the declining market in the defense industry, the Company held its own, as sales for fiscal 1994 fell only 4.6% below the fiscal 1993 level. Bookings were 9.3% below 1993 levels due primarily to the loss of a major space program to, in our opinion, an unqualified competitor based on price alone. Quality and experience in making space qualified parts were apparently not factored into the award, and Merrimac has every expectation of picking up the pieces when the competitor fails to deliver to specification or on time. Additionally, several other government programs were delayed into 1995, further contributing to the fall in bookings. Export shipments and bookings fell 22% and 3%, respectively, because several significant orders received and shipped in 1993 were not repeated in 1994. The backlog at the end of 1994 was up 2.6% from 1993 levels.

     Cost of Sales: The cost of sales as a percentage of sales for fiscal 1994 increased by only 0.9% over 1993. The increase can be attributed to a slight rise in manufacturing overhead expenses and direct labor plus the discontinuance of a three year pay freeze in November 1994. The Company had 121 employees at the end of 1994, approximately the same number as it had at the end of the prior year. The Company expects to implement a Total Quality Management (TQM) program this year in order to be better able to identify and eliminate waste in the Company's operation, thus improving the Company's Competitive position.

     Selling, General and Administrative: The SG&A expenses as a percentage of sales increased by 4.3% for fiscal 1994 when compared to fiscal 1993. These increases occurred in selling expenses (advertising and technical data), administrative expenses (professional fees) and general expenses (proposal and development expenses). Significant proposal efforts were expended in pursuit of both commercial and government space programs, in which Merrimac was only partially successful.

     The Company's contribution to the profit sharing plan amounted to $259,389 in 1994 compared to $340,922 in 1993, due to less favorable results in 1994, which offset some of the above increases.


1993 compared to 1992

     Sales:The results of operations for fiscal 1993 are highlighted by higher sales, and improved profit and income per share. The surge in order inputs experienced in the fourth quarter of fiscal 1992 persisted throughout 1993 as order inputs, sales and backlog rose by 26%, 14.5% and 22%, respectively, when compared to fiscal 1992. In 1993, the Company recorded record export sales of $4,129,000.

     Cost of Sales: The cost of sales as a percentage of sales for fiscal 1993 stands at 46.9% compared to 53.1% for fiscal 1992. The substantial reduction is attributed primarily to discontinuance of operations in January 1993 of a Canadian subsidiary acquired in April 1992, to the extension of the Company's pay freeze for a third year, and to other improved efficiencies.


     Selling, General and Administrative: The SG&A expenses as a percentage of sales for fiscal 1993 are lower by approximately 7% when compared to fiscal 1992. The most significant reduction occurred in the development area where design and engineering personnel devoted most of their efforts in 1993 to customer orders. The other two areas where expenses are significantly lower are:
(1) Selling Expenses - in 1992 the Company printed and distributed the M-92 Product Catalogue, (a new catalog was not produced in 1993) and (2) Administrative Expenses - in 1992 the Company incurred significant professional fees in connection with the acquisitions. The above reductions were somewhat offset with the increase in profit sharing contribution which amounted to $340,922 in 1993 compared to $156,685 in 1992, due to more favorable results in 1993.

     Other Expenses:In fiscal 1993 the Company incurred $199,486 in amortization of intangible assets resulting from the acquisition of MRD compared to $101,903 in fiscal 1992. A significant factor which had a bearing on 1992 results was the loss from the shut down of subsidiary (BTI) which amounted to $332,086.


Exhibit 13

Liquidity and Capital Resources.

     The Company's financial condition remained strong throughout fiscal 1994. At the end of fiscal 1994, the Company had liquid resources comprised of cash and investments in available-for-sale securities, totaling approximately $4,000,000, as compared to cash and investment securities totaling 4,600,000 at the end of fiscal 1993. In January 1994, Management determined that it was appropriate to classify all investment securities, which are held by the Company for possible use in financing current operations or for financing the possible expansion of current activities and are readily marketable, as current assets. As a result, investments in municipal securities with a carrying value of approximately $3,200,000 at that time were reclassified as current assets. As a result, the Company's working capital stood at $9,100,000 and its current ratio was 6.9 at the end of fiscal 1994. Assuming all marketable investments had been reclassified as current assets at the end of fiscal 1993, the Company's current ratio would have been 6.8.

     The Company's operating activities generated cash flows of $2,262,780 in fiscal 1994 compared to $2,885,043 in fiscal 1993 and 1,498,283 in fiscal 1992. The Company made net investments in property, plant and equipment of $1,103,339 in fiscal 1994 compared to $684,762 in fiscal 1993 and $684,682 in fiscal 1992. During 1994, the Company purchased 100,200 shares of its common stock on the open market at a cost of $903,907. Purchases of common stock cost $101,096 in 1993 and $992,743 in 1992. In addition, the Company paid $690,939 in cash dividends in 1994, or $.40 per share, compared to $510,388, or $.30 per share, in 1993 and $498,187, or $.30 per share, in 1992. The Company intends to continue to pay dividends at no less than the 1994 annual rate of $.40 per share.

     The Company has a $2,500,000 unsecured line of credit agreement with Chemical Bank New Jersey, at the bank's floating prime rate. As of December 31, 1994, the full balance of $2,500,000 was available for future borrowing.


     Management believes that with the liquid resources and the unused line of credit available at the end of fiscal 1994, along with cash flows expected to be generated by operations, the Company will have sufficient resources for currently contemplated operations in fiscal 1995. The Company is exploring the possibility of acquiring similar manufacturers of electronic devices although it currently has no definitive plans or agreements for such acquisitions. Management believes that such acquisitions could be financed through the liquid and capital resources currently available as described above, and/or through additional borrowing or the issuance of equity securities.



Exhibit 13

CONSOLIDATED BALANCE SHEETS

December 31, 1994 and January 1, 1994

                                                                                                       1994            1993

Assets

Current assets:
         Cash and cash equivalents (Note 1) ................................................   $    789,152    $    574,107
         Investments in securities (Note 2) ................................................      3,232,272         403,838
         Accounts receivable ...............................................................      2,051,653       2,168,647
         Inventories (Note 1) ..............................................................      3,647,830       3,636,256
         Prepaid expenses ..................................................................         82,817         109,872
         Prepaid income taxes ..............................................................        104,083          83,175
         Deferred tax assets (Note 8) ......................................................        774,831         526,060

                  Total current assets .....................................................     10,682,638       7,501,955

Property, plant and equipment, at cost (Note 3) ............................................     11,911,822      11,467,581
         Less accumulated depreciation and amortization ....................................      8,477,332       8,485,860

         Net property, plant and equipment .................................................      3,434,490       2,981,721

Investments at cost (approximates market) ..................................................           --         3,593,466
Intangible assets, less accumulated amortization of $478,124 and
         $301,389 (Notes 1 and 11) .........................................................        421,466         636,867
Other assets ...............................................................................        166,850           1,850

                                                                                               $ 14,705,444    $ 14,715,859

Liabilities and Stockholders' Equity

Current liabilities:
         Accounts payable ..................................................................   $    318,250    $    346,379
         Accrued liabilities (Note 5) ......................................................        940,874       1,027,286
         Income taxes payable ..............................................................        292,357         258,544

                  Total current liabilities ................................................      1,551,481       1,632,209

Deferred tax liabilities (Note 8) ..........................................................        141,500         144,729

                  Total liabilities ........................................................      1,692,981       1,776,938

Stockholders' equity (Notes 6, 7 and 9)
         Common stock, par value $.50 per share;
         5,000,000 shares authorized; 2,521,196 and 2,469,440 shares issued                       1,260,598       1,234,720
         Additional paid-in capital ........................................................      8,537,460       8,112,426
         Retained earnings .................................................................      9,989,697       9,249,440
         Unrealized holding loss on available-for-sale securities, less deferred tax benefit      (213,720)          --

                                                                                                 19,574,035      18,596,586

         Less treasury stock, at cost - 830,735 and 730,535 shares .........................      6,561,572       5,657,665
                  Total stockholders' equity ...............................................     13,012,463      12,938,921

                                                                                               $ 14,705,444    $ 14,715,859


See accompanying notes.



Exhibit 13

CONSOLIDATED STATEMENTS OF INCOME


Years Ended December 31, 1994, January 1, 1994 and January 2, 1993

                                                              1994          1993             1992*

Net sales ..........................................   $13,592,787   $14,252,309      $12,444,624

Costs and expenses:
         Cost of sales .............................     6,493,598     6,677,147        6,609,058
         Selling, general and administrative .......     4,828,601     4,452,464        4,771,702
         Amortization of intangible assets (Note 11)       176,735       199,486          101,903
         Loss from shutdown of subsidiary (Note 11)           --            --            332,086

                                                        11,498,934    11,329,097       11,814,749

Operating income ...................................     2,093,853     2,923,212          629,875
Net interest and other income ......................       174,343       157,776           88,968

Income before income taxes .........................     2,268,196     3,080,988          718,843
Provision for income taxes (Note 8) ................       837,000     1,097,000          349,000


Net income .........................................   $ 1,431,196   $ 1,983,988      $   369,843

Net income per common share (Note 1) ...............   $       .81   $      1.14      $       .22

Weighted average shares outstanding ................     1,765,375     1,743,789        1,692,322

     *Fiscal year 1992 contains 53 weeks, all others presented contain 52 weeks. See accompanying notes.




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


Years Ended December 31, 1994, January 1, 1994 and January 2, 1993

                                                                      Additional    Unrealized
                                               Common Stock            paid-in        holding       Retained       Treasury
                                           Shares        Amount        capital        loss          earnings       stock
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1991                2,297,559   $1,148,780     $7,039,550                    $7,904,184     $(4,563,826)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                            369,843
Exercise of options (Notes 6 and 7)          84,200       42,100        440,657
Tax benefit - stock options*                                             71,358
Cash dividends (Note 9)                                                                              (498,187)
Purchase of common stock                                                                                            (992,743)
-------------------------------------------------------------------------------------------------------------------------------
Balance, January 2, 1993                  2,381,759    1,190,880      7,551,565                     7,775,840      (5,556,569)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                          1,983,988
Exercise of options (Notes 6 and 7)          77,681       38,840        401,814
Shares issued (Note 11)                      10,000        5,000         66,250
Tax benefit - stock options*                                             92,797
Cash dividends (Note 9)                                                                              (510,388)
Purchase of common stock                                                                                             (101,096)
-------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                  2,469,440    1,234,720      8,112,426                     9,249,440      (5,657,665)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                          1,431,196
Exercise of options (Notes 6 and 7)          38,423       19,212        231,238
Shares issued (Note 11)                      13,333        6,666        144,996
Tax benefit - stock options*                                             48,800
Net unrealized holding loss
         on securities (Note 2)                                                     $(213,720)
Cash dividends (Note 9)                                                                              (690,939)
Purchase of common stock                                                                                             (903,907)
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                 2,521,196   $1,260,598     $8,537,460     $(213,720)     $9,989,697     $(6,561,572)
-------------------------------------------------------------------------------------------------------------------------------


     *Tax benefit resulting from employees' exercise and disposition of stock options. See accompanying notes.




Exhibit 13

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1994, January 1, 1994 and January 2, 1993

                                                                                          1994          1993            1992*
     Cash flows from operating activities:
              Net income ........................................................   $ 1,431,196    $ 1,983,988    $   369,843
              Adjustments to reconcile net income to net cash
              provided by operating activities:
                       Depreciation and amortization ............................       837,863        881,014        834,483
                       Loss from shutdown of subsidiary .........................          --             --          332,086
                       Deferred income taxes ....................................      (110,000)      (107,597)        18,652
                       Accounts receivable ......................................       116,994        153,026       (666,693)
                       Inventories ..............................................       (11,574)      (365,787)       761,537
                       Prepaid income taxes .....................................       (20,908)        50,473       (133,648)
                       Prepaid expenses .........................................        27,055         31,959        (10,285)
                       Other assets .............................................      (165,000)          --           57,776
                       Accounts payable .........................................       (28,129)        (4,503)       (97,723)
                       Other liabilities ........................................       102,670        (88,871)       123,035
                       Income taxes payable .....................................        82,613        351,341        (90,780)

                       Total adjustments ........................................       831,584        901,055      1,128,440

     Net cash provided by operating activities ..................................     2,262,780      2,885,043      1,498,283

     Cash flows from investing activities:
              Acquisitions of businesses ........................................          --             --       (1,164,631)
              Purchase of capital assets ........................................    (1,116,551)      (747,827)      (984,772)
              Proceeds from sales of capital assets .............................        13,212         63,065        300,090
              Proceeds from sales and maturities of available-for-sale securities       400,000           --             --
              Purchase of investment securities .................................          --       (4,252,269)    (1,478,119)
              Proceeds from sales of investment securities ......................          --        1,821,321           --

     Net cash used in investing activities ......................................      (703,339)    (3,115,710)    (3,327,432)

     Cash flows from financing activities:
              Borrowings under line-of-credit ...................................          --             --          275,000
              Repayments of borrowings under line-of-credit .....................          --             --         (275,000)
              Repurchase of common stock ........................................      (903,907)      (101,096)      (992,743)
              Proceeds from the issuance of common stock ........................       250,450        440,657        482,757
              Payments of dividends .............................................      (690,939)      (510,388)      (498,187)

     Net cash used in financing activities ......................................    (1,344,396)      (170,827)    (1,008,173)

     Net increase (decrease) in cash and cash equivalents .......................       215,045       (401,494)    (2,837,322)
     Cash and cash equivalents at beginning of year .............................       574,107        975,601      3,812,923

     Cash and cash equivalents at end of year ...................................   $   789,152    $   574,107    $   975,601



     *Fiscal year 1992 contains 53 weeks, all others presented contain 52 weeks. See accompanying notes.


Exhibit 13

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

Years Ended December 31, 1994, January 1, 1994 and January 2, 1993

                                                                                          1994          1993            1992*

Acquisitions of Businesses:

         785645 Ontario Ltd., (BTI):

                  Working capital other than cash ...............................                                  $ (22,939)
                  Equipment .....................................................                                    304,289
                  Goodwill ......................................................                                    168,650

                                                                                                                     450,000

         Microwave Research & Development Inc., (MRD):
                  Working capital other than cash ...............................                                    110,177
                  Equipment .....................................................                                     25,194
                  Intangible assets .............................................                                    828,260
                  Less: Acquisition costs accrued ...............................                                   (249,000)
                                                                                                                     714,631

         Net cash used to acquire businesses ....................................                                  1,164,631


Supplemental disclosures of cash flows information:
         Cash paid during the year for:
                  Interest ......................................................         --            --             3,183
                  Income taxes ..................................................  $   885,295   $   725,418         565,000


Supplemental disclosure of non-cash investing and
financing activity:
         Unrealized holding loss on available-for-sale
         securities, less deferred tax benefit of $142,000 ......................     (213,720)         --              --
         Tax benefit related to employees' stock options ........................       48,800        92,797          71,358
         Increase (decrease) in intangible assets (Note 11) .....................      (38,666)      109,998            --
         Issuance of common stock (Note 11) .....................................      151,662        71,250            --

*Fiscal year 1992 contains 53 weeks, all others presented contain 52 weeks. See accompanying notes.




Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and january 2,1993

1.Summary of significant accounting policies:


     Principles of consolidation: The financial statements include the accounts of the Company and Merrimac International, Inc. FSC, a foreign sales corporation
(FSC) and Merrimac Industries (Ontario) Ltd. Both subsidiaries are wholly owned. All intercompany accounts have been eliminated in consolidation.

     Cash and cash equivalents: The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

     Contract revenues: Sales and related costs of sales under fixed-price contracts are recorded as deliveries are made. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work in process inventory. Anticipated future losses on contracts are charged to income when identified.

     Investments: Effective January 2, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and classified its portfolio of investment securities, which is comprised of municipal debt securities, as available-for-sale securities pursuant to this new standard. Available-for-sale securities are carried at fair market value and unrealized gains and losses from changes in fair market value are included as a separate component of stockholders' equity. Realized gains and losses, determined using the specific identification method, are included in income in the period incurred. Prior to the adoption of Statement No. 115, the Company carried its investments in debt securities at amortized cost.

     Statement No. 115 was adopted on a prospective basis and prior period financial statements have not been restated. The amortized cost of the Company's investments in debt securities at the date of adoption was $3,593,466, which approximated their market value. Accordingly, the cumulative effect of adopting Statement No. 115 as of January 2, 1994 was not material. The Company reclassified its investments in securities from non-current to current assets effective January 2, 1994.

     Inventories: Inventories are valued at the lower of average cost or market, and consist of the following:

                                                       1994                 1993

Finished goods .......................           $1,223,559           $1,098,579
Work in process ......................            1,022,962            1,015,360
Raw materials and
purchased parts ......................            1,401,309            1,522,317

                                                 $3,647,830           $3,636,256

Total inventory is net of reserves of $992,733 in 1994 and $819,199 in 1993.

     Depreciation: Depreciation is computed for financial reporting purposes on the straight-line method, while accelerated methods are used, where applicable, for tax purposes. The following estimated useful lives are used for financial reporting purposes:

Land improvements .....................................             10 years
Building ..............................................             25 years
Machinery and equipment ...............................             3 - 10 years
Office equipment, furniture and fixtures...............             5 - 10 years


Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and january 2,1993


     Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets in use at December 31, 1994 and January 1, 1994 amounted to approximately $5,834,000 and $5,808,000, respectively, and are included in the property, plant and equipment and accumulated depreciation accounts.

     Intangible assets:Intangible assets represent the cost of purchasing unique technical capabilities (some of which may be patentable) which will enable the Company to enter into new and emerging markets (see Note 11). The costs are being amortized over the estimated 5 year life of the technology using the straight-line method of amortization.

     Income taxes: In February 1992, the Financial Accounting Standards Board issued Statement No. 109, Accounting for Income Taxes. The Company adopted the provisions of the new standard in its financial statements for the year ended January 1, 1994. As permitted by Statement No. 109, prior year financial statements have not been restated to reflect the change in accounting method. The cumulative effect as of January 3, 1993 of adopting Statement No. 109 increased net income by $50,000.

     Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based ontemporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to adoption of Statement No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.



     Profit Sharing Plan: Based on the annual authorization from the Board of Directors, 10% of pre-tax income before the profit sharing provision ($252,389 in 1994, $340,922 in 1993 and $156,685 in 1992) is contributed to a trusteed fund. Eligible employees receive payments from the fund upon retirement or early separation based on the value of each individual employee's vested share of the fund at that date.

     Savings and Investment Plan: The Company's Savings and Investment Plan (401(k) plan) became effective on January 1, 1984. The salary reduction plan permits eligible employees to save and invest up to 16% of their regular compensation with the first 6% of such savings being 25% matched by the Company. The Company's contributions to the Plan were $51,091 in 1994, $49,560 in 1993 and $41,686 in 1992.

     Participating employees receive payments from the Company's contributions upon retirement or early separation based on their vested portion of such contributions on that date.

     Research and development: Research and development expenditures of $398,000 in 1994, $254,000 in 1993 and $566,000 in 1992 are expensed as incurred.

     Interest expense: Interest expense was not material in 1994, 1993 and 1992.

     Net income per share: Net income per share is based upon weighted average number of common shares and common equivalent shares outstanding during the year. Common equivalent shares arise from the dilutive effects of shares that may be purchased under stock option and purchase plans (see Notes 5 and 6).

     Accounting period: The Company's fiscal year is the 52-53 week period ending on the Saturday closest to December 31. Quarterly financial information is reported on a 12-12-16-12 week basis in a 52 week fiscal year, and 12-12-16-13 week basis in a 53 week fiscal year.


Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and january 2,1993



2. Investments in securities

     The  amortized  cost and  estimated  fair  market  value  of the  Company's
portfolio  of  available-for-sale   investments  in  marketable  municipal  debt
securities at December 31, 1994 are set forth below by contractual maturity.

Date Due                                       Amortized        Estimated Fair
(years)                                          Cost            Market Value
--------------------------------------------------------------------------------

In 1 or less .........................       $  300,396           $  300,000
After 1 through 5 ....................          201,134              187,132
After 5 through 10 ...................        2,786,462            2,485,140
After 10 .............................          300,000              260,000
================================================================================
                                             $3,587,992           $3,232,272


     The gross unrealized holding loss on available-for-sale securities at December 31,1994 was $355,720 which is included as a separate component in stockholders' equity. There were no gross unrealized gains.


3. Property, plant and equipment

                                                         1994               1993

Land and land improvements ...............        $   547,446        $   547,446
Building .................................          2,226,956          2,150,235
Machinery and equipment ..................          5,586,960          5,264,058
Office equipment,
furniture and fixtures ...................          3,550,460          3,505,842
================================================================================
                                                  $11,911,822        $11,467,581


4.Line of credit

     The Company has a $2,500,000 unsecured line of credit agreement with its bank, borrowings under which are at the prime rate. No amounts were outstanding under this line of credit agreement at either December 31, 1994 or January 1, 1994.

     The average interest rate for 1992 was 6.0%. There were no borrowings in 1994 or 1993.

5.Accrued liabilities

Accrued liabilities consist of the following:

                                                       1994                 1993

Commissions ..........................           $  136,047           $  106,037
Vacation .............................              109,888              104,363
Profit sharing .......................              199,389              319,922
Payroll and taxes ....................               73,466               66,277
Warranty reserve .....................              100,000              100,000
Other+ ...............................              322,084              330,687
================================================================================
                                                 $  940,874           $1,027,286


     +Consists primarily of a payable of $165,000 to the Company's former Chairman of the Board in 1994 and liabilities related to acquisitions in 1992 (see Note 11).


Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and january 2,1993



6.Stock options

A summary of stock options activity is as follows:

                                    1994                         1993                           1992

                            Option        Number        Option           Number       Option          Number
                             price        of shares      price         of shares       price         of shares
----------------------------------------------------------------------------------------------------------------------
Outstanding at
   beginning of year ..  $4.45 - $10.88    73,645     $4.45 - $8.00      84,976      $4.45 - $8.00    144,671
Granted ...............      9.75           4,500      7.13 - 10.88      30,000          5.50          23,500
Exercised .............   4.45 - 8.00     (22,118)     4.45 - 8.00      (38,831)      4.45 - 6.48     (73,271)
Cancelled .............     10.88          (1,500)     5.50 - 8.00       (2,500)      5.50 - 8.00      (9,924)
----------------------------------------------------------------------------------------------------------------------
Outstanding
   at end of year .....   4.45 - 10.88     54,527      4.45 - 10.88      73,645       4.45 - 8.00      84,976
----------------------------------------------------------------------------------------------------------------------
Exercisable at year end                    54,527                        49,645                        61,476



     Under the 1983 Key Employees Stock Option Plan, 206,250 shares of the Company's common stock were initially reserved. The plan expired on March 21, 1993. On December 31, 1994, a total of 21,527 shares remain outstanding and exercisable under the 1983 plan. The 1983 plan provided that the option price could not be less than 100% of the fair market value of the shares on the date of grant and that any options so granted could be exercised at any time between one and ten years from the date of grant.

     On April 29, 1993, the shareholders approved the 1993 Stock Option Plan under which 300,000 shares of the Company's common stock were initially reserved. On December 31, 1994, there were 33,000 shares outstanding and exercisable and 267,000 shares available for future grants.

     The 1993 plan provides for qualified and non-qualified options. The qualified options are treated under the same terms as under the 1983 plan. The non-qualified options may be granted to employees at a price determined by the Stock Option Committee of the Board of Directors which may be less than, equal to or greater than the fair market value of the common stock on the date of grant, but in no event less than the par value. Such shares may be exercised immediately after the grant and/or at any time before the 10th anniversary of the grant. The non-qualified options may also be granted to non-employee directors, in which case the option price shall be the closing price on the date the option is granted.



Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and january 2,1993


7.Stock Purchase Plan

A summary of stock purchase plan subscription activity is as follows:

                                      1994                         1993                           1992

                          Subscription      Number      Subscription     Number       Subscription     Number
                             price        of shares        price        of shares        price        of shares

Subscribed at
  beginning of year ..... $4.68 - $9.24   29,981       $4.68 - $6.80     48,831      $4.68 - $6.80     22,867
Granted .................     6.69        29,766           9.24          22,000          4.68          40,065
Exercised ...............  4.68 - 9.24   (16,305)       4.68 - 6.80     (38,850)      4.68 - 6.80     (10,929)
Cancelled ...............      --           --             4.68          (2,000)      4.68 - 6.80      (3,172)
==================================================================================================================
Subscribed at end of year  4.68 - 9.24    43,442        4.68 - 9.24      29,981       4.68 - 6.80      48,831


     In 1985, the Company's shareholders approved the Employees Stock Purchase Plan pursuant to which 275,000 shares of the Company's common stock were initially reserved for purchase by eligible employees. On April 17, 1990, the Company's shareholders approved an extension of the Plan through December 31, 1994

     The plan allows employees to purchase, through payroll deductions, shares at 85% of the fair market value of the shares at the time of the offer or at the time of the purchase, whichever is less.

     The Company intends to submit a new plan for approval at the next annual meeting of the shareholders, pursuant to which 200,000 shares of the Company's common stock may be purchased by eligible employees on subtantially the same terms as the prior plan.

8.Income taxes

     Effective January 3, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". As permitted under the new rules, prior years' financial statements have not been restated.

     The cumulative effect of adopting Statement No. 109 as of January 3, 1993 was an increase in net income by $50,000 which is included in other income.

     Income tax expense consists of the following components:

                                             1994           1993           1992

                                          Liability      Liability      Deferred
                                            Method         Method         Method
Current tax expense:

Federal ............................   $   724,000    $   887,000    $   253,000
State ..............................       208,000        268,000         78,000
--------------------------------------------------------------------------------
                                           932,000      1,155,000        331,000
--------------------------------------------------------------------------------
Deferred tax expense (benefit):

Federal ............................      (101,000)       (55,000)        10,000
State ..............................        (9,000)        (3,000)         8,000
--------------------------------------------------------------------------------
                                          (110,000)       (58,000)        18,000
--------------------------------------------------------------------------------
Provision for income taxes .........   $   822,000    $ 1,097,000    $   349,000


Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and january 2,1993



8.Income taxes (continued)


     Deferred income tax reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 1994 and January 1, 1994 are as follows:

                                                                 1994       1993

Current deferred tax assets:
         Inventory reserves not currently deductible .....   $426,800   $355,327
         Unrealized holding loss on securities ...........    142,000       --
         Capitalized inventory costs .....................    118,400     87,060
         Warranty cost ...................................     43,000     43,375
         Other ...........................................     44,631     40,298
         =======================================================================
                                                              774,831    526,060


Long term deferred tax liabilities:
         Book over tax basis in fixed and amortized assets     88,400     94,450
         State taxes .....................................     53,100     50,279
         -----------------------------------------------------------------------
                                                              141,500    144,729
         =======================================================================
         Net deferred tax assets .........................   $633,331   $381,331


     The change in net deferred tax assets during 1994 of $252,000 is comprised of the deferred tax credit of $110,000 included in the provision for income tax and the deferred tax benefit associated with the unrealized holding loss on available-for-sale securities of $142,000 included in stockholders' equity.

     Deferred tax expense for 1992 results from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The sources of these differences and the tax effect of each were as follows:


                                                                           1992

Excess of book over tax depreciation .........................        $ (14,215)
Inventory reserves not currently deductible for
    tax purposes .............................................          108,219
Capitalized inventory costs ..................................          (28,195)
Tax deferral attributable to a former
   Domestic International Sales Corporation ..................           (4,667)
Accrued vacation .............................................             (900)
Unrealized foreign exchange gain .............................          (11,554)
Warranty cost ................................................          (28,194)
Other ........................................................           (2,494)
================================================================================
                                                                      $  18,000

Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and january 2,1993


8.Income taxes (continued)

     The statutory federal income tax rate is reconciled to the effective tax rate (obtained by dividing the tax provision by income before taxes) as follows:

                                                          1994        1993        1992

                                                       Liability   Deferred    Deferred
                                                        Method      Method      Method

Statutory rate .......................................   34.0%       34.0%       34.0%

Effect of:
   State income tax expense (net of federal deduction)    5.81        5.68        7.89
   Municipal interest ................................   (2.72)      (1.16)      (4.40)
   Amortization of intangible asset and
   capital acquisition costs .........................    --          --          9.04
   Foreign subsidiary loss ...........................    --          --          3.90
   Foreign Sales Corporation .........................   (1.33)      (2.39)      (2.35)
   Other .............................................     .46        (.53)        .47

Effective tax rate ...................................   36.22%      35.60%      48.55%


9.Cash dividends

     The Company's Board of Directors declared the following cash dividends in 1994, 1993 and 1992:

                         Date            Record        Dividend
                         declared         date         per share

               1994      Feb 22           Mar 1          .10
                         Apr 28           Jun 1          .10
                         Jul 20           Sep 2          .10
                         Sep 9            Dec 2          .10
               ------------------------------------------------
               1993      Feb 24           Mar 10         .075
                         Apr 29           Jun 2          .075
                         Jul 20           Sep 1          .075
                         Oct 13           Dec 2          .075
               ------------------------------------------------
               1992      Feb 17           Mar 6          .075
                         Apr 30           Jun 1          .075
                         Sep 1            Sep 14         .075
                         Dec 1            Dec 9          .075


10.Nature of business

     Management considers the Company to be in only one business segment: the manufacture and sale of electronic devices offering extremely broad frequency coverage and high performance characteristics. The Company sells primarily to customers in the defense industry. Export sales amounted to approximately $3,526,000 in 1994, $4,129,000 in 1993 and $3,250,000 in 1992.

     Sales to any one foreign geographic area did not exceed 10% of net sales for 1994, 1993 or 1992. In 1994, sales to Raytheon Company amounted to 10.0% of net sales. In 1992, sales to General Electric Company amounted to 12.8% of net sales.

     Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and 28% of its receivables at December 31, 1994 were from five customers. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base and their geographical dispersion and by ongoing customer credit evaluations.


Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and january 2,1993


11.Acquisitions and loss from shutdown of subsidiary

     In April 1992, the Company acquired all the outstanding capital stock of a small Canadian company known as 785645 Ontario, Ltd., an electronic components manufacturer, for $450,000 in cash. The acquisition was effective April 16, 1992, and was accounted for using the purchase method of accounting. The wholly owned subsidiary operated under the name of Merrimac Industries (Ontario) Ltd. during the remainder of 1992.The results of its operations are included in the Company's consolidated statements of income from the effective date of acquisition.The excess of cost over net assets acquired of approximately $169,000 was recorded as goodwill.

     The venture proved to be uneconomical since the technology the Company was seeking was not fully developed and was not reproducible within the market's cost and performance objectives.On January 11, 1993, the Company shutdown the operation and transferred certain assets to the West Caldwell facility. The balance ($332,086) of assets and goodwill were written-off and charged against 1992 earnings.

     On July 1, 1993, the Company filed a $750,000 amended complaint against the former principals of 785645 Ontario, Ltd., in the United States District Court for the District of New Jersey, for misrepresentations made by them in conjunction with the Stock Purchase Agreement between the parties. On or about November 1, 1993, the former principals filed an action in Ontario Court against the Company for breach of the same Stock Purchase Agreement, fraud, breach of employment agreements, wrongful dismissal, breach of lease and damage to leased premises. The former principals have demanded $(Canadian) 1,000,000 in compensatory and punitive damages. The Company believes that the former principals' action is without merit and has been initiated solely as a tactic to forestall the Company's initial action. The Company intends to pursue its action and vigorously contest the former principals' lawsuit. Management does not believe that the outcome will have a material adverse effect on the Company's consolidated financial position or results of operations.

     In May 1992, the Company acquired the business and assets (including certain technology) of a small New Jersey company known as Microwave Research and Development, Inc. (MRD), an electronic components manufacturer, for approximately $715,000 in cash plus a certain number of shares of the Company's common stock, which had an approximate fair value of $249,000 at the date of acquisition and are payable as described below.The acquisition was effective May 28, 1992 and was accounted for using the purchase method of accounting. MRD's assets and personnel were transferred to the West Caldwell facility and were fully integrated with the Company's operations. In 1994 all of MRD's remaining personnel resigned. The results of MRD's operations are included in the Company's consolidated statements of income from the effective date of the acquisition.The intangible assets (technology) acquired, initially totalling $828,260, are being amortized over a five-year period on a straight-line basis.


     The Purchase Agreement further provides that shares or cash shall be issued and delivered to the selling shareholders in three installments on the first business day of January of each of 1993, 1994, and 1995, respectively.The first such installment shall consist of that number of shares as shall be equal to 13,334 minus that number of shares the aggregate market value of which shall equal $30,000.The second and third such installments shall consist of 13,333 shares each.If, with respect to any such installment, the market value of the shares shall be equal to or less than $8 per share, the market value of said shares shall be payable in cash in lieu of delivery of such shares.

     In January 1993, $63,005 was paid in cash, based on an average market value of $6.975 per share for the last five days of 1992. The average market value for the last five days of 1993 was $11.10 per share. In January 1994 the Company issued 13,333 shares to MRD.

Exhibit 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and january 2,1993


11.Acquisitions and loss from shutdown of subsidiary   continued

     The average market value of the shares for the last five days of 1994 was $7.925 per share. Included in accrued liabilities at December 31, 1994 is approximately $106,000 that may be payable in cash to MRD based on that average. However, the Company did not make a payment onJanuary 1, 1995 since management believes that the principals of MRD have breached certain agreements relating to the purchase. No complaints had been filed by either party as of February 17, 1995. The intangible asset initially recorded in connection with the acquisition of MRD in 1992 was increased by $109,998 in 1993 and decreased by $38,666 in 1994 based on the average market value of the shares for the last five days of each year.

12.Quarterly financial information (unaudited)


     Summarized quarterly financial data reported on a 12-12-16-12 week basis for 1994 and 1993 are as follows:

                                          Quarter ended

                  1994   March 26     June 18      October 8    December 31

Net sales ............   $3,061,241   $3,430,526   $3,948,675   $3,152,345
Gross profit .........    1,584,971    1,725,467    1,889,263    1,899,488
Net income ...........      350,972      299,183      308,850      472,191
Net income per share .          .19          .17          .18          .27

--------------------------------------------------------------------------
                  1993   March 27     June 19      October 9    January 1

Net sales ............   $2,787,800   $3,092,721   $5,105,288   $3,266,500
Gross profit .........    1,266,809    1,549,536    2,751,819    2,006,998
Net income ...........      236,772      370,544      808,915      567,757
Net income per share .          .14          .22          .46          .32



QUARTERLY COMMON STOCK DATA

                                    Fiscal 1994                     Fiscal 1993
                                      Quarter                        Quarter
                          1st    2nd    3rd    4th      1st    2nd    3rd    4th
Market price per share:

         High .......      12 3/4      10 7/8      12          9 3/8      7 3/8     8 1/4     12 5/8     13 3/4

         Low ........      10 1/2      9  1/8      8 1/4       7 5/8      6         6 7/8      7 1/4     10 3/8


     The Company's Common Stock is traded on the American Stock Exchange under the symbol MRM.

     The market price information is provided with regard to the high and low bid prices of the Company's stock during the periods indicated.


Exhibit 13

 J. H COHN & COMPANY
 75 EISENHOWER PARKWAY                                    LAWRENCEVILLE,NJ
 ROSELAND NJ 07068-1697                                   NEW YORK,NY
 (201) 228-3500                                           ROSELAND, NJ
                                                          SAN DIEGO,CA


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders Merrimac Industries, Inc.


     We have audited the accompanying consolidated balance sheet of MERRIMAC INDUSTRIES, INC as of December 31, 1994, and the related consolidated statements of income, stockholder equity and cash flows for the year then ended included in the 1994 Annual Report to Shareholders of Merrimac Industries, Inc. and incorporated by reference in this Annual Report on Form l0-KSB. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. The standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financil statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Merrimac Industries, Inc. as December 31, 1994, and its results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.


     As described in Note l to the consolidated financial statements, the Company changed its method of valuinq investments in debt securities in 1994.


     Our audit referred to above also included Schedule II as of and for the year ended December 31, 1994, included elsewhere in this Annual Report on Form l0-KSB, which presents fairly, when read in conjunction with the consolidated financial statements, the information required to be set forth therein.



                                                         /s/ J.H. COHN & COMPANY
                                                         -----------------------
                                                            J. H. COHN & COMPANY



Roseland, New Jersey
February l7, l995



Exhibit 13

ERNST&YOUNG  LLP                             MetroPark
                                             99 Wood Avenue South
                                             P.O. Box 751
                                             Iselin, New Jersey 08830-0471


                         Report of Independent Auditors


The Board of Directors and Shareholders Merrimac Industries, Inc.


     We have audited the consolidated balance sheet of Merrimac Industries, Inc. as of January 1, 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended January 1, 1994 included in the 1994 Annual Report to Shareholders of Merrimac Industries, Inc and incorporated by reference in this Form 10-KSB. Our audits also included the financial statement schedule listed in the Index at
Item 13(a)2 for each of the two years in the period ended January 1, 1994. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to expres an opinion on these financial statements and schedule based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of Merrimac Industries, Inc., at January 1, 1994, and the consolidated results of its operations and its cash flows for each of the two years in the period ended January 1, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statemenl schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                                           /s/ Ernst & Young LLP
                                                           ---------------------
                                                               Ernst & Young LLP



MetroPark, New Jersey
February 21, 1994



Exhibit 13