Form 10KSB, Exhibit 13
period 1995-12-30
MERRIMAC INDUSTRIES INC
filed 1996-03-22
CIK 706864

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

1995 compared to 1994

     Results of operations reflect increases in: net sales of $804,000 or 5.9%; operating income of $215,000 or 10.3%; net income of $221,000 or 15.4%; and net income per share of $.14 or 17.3%.

     The net sales increase was attributed to further expansion into foreign markets through our network of 17 sales organizations. Foreign sales amounted to $4,229,000 or 29.4% of 1995 net sales, an increase of $703,000 or 19.9% compared to prior year's foreign net sales of $3,526,000. Domestic net sales amounted to $10,168,000 an increase of $101,000 or 1.0% compared to prior year's domestic net sales of $10,067,000. Management attributes these changes to the continued decline of domestic defense activity and the rapid expansion of the space and wireless communications markets in the far east. Orders increased $1,200,000 or 8.7% to $14,953,000 in 1995 and the backlog of firm unfilled orders increased $545,000 or 10.7% to $5,656,000 at year-end.

     Cost of sale increased $715,000 or 11.0% and as a percentage of net sales increased 2.3%. The primary reasons for that increase were: a diversion of production labor for the newly adopted Total Quality Management (TQM) educational training as well as the ISO-9001 Quality Standards Program; The manufacture of prototypes and shipments of products which are considered developmental; and merit pay increases to the manufacturing and supervisory staff, that became effective mid-year.

     Selling, general and administrative expenses decreased $118,000 or 2.4% and as a percentage of sales were 32.7%, a decrease of 2.8%. There were increases in: sales commissions of $92,000 as net sales increased: in Professional fees (legal) of $89,000 from defending our claims regarding a 1992 acqusition disagreement: Contributions to the Company Savings and Investment Plan of $54,000 resulting from the doubling of the matching contribution rate by the Company; and the Profit Sharing Plan contribution increase of $36,000 or 14.3% to $288,000. These increases were offset by decreases in advertising and promotional expenses of $36,000 or 20.5%, proposal expenses of $180,000 or 27.2%, and development expenses of $123,000 or 31.0%, as personnel concentrated their efforts on expediting shipments.


1994 compared to 1993

     Results of operations reflect decreases in: net sales of $660,000 or 4.6%; operating income of $829,000 or 28.4%; net income of $553,000 or 27.9%; and net income per share of $.33 or 28.9%.

     Considering the declining market in the defense industry, the Company held its own, as sales for 1994 fell only 4.6% below the 1993 level. Orders were 9.3% below 1993 levels due primarily to the loss of a major defense space program. Management believes that quality and experience in making space qualified parts were not factored into the award, and Merrimac has every expectation of regaining some of this business if the competitor fails to deliver to specification or on time. Additionally, several other government programs were delayed into 1995, further contributing to the fall in orders. Foreign shipments and orders fell 22% and 3%, respectively, because several significant orders received and shipped in 1993 were not repeated in 1994. The backlog at the end of 1994 was up 2.6% from 1993 levels.

     The cost of sales as a percentage of sales for 1994 increased by only .9% over 1993. The increase can be attributed to a slight rise in manufacturing overhead expenses and direct labor plus the discontinuance of a three year pay freeze in November 1994. The Company had 121 employees at the end of 1994, approximately the same number as it had at the end of the prior year. The Company was preparing to implement a Total Quality Management (TQM) program in 1995 in order to be better able to identify and eliminate waste in the Company's operations, with a goal to improving the Company's Competitive position.

     Selling, General and Administrative: The SG&A expenses as a percentage of sales increased by 4.3% for 1994 when compared to 1993. These increases occurred in selling expenses (advertising and technical data), administrative expenses (professional fees) and general expenses (proposal and development expenses). Significant proposal efforts were expended in pursuit of both commercial and government space programs, in which Merrimac was only partially successful. The Company's contribution to the profit sharing plan amounted to $259,389 in 1994 compared to $340,922 in 1993, due to less favorable results in 1994, which offset some of the above increases.

Liquidity and Capital Resources

     The Company's financial condition remained strong throughout 1995. At the end of 1995, the Company had liquid resources comprised of cash and investments in available-for-sale securities, totaling approximately $4,600,000, compared to 4,000,000 at the end of 1994. The Company's working capital stood at $10,024,000 and its current ratio was 7.0 at the end of 1995 compared to $9,131,000 and 6.9% respectively at the end of 1994.


     The Company's operating activities generated cash flows of $2,193,000 in 1995 compared to $2,263,000 in 1994 and 2,885,000 in 1993. The Company made net investments in property, plant and equipment of $447,000 in 1995 compared to $1,103,000 in 1994 and $685,000 in 1993. During 1995, the Company made open market purchases of 90,004 shares of its common stock at a cost of $1,035,000. Purchases of common stock were $904,000 in 1994 and $101,000 in 1993. The Company paid cash dividends quarterly at the annual rate of $.40 per share on its common stock amounting to $676,000 in 1995 and $691,000 in 1994. In 1993, the company paid cash dividends quarterly at the rate of $.30 per share on its common stock amounting to $510,000. The Company intends to continue to pay cash dividends quarterly in 1996 at no less than the 1995 annual rate of $.40 per share.


     The Company has a $2,500,000 unsecured line of credit agreement with Chemical Bank New Jersey, at the bank's floating prime rate and the full line is available for future borrowing.


     Management believes that with the liquid resources and the unused line of credit available at the end of 1995, along with cash flows expected to be generated by operations, the Company will have sufficient resources for currently contemplated operations in 1996. The Company is in the process of establishing a low cost manufacturing facility in Costa Rica, and anticipates it will be operational in the second half of 1996. The Company is also exploring the possibility of acquiring similar manufacturers of electronic devices although it currently has no definitive plans or agreements for such acquisitions. Management believes that such acquisitions and business operations expansion could be financed through the liquid and capital resources currently available as previously discussed, and/or through additional borrowing or the issuance of equity or debt securities.

CONSOLIDATED STATEMENTS OF INCOME


Years Ended December 30, 1995, December 31, 1994 and January 1, 1994

                                                              1995          1994           1993

Net sales ..........................................   $14,396,633    13,592,787    $14,252,309

Costs and expenses:
         Cost of sales .............................     7,208,152     6,493,598      6,677,147
         Selling, general and administrative .......     4,710,752     4,828,601      4,452,464
         Amortization of intangible assets (Note 11)       169,180       176,735        199,486
                                                      -----------------------------------------

                                                        12,088,084    11,498,934     11,329,097
                                                      -----------------------------------------
Operating income ...................................     2,308,549     2,093,853      2,923,212
Net interest and other income ......................       282,517       174,343        157,776
                                                      -----------------------------------------
Income before income taxes .........................     2,591,066     2,268,196      3,080,988
Provision for income taxes (Note 8) ................       939,000       837,000      1,097,000
                                                      -----------------------------------------

Net income .........................................   $ 1,652,066   $ 1,431,196    $ 1,983,988
                                                      =========================================
Net income per common share (Note 1) ...............   $       .95   $       .81    $      1.14

Weighted average number of shares outstanding .......     1,736,675     1,765,375      1,743,789

CONSOLIDATED BALANCE SHEETS

December 30, 1995 and December 31, 1994

                                                                                                       1995            1994

Assets

Current assets:
         Cash and cash equivalents (Note 1) ................................................   $  2,295,186         789,152
         Available-for-sale in securities (Note 2) .........................................      2,297,705       3,232,272
         Accounts receivable ...............................................................      2,373,181       2,051,653
         Inventories (Note 1) ..............................................................      3,920,010       3,647,830
         Prepaid expenses ..................................................................        112,215          82,817
         Prepaid income taxes ..............................................................           --           104,083
         Deferred tax assets (Note 8) ......................................................        691,200         774,831
                                                                                               ----------------------------
                  Total current assets .....................................................     11,689,497      10,682,638
                                                                                               ----------------------------
Property, plant and equipment, at cost (Note 3) ............................................     12,085,514      11,911,822
         Less accumulated depreciation and amortization ....................................      8,957,870       8,477,332
                                                                                               ----------------------------
         Net property, plant and equipment .................................................      3,127,644       3,434,490

Intangible assets, less accumulated amortization of $574,152 and
         $478,124 (Notes 1 and 11) .........................................................        219,774         421,466
Other assets ...............................................................................        151,597         166,850
                                                                                               ----------------------------
                                       Total Assets                                            $ 15,188,512    $ 14,705,444
                                                                                               ============================
Liabilities and Stockholders' Equity

Current liabilities:
         Accounts payable ..................................................................   $    386,303    $    318,250
         Accrued liabilities (Note 5 and 11) ...............................................        955,277         940,874
         Income taxes payable ..............................................................        323,549         292,357
                                                                                               ----------------------------
                  Total current liabilities ................................................      1,665,129       1,551,481

Deferred tax liabilities (Note 8) ..........................................................        154,500         141,500
                                                                                               ----------------------------
                  Total liabilities ........................................................      1,819,629       1,692,981

Contingencies
Stockholders' equity (Notes 6, 7 and 9)
         Common stock, par value $.50 per share;
         5,000,000 shares authorized; 2,549,452 and 2,521,196 shares issued                       1,274,726       1,260,598
         Additional paid-in capital ........................................................      8,723,124       8,537,460
         Retained earnings .................................................................     10,965,750       9,989,697
         Unrealized holding gain(loss) on available-for-sale securities,
                less deferred tax provision (benefit) ......................................          1,900        (213,720)
                                                                                               -----------------------------
                                                                                                 20,965,500      19,574,035

         Less treasury stock, at cost - 920,739 and 730,535 shares .........................      7,596,617       6,561,572
                                                                                               -----------------------------
                  Total stockholders' equity ...............................................     13,368,883      13,012,463
                                                                                               -----------------------------
                                       Total Liabilities and Stockholders Equity               $ 15,188,512    $ 14,705,444
                                                                                               =============================

See accompanying notes.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 30, 1995, December 31, 1994 and January 1, 1994
                                                                                    Unrealized
                                                                      Additional     holding
                                               Common Stock            paid-in        gain          Retained       Treasury
                                           Shares        Amount        capital       (loss)         earnings       stock
-------------------------------------------------------------------------------------------------------------------------------
Balance, January 2, 1993                  2,381,759  $1,190,880     $7,551,565                    $7,775,840     $(5,556,569)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                          1,983,988
Exercise of options (Notes 6 and 7)          77,681       38,840        401,814
Shares issued                                10,000        5,000         66,250
Tax benefit - stock options*                                             92,797
Cash dividends (Note 9)                                                                              (510,388)
Purchase of common stock                                                                                             (101,096)
-------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                  2,469,440    1,234,720      8,112,426                     9,249,440      (5,657,665)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                          1,431,196
Exercise of options (Notes 6 and 7)          38,423       19,212        231,238
Shares issued (Note 11)                      13,333        6,666        144,996
Tax benefit - stock options*                                             48,800
Effect of change in fair value of
  available-for-sale securities (Note 2)                                            $(213,720)
Cash dividends (Note 9)                                                                              (690,939)
Purchase of common stock                                                                                             (903,907)
-------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994                 2,521,196    1,260,598      8,537,460      (213,720)      9,989,697      (6,561,572)
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                          1,652,066
Exercise of options (Notes 6 and 7)          28,256       14,128        164,364
Tax benefit - stock options*                                             21,300
Effect of change in fair value of
  available-for-sale securities (Note 2)                                              215,620
Cash dividends (Note 9)                                                                              (676,013)
Purchase of common stock                                                                                            (1,035,045)
-------------------------------------------------------------------------------------------------------------------------------
Balance December 30, 1995                 2,549,452   $1,274,726     $8,723,124     $1,900         $10,965,750     $(7,596,617)

     *Tax benefit resulting from exercise and disposition of stock options. See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 30, 1995, December 31, 1994 and January 1, 1994

                                                                                           1995           1994           1993
     Cash flows from operating activities:
              Net income ........................................................   $ 1,652,066    $ 1,431,196    $ 1,983,988
              Adjustments to reconcile net income to net cash
              provided by operating activities:
                       Depreciation and amortization ............................       850,637         837,863        881,014
                       Deferred income taxes ....................................       (46,621)       (110,000)      (107,597)
                       Changes in operating assets and liabilities
                           Accounts receivable ..................................      (321,528)        116,994        153,026
                           Inventories ..........................................      (272,180)        (11,574)      (365,787)
                           Prepaid income taxes .................................       104,083         (20,908)        50,473
                           Prepaid expenses .....................................       (29,398)         27,055         31,959
                           Other assets .........................................        15,253        (165,000)          --
                           Accounts payable .....................................        68,053         (28,129)        (4,503)
                           Other liabilities ....................................       120,067         102,670        (88,871)
                           Income taxes payable .................................        52,492          82,613        351,341
                                                                                    --------------------------------------------
     Net cash provided by operating activities ..................................     2,192,924       2,262,780      2,885,043
                                                                                    --------------------------------------------
     Cash flows from investing activities:
              Purchase of capital assets ........................................      (450,977)    (1,116,551)      (747,827)
              Proceeds from sales of capital assets .............................         3,690         13,212         63,065
              Proceeds from sales and maturities of available-for-sale securities     1,292,983        400,000
              Purchase of investment securities .................................                                  (4,252,269)
              Proceeds from sales of investment securities ......................                                   1,821,321
                                                                                    --------------------------------------------
     Net cash provided by (used) in investing activities ........................       845,676       (703,339)    (3,115,710)
                                                                                    --------------------------------------------
     Cash flows from financing activities:
              Repurchase of common stock ........................................    (1,035,045)      (903,907)      (101,096)
              Proceeds from the issuance of common stock ........................       178,492        250,450        440,657
              Payments of dividends .............................................      (676,013)      (690,939)      (510,388)
                                                                                    --------------------------------------------
     Net cash used in financing activities ......................................    (1,532,566)    (1,344,396)      (170,827)
                                                                                    --------------------------------------------
     Net increase (decrease) in cash and cash equivalents .......................     1,506,034        215,045       (401,494)
     Cash and cash equivalents at beginning of year .............................       789,152        574,107        975,601
                                                                                    --------------------------------------------
     Cash and cash equivalents at end of year ...................................   $ 2,295,186    $   789,152    $   574,107
                                                                                    ============================================

Supplemental disclosures of cash flows information:
         Cash paid during the year for:
                  Income taxes ..................................................  $    833,776   $   885,295       $ 725,418

Supplemental disclosure of non-cash investing and
financing activity:
         Unrealized holding gain (loss) on available-for-sale
            securities, less deferred tax provision of $143,000
            and tax benefit of $142,000 .........................................  $   215,620    $ (213,720)       $
         Tax benefit related to employees' stock options ........................       21,300        48,800          92,797
         Increase (decrease) in intangible assets (Note 11) .....................     (105,664)      (38,666)        109,998
         Issuance of common stock (Note 11) .....................................                    151,662          71,250

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30,1995, December 31, 1994 and January 1,1994

1.Summary of significant accounting policies


     Principles of consolidation: The financial statements include the accounts of the Company and Merrimac International, Inc. FSC, a wholly-owned foreign sales corporation (FSC). All intercompany accounts have been eliminated in consolidation.


     Fair value of financial instruments: Cash and cash equivalents: The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. Because of their liquidity and short-term maturities, the carrying value of these financial instruments equals their fair value.


     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Contract revenues: Sales and related costs of sales under fixed-price contracts are recorded as deliveries are made. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work in process inventory. Anticipated future losses on contracts are charged to income when identified.

     Investments: Effective January 2, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and classified its portfolio of investment securities, which is comprised of municipal debt securities, as available-for-sale securities pursuant to this new standard. Available-for-sale securities are financial instruments that are carried at fair market value based on quoted market values. Unrealized gains and losses from changes in fair market value are included as a separate component of stockholders' equity. Realized gains and losses, determined using the specific identification method, are included in income in the period incurred. Prior to the adoption of Statement No. 115, the Company carried its investments in debt securities at amortized cost.

     Statement No. 115 was adopted on a prospective basis and prior period financial statements were not restated. The amortized cost of the Company's investments in debt securities at the date of adoption was $3,593,466, which approximated their market value. Accordingly, the cumulative effect of adopting Statement No. 115 as of January 2, 1994 was not material.

     Inventories: Inventories are valued at the lower of average cost or market and consist of the following:

                                                       1995                 1994

Finished goods .......................           $1,079,983           $1,223,559
Work in process ......................            1,404,901            1,022,962
Raw materials and
purchased parts ......................            1,435,126            1,401,309

                                                 $3,920,010           $3,647,830


Total inventories are net of valuation allowances for obsolescence of $1,138,514 in 1995 and $992,733 in 1994.

     Depreciation: Depreciation is computed for financial purposes on the straight-line method, while accelerated methods are used, where applicable, for tax purposes. The following estimated useful lives are used for financial statement purposes:

Land improvements .....................................             10 years
Building ..............................................             25 years
Machinery and equipment ...............................             3 - 10 years
Office equipment, furniture and fixtures...............             5 - 10 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 1995, December 31, 1994 and January 1, 1994


     Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets in use at December 30, 1995 and December 31, 1994 amounted to $6,016,000 and $5,834,000, respectively.

     Intangible assets:Intangible assets represent excess cost over the fair value of net assets of acquired businesses. The balance at December 30, 1995 represents primarily the amount allocated to the cost of purchasing unique technology which could enable the Company to enter into new and emerging markets. The costs are being amortized over the estimated five year life of the technology using the straight-line method of amortization.


     Advertising: The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were $140,000 in 1995, $176,000 in 1994, $123,000 in 1993.

     Income taxes: In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes." The Company adopted the provisions of the new standard in its financial statements for the year ended January 1, 1994. As permitted by Statement No. 109, prior year financial statements have not been restated to reflect the change in accounting method. The cumulative effect as of January 3, 1993 of adopting Statement No. 109 increased net income by $50,000.

     Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to adoption of Statement No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.



     Profit Sharing Plan: Based on the annual authorization from the Board of Directors, 10% of pre-tax income before the profit sharing provision ($288,000 in 1995, $252,000 in 1994, $341,000 in 1993) is contributed to a trust fund.

     Savings and Investment Plan: The Company's Savings and Investment Plan (401(k) plan) permits eligible employees to save and invest up to 16% of their regular compensation with the first 6% of such savings 50% (25% prior to 1995) matched by the Company. The Company's contributions to the Plan were $105,000 in 1995, $51,000 in 1994 and $50,000 in 1993.

     Participating employees receive payments from the Company's contributions upon retirement or early separation based on their vested portion of such contributions on that date.

     Research and development: Research and development expenditures of $275,000 in 1995, $398,000 in 1994 and $254,000 in 1993 were expensed as incurred.

     Interest expense: Interest expense was not material in 1995, 1994 and 1993.

     Net income per share: Net income per share is based upon weighted average number of common shares and common equivalent shares outstanding during the year. Common equivalent shares arise from the dilutive effects of shares that may be purchased under stock option and purchase plans (see Notes 6 and 7).

     Accounting period: The Company's fiscal year is the 52-53 week period ending on the Saturday closest to December 31. References to 1995, 1994 and 1993 to the 52 weeks ended December 30, 1995, December 31, 1994 and January 1, 1994, respectively. Quarterly financial information is reported on a 12-12-16-12 week basis in a 52 week fiscal year, and 12-12-16-13 week basis in a 53 week fiscal year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 1995, December 31, 1994 and January 1, 1993



2. Investments in Available-for-sale securities

     The amortized cost of the Company's portfolio of available-for-sale investments in marketable municipal debt securities at December 30, 1995 and December 31, 1994 is reconciled to the fair market value, which was also the carrying value, of the portfolio as follows:

                                      1995              1994
                                   -----------       ----------
        Amortized cost             $2,294,548        $3,587,992
        Gross unrealized gains          8,278            ---
        Gross unrealized losses        (5,121)         (355,720)
                                   -----------       -----------
        Fair market value          $2,297,705        $3,232,272

     The net unrealized gains of $3,157 in 1995 and net unrealized losses of $355,720 in 1994 are included as a separate component of stockholders' equity, net of deferred tax effects. Sales totaled $993,000 in 1995 and $100,000 in 1994. Realized gains and losses in 1995 and 1994 were not material?

     The amortized cost and fair market value of the portfolio by contractual maturities as of December 30, 1995 are as follows:

Date Due                                       Amortized        Estimated Fair
(years)                                          Cost            Market Value
--------------------------------------------------------------------------------

After 1 through 5 ....................       $  199,918           $  198,800
After 5 through 10 ...................        1,994,630            2,000,240
After 10 .............................          100,000               98,665
================================================================================
                                             $2,294,548           $2,297,705



3. Property, plant and equipment

Property Plant and Equipment consist of the following:

                                                         1995               1994

Land and land improvements ...............        $   547,446        $   547,446
Building .................................          2,245,928          2,226,956
Machinery and equipment ..................          5,654,608          5,586,960
Office equipment,
furniture and fixtures ...................          3,637,532          3,550,460
================================================================================
                                                  $12,085,514        $11,911,822


4.Line of credit

     The Company has a $2,500,000 unsecured Bank line of credit agreement with interest payable at the prime rate. There were no borrowings or amounts outstanding under this line of credit agreement at either December 30, 1995 or December 31, 1994, or January 1, 1994.


5.Accrued liabilities

Accrued liabilities consist of the following:

                                                       1995                 1994

Commissions ..........................           $  143,833           $  136,047
Vacation .............................              152,403              109,888
Profit sharing .......................              270,960              199,389
Payroll, employee compensation........              212,373              238,466
Warranty reserve .....................              100,000              100,000
Other  ...............................               75,708              157,084
================================================================================
                                                 $  955,277           $  940,874

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30,1995, December 31,1994 and January 1,1994



6.Stock options

A summary of stock option activity follows:

                                    1995                         1994                           1993

                            Option        Number        Option           Number       Option          Number
                             price        of shares      price         of shares       price         of shares
----------------------------------------------------------------------------------------------------------------------
Beginning of year .....  $4.45   $10.88    54,527     $4.45 - $10.88    73,645     $4.45 - $8.00      84,976
Granted ...............      9.00          97,000         9.75           4,500      7.13 - 10.88      30,000
Exercised .............   4.45    6.48     (3,493)     4.45 - 8.00     (22,118)     4.45 - 8.00      (38,831)
Cancelled .............   7.13    10.88    (7,350)       10.88          (1,500)     5.50 - 8.00       (2,500)
----------------------------------------------------------------------------------------------------------------------
At end of year ........   5.50 -  10.88   140,684      4.45 - 10.88     54,527      4.45 - 10.88      73,645
----------------------------------------------------------------------------------------------------------------------
Exercisable at year end                    49,684                       54,527                        49,645



     Under the 1983 Key Employees Stock Option Plan, 206,250 shares of the Company's common stock were initially reserved for issuance. The 1983 plan provided that the option price could not be less than 100% of the fair market value of the shares on the date of grant and that any options so granted could be exercised at any time between one and ten years from the date of grant. Although no additional options could be granted as of December 30, 1995, options for a total of 18,034 shares remained outstanding and exercisable under the 1983 plan.

     Under the 1993 Stock Option Plan 300,000 shares of the Company's common stock were initially reserved for issuance. The 1993 plan provides for issuance of qualified and non-qualified options. The qualified options may be issued under the same terms as those under the 1983 Plan. The non-qualified options may be granted to employees at an exercise price determined by the Stock Option Committee of the Board of Directors which may not be less than par value. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the closing price on the date the option is granted. Such options may become exercisable immediatly after the grant and/or at any time before the fifth anniversary of the grant.

     As of December 30, 1995 options for a total of 122,650 shares remained outstanding under the 1993 Plan of which options for 31,650 shares were exercisable and options for 177,350 were available for future grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30,1995, December 31,1994 and January 1,1994


7.Stock Purchase Plan

A summary of Stock Purchase Plan subscription activity is as follows:

                                      1994                         1993                           1992

                          Subscription      Number      Subscription     Number       Subscription     Number
                             price        of shares        price        of shares        price        of shares

Beginning of year ....... $4.68 - $6.80   43,442        $4.68 - $9.24   29,981       $4.68 - $6.80     48,831
Granted .................     9.24                           6.69        29,766           9.24          22,000
Exercised ...............  4.68 -  9.24  (24,763)        4.68 - 9.24   (16,305)       4.68 - 6.80     (38,850)
Cancelled ...............     9.25        (1,747)            --           --             4.68          (2,000)
==================================================================================================================
End of year                6.69 - 9.20    16,932         4.68 - 9.24    43,442        4.68 - 9.24      29,981

     In 1985, the Company's stockholders approved the Employees Stock Purchase Plan pursuant to which 275,000 shares of the Company's common stock were initially reserved for issuance to eligible employees. On April 17, 1990, the Company's stockholders approved an extension of the Plan through December 31, 1994.

     The Plan allows employees to purchase, through payroll deductions, shares at 85% of the fair market value of the shares at the time of the offer or at the time of the purchase, whichever is less.

     In 1995 the Company's stockholders approved a new Plan, pursuant to which as of December 30, 1995 a total of 200,000 shares of the Company's common stock could be purchased by eligible employees on substantially the same terms as the prior Plan.

8.Income taxes

     Effective January 3, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". As permitted under the new rules, prior years' financial statements have not been restated.

     The cumulative effect of adopting Statement No. 109 as of January 3, 1993 was an increase in net income by $50,000 which is included in other income.

     The provision for income taxes consists of the following components:

                                             1995           1994           1993
Current tax:

Federal ............................   $   767,000    $   739,000    $   887,000
State ..............................       219,000        208,000        268,000
--------------------------------------------------------------------------------
                                           986,000        947,000      1,155,000
--------------------------------------------------------------------------------
Deferred tax benefit:

Federal ............................       (46,000)      (101,000)      (55,000)
State ..............................        (1,000)        (9,000)       (3,000)
--------------------------------------------------------------------------------
                                           (47,000)      (110,000)      (58,000)
--------------------------------------------------------------------------------
Provision for income taxes .........   $   939,000    $   837,000    $ 1,097,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30,1995, December 31,1994 and January 1,1994



8.Income taxes (continued)


     Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at December 30, 1995 and December 31, 1994 are as follows:

                                                                 1995       1994

Current deferred tax assets:
         Inventory valuation allowance....................   $489,600   $426,800
         Unrealized holding loss on securities ...........               142,000
         Capitalized inventory costs .....................    107,400    118,400
         Warranty cost ...................................     43,000     43,000
         Other ...........................................     51,200     44,631
         =======================================================================
                                                              691,200     74,831


Non-current deferred tax liabilities:
         Depreciation and amortization ...................    101,000     88,400
         State Income taxes ..............................     53,400     53,100
         -----------------------------------------------------------------------
                                                              154,500    141,500
         =======================================================================
         Net deferred tax assets .........................   $536,700   $633,331


     The change in net deferred tax assets during 1995 of $96,000 is comprised of the deferred tax credit of $47,000 included in the provision for income tax and the deferred tax provision associated with the unrealized holding gain on available-for-sale securities of $143,000 included in stockholders' equity.


     The change in net deferred tax assets during 1994 of $252,000 is comprised of the deferred tax credit of $110,000 included in the provision for income tax and deferred tax benefit associated with the unrealized holding loss on available-for-sale securities of $142,000 included in stockholders' equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30,1995, December 31,1994 and January 1,1994


8.Income taxes (continued)

     The statutory federal income tax rate is reconciled to the effective tax rate (computed by dividing the provision for income taxes by income before income taxes) as follows:

                                                          1995       1994        1993


Statutory rate .......................................   34.00%      34.00%      34.00%

Effect of:
   State income tax expense net of federal deduction      5.55        6.49        5.68
   Tax exempt interest ................................  (2.22)      (2.72)      (1.16)
   Foreign Sales Corporation .........................   (1.59)      (1.33)      (2.39)
   Other .............................................     .50         .46        (.47)

Effective tax rate ...................................   36.24%      36.90%      35.60%


9.Cash dividends

     The Company's Board of Directors declared the following cash dividends in 1995, 1994 and 1993:

                         Date            Record        Dividend
                         declared         date         per share


               1995      Feb 22           Mar 1          .10
                         Apr 28           Jun 1          .10
                         Jul 20           Sep 2          .10
                         Sep  9           Dec 2          .10
               ------------------------------------------------
               1994      Feb 22           Mar 1          .10
                         Apr 28           Jun 1          .10
                         Jul 20           Sep 2          .10
                         Sep 9            Dec 2          .10
               ------------------------------------------------
               1993      Feb 24           Mar 10         .075
                         Apr 29           Jun 2          .075
                         Jul 20           Sep 1          .075
                         Oct 13           Dec 2          .075



10.Nature of business

     Management considers the Company to be in only one business segment: the manufacture and sale of electronic devices offering extremely broad frequency coverage and high performance characteristics. The Company sells primarily to customers in the defense industries. Foreign sales amounted to approximately $4,229,000 in 1995, $3,526,000 in 1994 and $4,129,000 in 1993.

     Sales to any one foreign geographic area did not exceed 10% of net sales for 1994, 1993 or 1992. In 1994, sales to Raytheon Company amounted to 10% of net sales. In 1992, sales to General Electric Company amounted to 12.8% of net sales.

     Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and 36% of its receivables at December 30, 1995 were from five customers. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base and their geographical dispersion and by ongoing customer credit evaluations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and January 2,1993


11. Acquisitions and loss from shutdown of subsidiary

     In May 1992, the Company acquired the business and assets of Microwave Research and Development, Inc. (MRD), an electronic components manufacturer, for approximately $715,000 in cash and an agreement to issue up to 40,000 shares of the Company's common stock in installments on the first business day of January 1993, 1994 and 1995, or make certain cash payments instead of the issuance of such shares. The number of shares to be issued and/or the amount of the cash to be paid was contingent upon the market value of the Company's shares on specified dates.

     The acquisition was accounted for using the purchase method of accounting. The Company initially recorded the excess of the cost of the acquisition over the fair value of the net assets acquired of approximately $828,000 (including $249,000 representing the approximate market value at the date of acquisition of the 40,000 shares potentially issuable to the sellers) as an intangible asset (technology), which it began amortizing over the five year period from the date of the acquisition on a straight-line basis. As a result of changes in the market value of the shares, the company made a cash payment of approximately $63,000 and issued 13,333 shares to the sellers in January 1993 and January 1994, respectively, and had accrued a liability of approximately $106,000 as of December 31, 1994 for the payment that was scheduled to be made in January 1995 pursuant to the original terms of the agreement. However, management of the Company believed that the sellers had breached certain terms of the agreement and the Company reached a settlement with the sellers during 1995 whereby it will not be required to make the payment that would have been due in January 1995.

     As a result of the changes in the market value of the shares and the settlement, the carrying value of the intangible asset initially recorded was reduced by approximately $106,000 in 1995 and $39,000 in 1994 and increased by approximatly $110,000 in 1993, and charges for amortization of the intangible asset totaled approximatly $96,000 in 1995, $177,000 in 1994 and $199,000 in 1993.


12. Contingencies

     On July 1, 1993, the Company filed a $750,000 amended complaint against the former principals of an acquired Canadian business, in the United States District Court for the District of New Jersey, for misrepresentations made by them in conjunction with the Stock Purchase Agreement between the parties. On or about November 1, 1993, the former principals filed an action in Ontario Court against the Company for breach of the same Stock Purchase Agreement, fraud, breach of employment agreements, wrongful dismissal, breach of lease and damage to leased premises. The former principals have demanded $(Canadian) 1,000,000 in compensatory and punitive damages. During 1995 the Company and the former principles settled a lawsuit filed in the United States district Court without compensation to either party. However the litigation in Ontario is continuing and the Company has filed a counter claim demanding $1,500,000 in compensatory and punitive damages. The Company believes that the former principals' action is without merit and intends to pursue its action and vigorously contest the former principals' lawsuit.

     The company is a party to other lawsuits, both as a plaintiff and a defendant, arising in the normal course of business. It is the opinion of Management, after consultation with counsel, that the disposition of these various lawsuits, including the lawsuit described above, will not individually or in the aggregate materially adversely affect the consolidated financial position or the results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31,1994, January 1,1994 and January 2,1993


13. Quarterly financial information (unaudited)


     Summarized quarterly financial data reported on a 12-12-16-12 week basis for 1995 and 1994 are as follows:

                                          Quarter ended

                  1995   March 25     June 17      October 7    December 30

Net sales ............   $3,452,193   $3,076,952   $4,355,200   $3,512,288
Gross profit .........    1,811,073    1,427,368    2,054,914    1,895,126
Net income ...........      449,761      279,808      469,020      453,477
Net income per share .          .26          .16          .26          .27
--------------------------------------------------------------------------
                  1994   March 26     June 18      October 8    December 31

Net sales ............   $3,061,241   $3,430,526   $3,948,675   $3,152,345
Gross profit .........    1,584,971    1,725,467    1,889,263    1,899,488
Net income ...........      350,972      299,183      308,850      472,191
Net income per share .          .19          .17          .18          .27



14. New accounting pronouncements


     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived assets to be Disposed of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets which are held and used or disposed of. Statement No. 121 will be effective for fiscal years beginning after December 15, 1995. The Company does not anticipate that the adoption of statement No. 121 will have a material adverse effect on the Company's consolidated financial Statements.

     During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for stock-based compensation plans and requires additional disclosures for those companies who elect not to adopt the new method of accounting. While the Company studies the impact of the pronouncement, it continues to account for employee purchase rights and stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement No. 123 will be effective for fiscal years beginning after December 15, 1995.


QUARTERLY COMMON STOCK DATA

                                    Fiscal 1995                     Fiscal 1993
                                      Quarter                        Quarter
                          1st      2nd      3rd     4th      1st     2nd     3rd    4th
Market price per share:

         High .......      9 3/8   9 13/16  12 3/8  12 1/4   12 3/4  10 7/8  12     9 3/8

         Low ........      7 7/8   8 1/2    9 5/8   7 5/8    10 1/2  9 1/8   8 1/4  7 5/8





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

 J. H COHN & COMPANY
 75 EISENHOWER PARKWAY                                    LAWRENCEVILLE,NJ
 ROSELAND NJ 07068-1697                                   NEW YORK,NY
 (201) 228-3500                                           ROSELAND, NJ
                                                          SAN DIEGO,CA


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders Merrimac Industries, Inc.


     We have audited the accompanying consolidated balance sheets of MERRIMAC INDUSTRIES, INC. as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended included in the 1995 Annual Report to shareholders of Merrimac Industries Inc. and incorporated by reference in this Annual Report on Form l0-KSB. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financal statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the 1995 and 1994 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Industries, Inc. as of December 30, 1995 and December 31, 1994, and their results of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


     As described in Note l to the consolidated financial statements, the Company changed its method of valuing investments in debt securities in 1994.





                                                         /s/ J.H. COHN & COMPANY
                                                         -----------------------
                                                            J. H. COHN & COMPANY



Roseland, New Jersey
February l7, l996

ERNST & YOUNG  LLP                             MetroPark
                                             99 Wood Avenue South
                                             P.O. Box 751
                                             Iselin, New Jersey 08830-0471


                         Report of Independent Auditors


The Board of Directors and Shareholders Merrimac Industries, Inc.


     We have audited the consolidated statements of income, stockholders' equity and cash flows of Merrimac Industries Inc. for the year ended January 1, 1994 included in the 1995 Annual Report to Shareholders of Merrimac Industries, Inc and incorporated by reference in this Form 10-KSB. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, Merrimac Industries Inc. consolidated results of operations and its cash flows for the year ended January 1, 1994, in conformity with generally accepted accounting principles.



                                                           /s/ Ernst & Young LLP
                                                           ---------------------
                                                               Ernst & Young LLP



MetroPark, New Jersey
February 21, 1994



Exhibit 13