Form 10KSB, Exhibit 13
period 1996-12-28
MERRIMAC INDUSTRIES INC
filed 1997-03-27
CIK 706864

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

1996 compared to 1995

     In 1996  net  sales  were  $14,153,000  compared  to  $14,397,000  in 1995.
Operations generated a loss of $589,000 in 1996. After excluding the $1,382,000 restructuring charge recognized in 1996, operations generated income of $793,000 compared to operating income of $2,309,000 in 1995. A net loss of $297,000 in 1996 compares to net income of $1,652,000 in 1995. The operating loss is primarily due to the increases in cost of sales and selling, general and administrative expenses coupled with the restructuring charge.

     Net foreign sales amounted to $4,390,000 or 31.0% of net sales, an increase of $161,000 or 3.8% compared to prior year's foreign sales of $4,229,000. Net domestic sales amounted to $9,763,000 or 69.0% of net sales, a decrease of $405,000 or 4.0% compared to prior year's domestic sales of $10,168,000. Management attributes approximately $200,000 of the decrease to the continued decline of net domestic defense activity.

     Orders increased $1,776,000 or 11.9% to $16,729,000 in 1996 and the backlog of firm unfilled orders increased $2,575,000 or 45.5% to $8,231,000 at year-end.

     Cost of sales as a percentage of net sales increased 8.1% to 58.2%, which amounted to an increase of $1,032,000. The primary reasons for the increases were the loss of production time from Total Quality Management (TQM) and ISO-9001 quality standards program training and implementation, as well as the setup costs for the new manufacturing facility in Costa Rica, which items in the aggregate were $811,000. In addition, higher compensation rates due to the merit pay increases that became effective at midyear 1995; additional manufacturing personnel hired to reduce the number of backlog ship days; the doubling of the matching contribution rate by the Company to the Company's 401(k) Plan; and fixed overhead increases not fully absorbed because the shipment shortfall impacted cost of sales.

     Selling, general and administrative expenses increased $331,000 and as a percentage of net sales increased from 32.7% in 1995 to 35.6% in 1996. The increases are due primarily to aggregate costs of $464,000 for TQM and ISO-9001 training, instruction and implementation costs and a comprehensive marketing analysis utilizing an outside consulting firm, as well as higher compensation expenses resulting from 1995 midyear merit increases to all employees.

1995 compared to 1994

     Results of operations reflect increases in: net sales of $804,000 or 5.9%; operating income of $215,000 or 10.3%; net income of $221,000 or 15.4%; and net income per share of $.14 or 17.3%.

     Net foreign sales amounted to $4,229,000 or 29.4% of net sales, an increase of $703,000 or 19.9% compared to prior year's net foreign sales of $3,526,000. The increase was attributable to further expansion into foreign markets through our network of 17 sales representative organizations and the rapid expansion of the space and wireless communications markets in the Far East. Net domestic sales amounted to $10,168,000 or 70.6% of net sales, an increase of $101,000 or 1.0% compared to prior year's net domestic sales of $10,067,000. Management attributes this slight change to the continued decline of domestic defense activity.


     Orders increased $1,200,000 or 8.7% to $14,953,000 in 1995 and the backlog of firm unfilled orders increased $545,000 or 10.7% to $5,656,000 at year-end.

     Cost of sales increased $715,000 or 11.0% and, as a percentage of net sales, increased 2.3%. The primary reasons for that increase were: a diversion of production labor for the newly adopted TQM and ISO-9001 programs; the manufacture of prototypes and shipments of products which are considered developmental; and merit pay increases to the manufacturing and supervisory staff that became effective at mid-year.

     Selling, general and administrative expenses decreased $118,000 or 2.4% and as a percentage of net sales were 32.7%, a decrease of 2.8%. There were increases in: sales commissions of $92,000 as net sales increased; professional fees (legal) of $89,000 from defending our claims regarding a 1992 acquisition disagreement; contributions to the Company's Savings and Investment Plan of $54,000 resulting from the doubling of the matching contribution rate by the Company; and the Profit Sharing Plan contribution increase of $36,000 or 14.3% to $288,000. These increases were offset by decreases in advertising and promotion expenses of $36,000 or 20.5%, proposal expenses of $180,000 or 27.2%, and development expenses of $123,000 or 31.0%, as personnel concentrated their efforts on expediting shipments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     The Company's financial condition remained strong throughout 1996. At the end of 1996, the Company had liquid resources comprised of cash, cash equivalents and investments in available-for-sale securities, totaling approximately $2,400,000 compared to $4,600,000 at the end of 1995. The Company's working capital stood at $7,960,000 and its current ratio was 5.7 at the end of 1996 compared to $10,024,000 and 7.0, respectively, at the end of 1995.

     The Company's operating activities generated cash flows of $792,000 in 1996 compared to $2,193,000 in 1995 and $2,263,000 in 1994. The decrease in cash flows is primarily the result of the decline in 1996 operating income. The Company made net investments in property, plant and equipment of $1,003,000 in 1996 compared to $447,000 in 1995 and $1,103,000 in 1994. During 1996, the
Company made open market purchases of 154,100 shares of its common stock at a cost of $1,630,000. Purchases of common stock were $1,035,000 in 1995 and $904,000 in 1994. The Company paid cash dividends quarterly at the annual rate of $.40 per share on its common stock amounting to $617,000 in 1996, $676,000 in 1995 and $691,000 in 1994. Lacking clear cut growth opportunities, the Company in the past has returned a substantial portion of its net income to the stockholders. Achievement of the growth anticipated by the new Management of Merrimac will inevitably cause a review of our dividend policy.


     The Company has a $3,000,000 unsecured line of credit agreement with The Bank of New York, at the bank's floating prime rate, and the full line is available for future borrowing. Management believes that with the liquid resources and the unused line of credit available at the end of 1996, along with cash flows expected to be generated from operations, the Company will have sufficient resources for currently contemplated operations in 1997. The Company's manufacturing facility in Costa Rica became operational in the second half of 1996 and expansion plans there are being contemplated for the current year. The Company's capital expenditure program for new projects and production equipment is anticipated to exceed its depreciation and amortization expenses in 1997.

     The Company was authorized on November 1, 1996 to purchase up to 100,000 shares of its common stock, from time-to-time depending on market conditions, and has purchased 4,100 shares to date under such authorization.

     The Company is also exploring the possibility of acquiring similar manufacturers of electronic devices, although it currently has no definitive plans or agreements. Management believes that such acquisitions and business operations expansion could be financed through the liquid and capital resources currently available as previously discussed, and/or through additional borrowing or issuance of equity or debt securities.

CONSOLIDATED STATEMENTS OF INCOME


Years Ended December 28, 1996, December 30, 1995 and December 31, 1994

                                                           1996          1995           1994
                                                       ----------------------------------------
Net sales ..........................................   $14,152,970   $14,396,633    $13,592,787

Costs and expenses:
    Cost of sales ..................................     8,240,639     7,208,152      6,493,598
    Selling, general and administrative ............     5,041,606     4,710,752      4,828,601
    Amortization of intangible assets ..............        77,568       169,180        176,735
    Restructuring Charge ...........................     1,381,709
                                                       ----------------------------------------
                                                        14,741,522    12,088,084     11,498,934
                                                       ----------------------------------------
Operating income (loss) ............................      (588,522)    2,308,549      2,093,853
Interest and other income, net......................        97,300       282,517        174,343
                                                       ----------------------------------------
Income (loss) before income taxes ..................      (491,252)    2,591,066      2,268,196
Provision (credit)for income taxes .................      (194,000)      939,000        837,000
                                                       ----------------------------------------

Net income (loss) ..................................   $  (297,252)  $ 1,652,066    $ 1,431,196
                                                       ========================================
Net income (loss) per common share .................         $(.19)        $ .95          $ .81
                                                       ----------------------------------------
Weighted average number of shares outstanding ......     1,585,981     1,736,675      1,765,375
                                                       ----------------------------------------

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

December 28, 1996 and December 30, 1995

                                                                                              1996            1995
                                                                                           ---------------------------
Assets

Current assets:
    Cash and cash equivalents .........................................................    $ 1,265,581     $ 2,295,186
    Investments in Available-for-sale securities ......................................      1,140,832       2,297,705
    Accounts receivable ...............................................................      1,850,042       2,373,181
    Inventories .......................................................................      4,165,818       3,920,010
    Other current assets ..............................................................        271,810         112,215
    Deferred tax assets ...............................................................        968,000         691,200
                                                                                           ---------------------------
                  Total current assets ................................................      9,662,083      11,689,497
                                                                                           ---------------------------
Property, plant and equipment, at cost ................................................     12,668,930      12,085,514
    Less accumulated depreciation and amortization ....................................      9,326,688       8,957,870
                                                                                           ---------------------------
    Net property, plant and equipment .................................................      3,342,242       3,127,644
Deferred Tax Assets ...................................................................         47,000
Other assets ..........................................................................         30,440         371,371
                                                                                           ---------------------------
                  Total Assets ........................................................    $13,081,765     $15,188,512
                                                                                           ===========================
Liabilities and Stockholders' Equity

Current liabilities:
    Accounts payable ..................................................................    $   750,763     $   386,303
    Accrued liabilities ...............................................................        952,880         955,277
    Income taxes payable ..............................................................                        323,549
                                                                                           ---------------------------
                  Total current liabilities ...........................................      1,703,643       1,665,129
Deferred Compensation .................................................................        249,100
Deferred tax liabilities ..............................................................                        154,500
                                                                                           ---------------------------
                  Total liabilities ...................................................      1,952,743       1,819,629
                                                                                           ---------------------------

Contingencies
Stockholders' equity:
    Common stock, par value $.50 per share;
       5,000,000 shares authorized; 2,585,749 and 2,549,452 shares issued ...... ......      1,292,875       1,274,726
    Additional paid-in capital ........................................................      9,005,330       8,723,124
    Retained earnings .................................................................     10,051,720      10,965,750
    Unrealized holding gain on available-for-sale securities, net .....................          6,162           1,900
                                                                                           ---------------------------
                                                                                            20,356,087      20,965,500

    Less treasury stock, at cost - 1,074,839 and 920,739 shares .......................      9,227,065       7,596,617
                                                                                           ---------------------------
                  Total stockholders' equity ..........................................     11,129,022      13,368,883
                                                                                           ---------------------------
                  Total Liabilities and Stockholders Equity ...........................    $13,081,765     $15,188,512
                                                                                           ===========================

See accompanying notes.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 28, 1996, December 30, 1995 and December 31, 1994

                                                                   Additional     Unrealized
                                           Common Stock              paid-in         holding     Retained       Treasury Stock
                                       Shares        Amount          capital      gain (loss)    earnings     Shares      Amount
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994               2,469,440   $1,234,720     $8,112,426                  $ 9,249,440     730,535   $5,657,665
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      1,431,196
Exercise of options                       38,423       19,212        231,238
Shares issued                             13,333        6,666        144,996
Tax benefit - stock options*                                          48,800
Effect of change in fair value of
  available-for-sale Securities                                                   $(213,720)
Cash dividends                                                                                   (690,939)
Purchase of common stock                                                                                      100,200      903,907
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994             2,521,196    1,260,598      8,537,460       (213,720)    9,989,697     830,735    6,561,572
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      1,652,066
Exercise of options                       28,256       14,128        164,364
Tax benefit - stock options*
Effect of change in fair value of                                     21,300
  available-for-sale securities                                                     215,620
Cash dividends                                                                                   (676,013)
Purchase of common stock                                                                                        90,004   1,035,045
----------------------------------------------------------------------------------------------------------------------------------
Balance December 30, 1995              2,549,452    1,274,726      8,723,124          1,900    10,965,750      920,739   7,596,617
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                                (297,252)
Exercise of options                       36,297       18,149        268,206
Tax benefit - stock options*                                          14,000
Effect of change in fair value of
  available-for-sale securities                                                       4,262
Cash dividends                                                                                   (616,778)
Purchase of common stock                                                                                       154,100   1,630,448
----------------------------------------------------------------------------------------------------------------------------------
Balance December 28, 1996              2,585,749   $1,292,875     $9,005,330      $   6,162   $10,051,720    1,074,839  $9,227,065

*Tax benefit resulting from exercise and disposition of stock options. See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 28, 1996, December 30, 1995 and December 31, 1994

                                                                     1996           1995           1994
Cash flows from operating activities:                            ------------------------------------------

    Net income (loss) .......................................    $ (297,252)     $1,652,066    $ 1,431,196
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
        Depreciation and amortization .......................       890,859         850,637        837,863
        Loss on available-for-sale securities ...............        17,650
        Write-off of intangible assets ......................       244,500
        Deferred compensation ...............................       279,100
        Deferred income taxes ...............................      (481,248)        (46,621)      (110,000)
        Changes in operating assets and liabilities:
          Accounts receivable ...............................       523,139        (321,528)       116,994
          Inventories .......................................      (245,808)       (272,180)       (11,574)
          Other current assets ..............................      (145,595)         76,685          6,147
          Other assets ......................................         2,178          15,253       (165,000)
          Accounts payable ..................................       364,460          68,053        (28,129)
          Accured liabilities ...............................       (32,397)        120,067        102,670
          Income taxes payable ..............................      (323,549)         52,492         82,613
                                                                 ------------------------------------------
Net cash provided by operating activities ...................       791,681       2,192,924      2,262,780
                                                                 ------------------------------------------
Cash flows from investing activities:
    Purchase of capital assets ..............................    (1,012,259)      ( 450,977)    (1,116,551)
    Proceeds from sales of capital assets ...................         9,071           3,690         13,212
    Proceeds from sales and maturities
      of available-for-sale securities ......................     2,272,070       1,292,983        400,000
    Purchase of investment securities .......................    (1,129,297)
                                                                 ------------------------------------------
Net cash provided by (used in) investing activities .........       139,585         845,676       (703,339)
                                                                 ------------------------------------------
Cash flows from financing activities:
    Repurchase of common stock ..............................    (1,630,448)     (1,035,045)      (903,907)
    Proceeds from the issuance of common stock ..............       286,355         178,492        250,450
    Payments of dividends ...................................      (616,778)       (676,013)      (690,939)
                                                                 ------------------------------------------
Net cash used in financing activities .......................    (1,960,871)     (1,532,566)    (1,344,396)
                                                                 ------------------------------------------
Net increase (decrease) in cash and cash equivalents ........    (1,029,605)      1,506,034        215,045
Cash and cash equivalents at beginning of year ..............     2,295,186         789,152        574,107
                                                                 ------------------------------------------
Cash and cash equivalents at end of year ....................    $1,265,581      $2,295,186    $   789,152
                                                                 ------------------------------------------
Supplemental disclosures of cash flows information:
   Cash paid during the year for:
     Income taxes ...........................................    $  712,500      $  833,776    $   885,295
                                                                 ------------------------------------------

Supplemental disclosure of non-cash investing and
   financing activity:
     Unrealized holding gain (loss) on available-for-sale
       securities, less deferred tax provision of $4,200,
       $143,000 and benefit of $142,000 .....................    $    4,262      $  215,620    $  (213,720)
     Tax benefit related to employees' stock options ........        14,000          21,300         48,800
     Decrease in intangible assets ..........................                      (105,664)       (38,666)
     Issuance of common stock ...............................                                      151,662
                                                                 ------------------------------------------

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 28, 1996, December 30, 1995 and December 31, 1994

1.Summary of significant accounting policies


     Principles of consolidation: The financial statements include the accounts of the Company, Industrias Merrimac Incorporada, S.A. a wholly-owned subsidiary located in San Jose, Costa Rica and Merrimac International, Inc. FSC, a wholly-owned foreign sales corporation. All intercompany accounts have been eliminated in consolidation.

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

     Investments: Effective January 2, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and classified its portfolio of investment securities, as available-for-sale securities that were carried at quoted market values. Unrealized gains and losses are included as a seperate component of stockholders' equity. Realized gains and losses, determined using the specific identification method, are included in income in the period incurred. The cumulative effect of adopting Statement No. 115 as of January 2, 1994 was not material.

     Inventories: Inventories are valued at the lower of average cost or market and consist of the following:

                                                       1996                 1995
                                                 -------------------------------

Finished goods .......................           $  885,863           $1,079,983
Work in process ......................            2,134,013            1,404,901
Raw materials and
purchased parts ......................            1,145,942            1,435,126
                                                 -------------------------------
                                                 $4,165,818           $3,920,010
                                                 ===============================


Total inventories are net of valuation allowances for obsolescence of $1,761,000 in 1996 and $1,138,000 in 1995.

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

     Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets in use at December 28, 1996 and december 30, 1995 amounted to $6,040,000 and $6,016,000 respectively.

     Long-lived  assets:  Effective  December  31,  1995,  the  Company  adopted
Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" Under Statement No. 121, impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 28, 1996, Decemeber 30, 1995, and December 31, 1994

1. Summary of significant accounting policies (continued)


     During 1996, the Company determined that its intangible assets, comprised primarily of the excess of cost over the fair value of net assets of acquired businesses, had become impaired and estimated that they would not generate any significant cash flows in future periods. Accordingly, the carrying value of the impaired assets of $244,500 was written off in conjunction with certain other restructuring charges (see Note 12). Prior to such determination, the intangible assets were being amortized on a straight-line basis over a period of five years. The implementation of Statement No.121 did not have any effect on the determination of the amount written off.

     Advertising: The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were $150,000 in 1996, $140,000 in 1995 and $176,000 in 1994.

     Income taxes: The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Profit Sharing Plan: Based on the annual authorization from the Board of Directors, 10% of pre-tax income as adjusted before the profit sharing provision ($145,000 in 1996, $288,000 in 1995 and $252,000 in 1994) is contributed to a trust fund and allocated to eligible employees.

     Savings and Investment Plan: The Company's Savings and Investment Plan (401(k) plan) permits eligible employees to save and invest up to 16% of their regular compensation with 50% (25% prior to 1995) of the first 6% of such savings matched by the Company. The Company's contributions to the Plan were $142,000 in 1996, $105,000 in 1995 and $51,000 in 1994.

     Stock-based compensation: Effective December 31, 1995, the Company adopted the provisions of Statement No. 123, "Accounting for Stock-Based Compensation," which permitted it to elect to account for stock-based compensation arising under its stock option and stock subscription plans by using a fair value based method or continuing to measure compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue using the intrinsic value method and make the pro forma disclosures required by Statement No. 123 of net income and net income per share as if the fair value based method of accounting had been applied (see Note 6). Since the Company generally grants options and rights to subscribe to purchase shares at or near the market price of the underlying share on the date of grant, it will not be required to recognize compensation expense as a result of such grants.

     Research and development: Research and development expenditures of $246,000 in 1996, $275,000 in 1995 and $398,000 in 1994 were expensed as incurred.

Interest expense:  Interest expense was not material in 1996, 1995 and 1994.

     Net income (loss) per share: Net income (loss) per share is based upon weighted average number of common shares and common equivalent shares outstanding during the year. Common equivalent shares arise from the dilutive effects of shares that may be purchased under stock option and purchase plans (see Note 6).

     Accounting period: The Company's fiscal year is the 52 - 53 week period ending on the Saturday closest to December 31. There were 52 weeks in fiscal year 1996, 1995 and 1994 (see Note 13).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 28, 1996, Decemeber 30, 1995, and December 31, 1994

     2. Investments in  available-for-sale securities

     The amortized cost of the Company's portfolio of available-for-sale investments in marketable equity securities at December 28, 1996 and municipal debt securities at December 30, 1995 is reconciled to the fair market value, which was also the carrying value, of the portfolio at December 28, 1996 and December 30, 1995 as follows:

                                                             1996      1995
                                                         -----------------------
Amortized cost ...............................           $1,130,470  $2,294,548
Gross  unrealized gains.......................               10,876       8,278
Gross unrealized losses ......................                 (514)     (5,121)
                                                         -----------------------
Fair market value ............................           $1,140,832  $2,297,705
                                                         =======================

     The net unrealized gains of $10,362 in 1996 and $3,157 in 1995 are included as a separate component of stockholders' equity, net of deferred tax effects. Sales of securities totaled $2,275,000 in 1996 and $993,000 in 1995. Realized gains and losses in 1995 and 1994 were not material.


     3. Property Plant and equipment

Property Plant and equipment consist of the following:

                                                       1996               1995
                                                  ------------------------------

Land and land improvements ...............        $   547,446        $   547,446
Building .................................          2,238,868          2,245,928
Machinery and equipment ..................          5,850,630          5,654,608
Office equipment,
   furniture and fixtures ................          4,031,986          3,637,532
                                                  ------------------------------
                                                  $12,668,930        $12,085,514
                                                  ==============================
4.Accrued liabilities

Accrued liabilities consist of the following:
                                                       1996               1995
                                                  ------------------------------
Commissions ..........................            $   140,656        $   143,833
Vacation .............................                185,853            152,403
Profit sharing .......................                144,525            270,960
Employee compensation ................                164,820            212,373
Warranty reserve .....................                150,000            100,000
Other  ...............................                167,026             75,708
                                                  ------------------------------
                                                  $   952,880        $   955,277
                                                  ==============================

5.Line of credit

     The Company has a $3,000,000 unsecured Bank line of credit agreement with interest payable at the prime rate. There were no borrowing or amounts outstanding under this line of credit agreement or any previous line of credit agreements at either December 28, 1996 or December 30, 1995, or December 31, 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 28, 1996, Decemeber 30, 1995, and December 31, 1994

6.Stock options and Stock Purchase Plans

     Under the Company's 1993 Stock Option Plan, 300,000 shares of the common stock were initially reserved for issuance. The 1993 Option Plan provides for issuance of qualified and non-qualified options. The qualified options may not be issued at less than 100% of the fair market value of the shares on the date of grant; they may be exercised at any time between one and ten years from the date of grant. The non-qualified options may be granted to employees at an exercise price determined by the Stock Option Committee of the Board of Directors which may not be less than par value. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant.

     The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the closing price on the date the option is granted. Such options may become exercisable immediately after the grant and/or at any time before the fifth anniversary of the grant.

     As of December 28, 1996, options for the purchase of a total of 118,150 shares remained outstanding and exercisable under the 1993 Option Plan, and options for 169,550 shares were available for future grant (however, options for 100,000 of those shares were issued to executive officers on December 31, 1996). In addition, (i) qualified options for the purchase of a total of 8,962 shares remained outstanding and exercisable under the Company's 1983 Key Employee Stock Option Plan (however, options can no longer be granted under this plan); and
(ii) nonqualified options for the purchase of a total of 50,000 shares remained outstanding and exercisable as a result of grants by the Board of Directors in 1996 to nonemployee directors at fair market value on the date of grant.

     A summary of all stock option activity and information related to all options outstanding follows:

                                   1996                         1995                         1994
--------------------------------------------------------------------------------------------------------------
                        Weighted                      Weighted                    Weighted
                         average        Shares         average      Shares         average       Shares
                        exercise        or price      exercise      or price      exercise       or price
                           price        per share        price      per share        price       per share
--------------------------------------------------------------------------------------------------------------
Outstanding
beginning of year ......   $8.90        140,684          $8.59      54,527           $7.80         73,645
Granted   ..............   11.00         60,000           9.00      97,000            9.75          4,500
Exercised ..............    7.82        (20,572)          5.50      (3,493)           6.03        (22,118)
Cancelled ..............    9.10         (3,000)          7.51      (7,350)          10.88         (1,500)
--------------------------------------------------------------------------------------------------------------
Outstanding at end of year  9.74        177,112           8.90     140,684            8.59         54,527
--------------------------------------------------------------------------------------------------------------
Exercisable at end of year  9.74        177,112           8.72      49,684            8.59         54,527
--------------------------------------------------------------------------------------------------------------
Option price range at end
 of year                            $5.50-11.00                $5.50-10.88                    $4.45-10.88
--------------------------------------------------------------------------------------------------------------
Weighted average fair value
 of options granted during
 the year                                 $1.98                      $2.88
--------------------------------------------------------------------------------------------------------------

The approximate weighted average remaining contractual life of the outstanding options at December 28, 1996 was 8.3 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 28, 1996, December 30, 1995 and December 31, 1994


6.Stock Option and Stock Purchase Plans (continued)

     In 1995, the Company's stockholders approved a stock purchase plan pursuant to which 200,000 shares of the Company's common stock were initially reserved for sale to eligible employees. Under this plan, the Company may grant employees the right to subscribe to purchase shares of common stock from the Company at 85% of the market value on specified dates and pay for the shares through payroll deductions over a period of up to 27 months.

     The Company's stockholders had approved another stock purchase plan in 1985 pursuant to which 275,000 shares of the Company's common stock were initially reserved for sale to employees on terms similar to those of the 1995 stock purchase plan. This plan expired on December 31, 1994.

A summary of Stock Purchase Plan subscription activity is as follows:

                                    1996                         1995                           1994
-------------------------------------------------------------------------------------------------------------
                         Weighted                      Weighted                    Weighted
                          Average          Shares       average          Shares     average            Shares
                         exercise        or price      exercise        or price    exercise          or price
                            price       per share         price      per shares       price         per share
--------------------------------------------------------------------------------------------------------------
Subscribed at
 beginning of year ....... $7.30            16,932      $ 7.01           43,442       $8.03            29,981
Subscribed ............     9.46            18,649                                     6.69            29,766
Purchased .............     7.98           (15,725)       6.43          (24,763)       7.18           (16,305)
Cancelled .............     8.70            (1,582)       9.24           (1,747)
--------------------------------------------------------------------------------------------------------------
Subscribed at end of year   8.66            18,274        7.30           16,932        7.01            43,442
--------------------------------------------------------------------------------------------------------------
Subscription price
 range at end of year                   $6.69-9.46                   $6.69-9.24                    $4.68-9.24
--------------------------------------------------------------------------------------------------------------
Weighted average fair
value of rights granted
during the year ........                     $3.10
--------------------------------------------------------------------------------------------------------------


     The weighted average remaining contractual life of an outstanding stock subscription at December 28, 1996 was approximately one year.

     As explained in Note 1, the Company has adopted the disclosure-only provisions of Statement 123. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for stock options and purchase plan subscription rights granted in 1996 and 1995. Had compensation cost been determined based on the fair value at the grant date for all awards in 1996 and 1995, consistent with the provisions of Statement 123, the Company's net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts set forth below:

                                                    1996              1995
--------------------------------------------------------------------------------
Net income (loss) - as reported ...........      $(297,252)        $1,652,066
Net income (loss) - pro forma .............       (495,252)         1,395,066
Net income (loss) per share-as reported ...           (.19)               .95
Net income (loss) per share-pro forma .....           (.31)               .80
--------------------------------------------------------------------------------


     The fair value of each of the options and purchase plan subscription rights granted in 1996 and 1995 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 3.4%; expected volatility of .25%; risk-free interest rate of 6%; and expected lives of two years. However, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock subscription rights.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 28, 1996, December 30, 1995 and December 31, 1994


7.Income taxes

     The provision for income taxes consists of the following components:

                                             1996           1995          1994
Current tax provisions:                  ---------------------------------------
Federal ............................     $ 214,000      $ 767,000     $ 739,000
State ..............................        65,000        219,000       208,000
                                         ---------------------------------------
                                           279,000        986,000       947,000
                                         ---------------------------------------
Deferred tax benefit:

Federal ............................      (369,000)       (46,000)     (101,000)
State ..............................      (104,000)        (1,000)       (9,000)
                                         ---------------------------------------
                                          (473,000)       (47,000)     (110,000)
                                         ---------------------------------------
Provision for income taxes .........     $(194,000)     $ 939,000     $ 837,000


     Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at December 28, 1996 and December 30, 1995 are as follows:

                                                               1996       1995
                                                           ---------------------
Current deferred tax assets:
  Inventory valuation allowance ...................        $  755,000   $489,600
  Depreciation and amortization ...................            17,800
  Capitalized inventory costs .....................            69,600    107,400
  Warranty cost ...................................            64,500     43,000
  Deferred compensation ...........................           131,300
  Other ...........................................            66,000     51,200
                                                           ---------------------
                                                            1,104,200    691,200


Non-current deferred tax liabilities:
  Depreciation and amortization ...................                      101,000
  State Income taxes ..............................            89,100     53,400
                                                           ---------------------
                                                               89,100    154,500
                                                           ---------------------
       Net deferred tax assets ....................        $1,015,100   $536,700
                                                           =====================


     The change in net deferred tax assets during 1996 of $478,000 is comprised of the deferred tax credit of $473,000 included in the provision for income tax and the deferred tax provision associated with the unrealized holding gain on available-for-sale securities of $5,000 included in stockholders' equity.


     The change in net deferred tax assets during 1995 of $96,000 is comprised of the deferred tax credit of $47,000 included in the provision for income tax and the deferred tax provision associated with the unrealized holding gain on available-for-sale securities of $143,000 included in stockholders' equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 28, 1996, December 30, 1995 and December 31, 1994


7.Income taxes (continued)

     The statutory federal income tax rate is reconciled to the effective tax rate computed by dividing the provision (credit)for income taxes by income
(loss) before income taxes as follows:


                                                          1996       1995        1994
                                                        -------------------------------
Statutory rate .......................................  (34.0)%       34.0%       34.0%

Effect of:
   State income tax expense net of federal deduction     (5.2)        5.5         6.5
   Tax exempt interest ...............................   (6.2)       (2.2)       (2.7)
   Foreign Sales Corporation .........................   (3.3)       (1.6)       (1.3)
   Loss on foreign subsidiary ........................    7.6
   Other .............................................    1.5          .5          .4
                                                        -------------------------------
Effective tax rate ...................................  (39.6)%      36.2%       36.9%


8.Cash dividends

     The Company has paid dividends of $.10 per share in each of the four quarters in fiscal 1996, 1995 and 1994.


9.Nature of business

     Management considers the Company to be in one business segment: the design, manufacture and sale of electronic devices offering extremely broad frequency coverage and high performance characteristics. The Company sells to customers in the communications, defense and aerospace industries.

     Foreign sales amounted to approximately $4,390,000 in 1996, $4,229,000 in 1995 and $3,526,000 in 1994. All sales by the Company's foreign subsidiaries are intercompany. Sales to any one foreign geographic area did not exceed 10% of net sales for 1996, 1995 or 1994. Sales to Lockheed Martin (1996) and Raytheon Company (1994) amounted to 10.8% and 10.0% of net sales, respectively. No one Company accounted for more than 10% of net sales in 1995.

     Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and 24% of its receivables at December 28, 1996 were from five customers. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations, performed by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 28, 1996, December 30, 1995 and December 31, 1994


10. Adjustment to cost of acquired business

     In May 1992, the Company acquired the business and assets of an electronic components manufacturer in a transaction that was accounted for as a purchase. In addition to an initial payment of cash, the Company agreed to issue up to 40,000 shares of the Company's common stock to the sellers in installments in January 1993, 1994 and 1995, or make certain cash payments instead of the issuance of such shares. The number of shares to be issued and/or the amount of the cash to be paid was contingent upon the market value of the Company's shares on specified dates. The Company included $249,000 representing the approximate market value of the 40,000 contingently issuable shares at the date of acquisition as part of the initial cost of the acquisition and allocated that amount to intangible assets with an estimated useful life of five years.

     Based on the original terms of the agreement, and changes in the market value of the Company's shares and the resolution of disputes with the sellers, the Company was required to issue 13,333 shares of common stock with a market value of $151,662 to the sellers in 1994 and no payments thereafter. As a result, the Company reduced the carrying value of the intangible asset by approximately $106,000 in 1995 and $39,000 in 1994.


11. Contingencies

     On July 1, 1993, the Company filed a $750,000 amended complaint against the former principals of an acquired Canadian business in the United States District Court for the District of New Jersey, for misrepresentations made by them in conjunction with the Stock Purchase Agreement between the parties. On or about November 1, 1993, the former principals filed an action in Ontario Court against the Company for breach of the same Stock Purchase Agreement, fraud, breach of employment agreements, wrongful dismissal, breach of lease and damage to leased premises. The former principals have demanded $(Canadian) 1,000,000 in compensatory and punitive damages. During 1995, the Company and the former principals settled the lawsuit filed in United States District Court without compensation to either party; however, the litigation in Ontario is continuing and the Company has filed a counter claim demanding $1,500,000 in compensatory and punitive damages. The Company believes that the former principals' action is without merit and intends to pursue its action and vigorously contest the former principals' lawsuit.

     The Company is a party to other lawsuits, both as a plaintiff and a defendant, arising from the normal course of business. It is the opinion of management, after consultation with counsel, that the disposition of these various lawsuits, including the lawsuit described above, will not materially affect the consolidated financial position or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 28, 1996, December 30, 1995 and December 31, 1994


12. Restructuring and related changes

     The restructuring of engineering responsibilities and its attendant refocus of product lines during 1996 impacted the valuation of inventories. An additional review by management of inventories, certain intangibles arising from acquired product designs, a non-compete agreement and deferred compensation for a retiring senior officer resulted in aggregate charges of $1,382,000, and charges, net of tax benefits, of $829,000 or $ .52 per share to operations in 1996.

     The Company initially recognized aggregate restructuring charges of $1,822,000 in the third quarter of 1996 and charges, net of tax benefits, of $1,093,000. The Company reduced its estimate of the total charges by $145,000 and reclassified charges of $295,000 to cost of sales and selling, general and administrative expenses in the fourth quarter.


13. Quarterly financial information (unaudited)


     Summarized quarterly financial data reported for 1996 and 1995 follows:

                                          Quarter ended

1996 (13 week basis)       March 30      June 29  September 28   December 28
                         ------------------------------------------------------
Net sales ............   $3,187,345   $3,925,528    $2,997,905    $4,042,192
Gross profit .........    1,548,312    1,767,288     1,068,489     1,528,242
Net income (loss) ....      252,303      312,949    (1,139,257)(B)   276,753(C)
-------------------------------------------------------------------------------
Net income
 (loss) per share ....         $.15         $.20         $(.73)(B)      $.18(C)
-------------------------------------------------------------------------------
1995 (12-12-16-12          March 25      June 17     October 7   December 30
 week basis)             ------------------------------------------------- ----
Net sales ............   $3,452,193   $3,076,952    $4,355,200    $3,512,288
Gross profit .........    1,811,073    1,427,368     2,054,914     1,895,126
Net income ...........      449,761      279,808       469,020       453,477
-------------------------------------------------------------------------------
Net income per share .         $.26         $.16          $.26          $.27


     (A) Effective in 1996, the Company changed the number of weeks which comprise its fiscal quarter to 13 weeks and the quarter-end closing dates to the last Saturday closest to the last day of the calendar quarter. Previously, the Company had utilized 13 four-week accounting periods for closing its books and quarterly financial information was reported on a 12-12-16-12 week basis.

     (B) Reflects the effects of restructuring charges (see Note 12) which, as adjusted in the fourth quarter from those amounts originally reported in the third quarter, reduced net income for the quarter by $916,000 or $ .57 per share.

     (C) Reflects the effects of adjustments to restructuring  charges (see Note
12) which increased net income for the quarter by $87,000 or $ .05 per share.

                          QUARTERLY COMMON STOCK DATA

                                    Fiscal 1996                     Fiscal 1995
                          -----------------------------------------------------------------

Quarter                    1st      2nd      3rd     4th     1st     2nd     3rd     4th
Market price per share:   -----------------------------------------------------------------

         High .......      $11 3/8 11 3/8   11 3/8  12 3/8   9 3/8   9 13/16 12 3/8  12 1/4

         Low ........      10 1/8   9 3/4    9 5/8   9 3/4   7 7/8   8 1/2    9 5/8   9 5/8
                          -----------------------------------------------------------------




     The common stock of the Company is listed on the American Stock Exchange and trades under the symbol MRM.

     The market price information is provided with regard to the high and low bid prices of the common stock of the Company during the periods indicated.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Merrimac Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Merrimac Industries, Inc. and Subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Industries, Inc. and Subsidiaries as of December 28, 1996 and December 30, 1995, and their results of operations and cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.

     As described in Note 1 to the consolidated financial statements, the Company changed its method of valuing investments in debt securities in 1994.



                                                       /s/ J.H. Cohn LLP
                                                       ----------------
                                                           J.H. Cohn LLP
Roseland, New Jersey
February 18, 1997