Form 10KSB, Exhibit 13
period 1998-01-03
MERRIMAC INDUSTRIES INC
filed 1998-04-02
CIK 706864

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

1997 Compared to 1996:

     Results of operations reflect increases in net sales of $4,506,000 or 31.8% and operating income (before the 1996 restructuring charge) of $1,202,000 or 151%. Net income of $1,402,000 compares to a net loss of $297,000 after the restructuring charge reported in 1996 and diluted net income of $.87 per share compares to diluted net loss of $.19 per share in the prior year.

     Net foreign sales amounted to $5,731,000 or 30.7% of net sales, an increase of $1,341,000 or 30.6% compared to prior year's net foreign sales of $4,390,000. Net domestic sales amounted to $12,928,000 or 69.3% of net sales, an increase of $3,165,000 or 32.4% compared to prior year's net domestic sales of $9,763,000. The increases in net sales were attributable to increased shipments of orders from a higher order backlog, process improvement initiatives, customer service focus and reduction of total-cycle-time to market.

     Orders increased $3,457,000 or 20.7% to $20,186,000 in 1997 and the backlog of firm unfilled orders increased $1,527,000 or 18.6% to $9,758,000 at year-end.

     As a result of the increases in net sales, cost of sales increased $1,707,000 or 20.7%. Cost of sales as a percentage of net sales decreased 4.9% to 53.3% for 1997. The decrease in cost of sales as a percentage of net sales when compared to the prior year is the result of volume-related improved efficiencies in the manufacturing cycle, a higher concentration of productive labor utilized in completing customer orders and a reduction of non-productive labor associated with training and instruction programs instituted during the prior year.

     Selling, general and administrative expenses increased $1,675,000 or 33.2%, and as a percentage of net sales increased .4% to 36.0%. Increases in selling costs were related to higher sales commissions due to increased sales revenues. General and administrative expenses partially increased due to additional compensation expenses related to the hiring of additional administrative personnel and higher compensation expenses resulting from last year's mid-year merit increases to certain employees. Certain transitional costs associated with further restructuring and re-engineering also increased selling, general and administrative expenses.

     Research and development expenses for new products were $556,000 for 1997, an increase of $309,000 or 126% from prior year. The Company settled litigation relating to a 1992 acquisition claim and obtained a worldwide release for current and any future claims of any nature arising from the utilization of acquired technology. The cost of the settlement, including expenses, was $122,000 and was charged to operations this year.

1996 Compared to 1995:

     In 1996  net  sales  were  $14,153,000  compared  to  $14,397,000  in 1995.
Operations generated a loss of $589,000 in 1996. After excluding the $1,382,000 restructuring charge recognized in 1996, operations generated income of $793,000 compared to operating income of $2,309,000 in 1995. A net loss of $297,000 in 1996 compares to net income of $1,652,000 in 1995. The operating loss was primarily due to the increases in cost of sales and selling, general and administrative expenses coupled with the restructuring charge.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)

     Net foreign sales amounted to $4,390,000 or 31.0% of net sales, an increase of $161,000 or 3.8% compared to prior year's foreign sales of $4,229,000. Net domestic sales amounted to $9,763,000 or 69.0% of net sales, a decrease of $405,000 or 4.0% compared to prior year's domestic sales of $10,168,000. Management attributed approximately $200,000 of the decrease to the continued decline of net domestic defense activity.

     Orders increased $1,776,000 or 11.9% to $16,729,000 in 1996 and the backlog of firm unfilled orders increased $2,575,000 or 45.5% to $8,231,000 at year-end.

     Cost of sales as a percentage of net sales increased 8.1% to 58.2%, which amounted to an increase of $1,032,000. The primary reasons for the increases were the loss of production time from Total Quality Management (TQM) and ISO 9001 quality standards program training and implementation, as well as the setup costs for the new manufacturing facility in Costa Rica, which items in the aggregate were $811,000. In addition, higher compensation rates due to the merit pay increases that became effective at mid-year 1995; additional manufacturing personnel hired to reduce the number of backlog ship days; the doubling of the matching contribution rate by the Company to the Company's 401(k) Plan; and fixed overhead increases not fully absorbed because the shipment shortfall impacted cost of sales.

     Selling, general and administrative expenses increased $331,000 and as a percentage of net sales increased from 32.7% in 1995 to 35.6% in 1996. The increases are due primarily to aggregate costs of $464,000 for TQM and ISO 9001 training, instruction and implementation costs and a comprehensive marketing analysis utilizing an outside consulting firm, as well as higher compensation expenses resulting from 1995 mid-year merit increases to all employees.

Liquidity and Capital Resources:

     The Company's financial condition remained strong throughout 1997. The Company had liquid resources comprised of cash and cash equivalents (including investments in available-for-sale securities in 1996) totaling approximately $2,400,000 for 1997 and 1996. The Company's working capital was approximately $8,700,000 and its current ratio was 4.7 at the end of 1997 compared to approximately $8,000,000 and 5.7, respectively, in 1996.

     The Company's operating activities generated cash flows of $1,621,000 in 1997 compared to $792,000 in 1996. Primary reasons for the increase in cash flows in 1997 were increases in net income plus depreciation and current liabilities which partly offset increases in accounts receivable and inventories. Investments in property, plant and equipment were $1,800,000 in 1997 compared to $1,003,000 in 1996. Proceeds from the exercise of stock options were $593,000 for 65,400 shares of common stock in 1997 compared to $286,000 for 36,300 shares in 1996.

     The Company paid cash dividends of $459,000 in 1997 compared to $617,000 in 1996 at the quarterly rate of $.10 per share. The Company issued a news release on August 28, 1997 regarding the Board of Directors review of its strategy for growth and relationship to its cash dividend policy. The Board of Directors decision was to reinvest all future earnings in the Company and eliminate the cash dividend. During 1996 the Company made open market purchases of 154,100 shares of its common stock at a cost of $1,630,000. No shares have been repurchased in 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (continued)

     The Company recently entered into a $7,000,000 revolving credit and term loan agreement with Summit Bank, at one-half percent below the bank's floating prime rate. Up to $2,500,000 of borrowings may be used for capital expenditures under the term loan. The full line is available for future borrowing needs of the Company for working capital and general corporate purposes.

     Management believes that with the liquid resources and the unused line of credit available, along with cash flows expected to be generated from operations, the Company will have sufficient resources for currently contemplated operations in 1998. Expansion of the Company's manufacturing facility in Costa Rica, that became operational during the second half of 1996, is currently underway with completion anticipated early in 1998. The Company's capital expenditures for new projects and production equipment are anticipated to exceed its depreciation and amortization expenses in 1998.

     The Company recognizes the need to assure that its operations will not be adversely impacted by Year 2000 software failures. The impact on operations has been evaluated and plans have been formulated to ensure Year 2000 compliance before the end of 1998. Beginning in 1998, existing mission-critical software will be revised to process dates for 1999 and beyond without any disruption to the business. Software revisions will be performed by Company employees and the total estimated cost for achieving Year 2000 compliance has not been and is not anticipated to be material to the Company's financial position or results of operations.

     The Company was authorized on November 1, 1996 to purchase up to 100,000 shares of its common stock, depending on market conditions, and has purchased 4,100 shares to date under such authorization.

     Periodically, the Company explores the possibility of acquiring similar manufacturers of electronic devices or companies in related fields, although it currently has no definitive plans or agreements. Management believes that any such acquisitions and business operation expansion could be financed through its liquid and capital resources currently available as previously discussed and/or through additional borrowing or issuance of equity or debt securities. The additional debt from any acquisitions, if consummated, would increase the Company's debt-to-equity ratio and such debt or equity securities might, at least in the near term, have a dilutive effect on net income per share.

     Certain statements in this annual report are forward-looking statements based on current management expectations and are subject to risks and uncertainties. Factors that could cause future results to differ from these expectations include general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation. Additional factors to which the Company's performance is subject are described in the Company's reports filed from time to time with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME


Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

                                                           1997          1996           1995
                                                       ----------------------------------------
Net sales ...........................................  $18,659,106   $14,152,970    $14,396,633
                                                       ----------------------------------------
Costs and expenses:
   Cost of sales ....................................    9,947,774     8,240,639      7,208,152
   Selling, general and administrative ..............    6,716,187     5,041,606      4,710,752
   Amortization of intangible assets ................                     77,568        169,180
   Restructuring charge .............................                  1,381,709
                                                       ----------------------------------------
                                                        16,663,961    14,741,522     12,088,084
                                                       ----------------------------------------
Operating income (loss) .............................    1,995,145      (588,552)     2,308,549
Interest and other income, net ......................      162,264        97,300        282,517
                                                       ----------------------------------------
Income (loss) before income taxes ...................    2,157,409      (491,252)     2,591,066
Provision (credit)for income taxes ..................      755,000      (194,000)       939,000
                                                       ----------------------------------------

Net income (loss) ...................................   $1,402,409   $  (297,252)   $ 1,652,066
                                                       ========================================
Net income (loss) per common share-basic ............         $.91         $(.19)          $.97
Net income (loss) per common share-diluted ..........         $.87         $(.19)          $.95
                                                       ----------------------------------------
Weighted average number of shares outstanding-basic..    1,539,421     1,549,218      1,700,422
Weighted average number of shares outstanding-diluted    1,618,339     1,575,515      1,730,889
                                                       ----------------------------------------

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

January 3, 1998 and December 28, 1996

                                                                                              1997            1996
                                                                                           ---------------------------
Assets

Current assets:
   Cash and cash equivalents ..........................................................    $ 2,414,725     $ 1,265,581
   Investments in available-for-sale securities .......................................                      1,140,832
   Accounts receivable ................................................................      3,091,287       1,850,042
   Inventories ........................................................................      4,508,569       4,165,818
   Other current assets ...............................................................        173,203         271,810
   Deferred tax assets ................................................................        919,500         968,000
                                                                                           ---------------------------
                  Total current assets ................................................     11,107,284       9,662,083
                                                                                           ---------------------------
Property, plant and equipment, at cost ................................................     13,856,825      12,668,930
   Less accumulated depreciation and amortization .....................................      9,663,081       9,326,688
                                                                                           ---------------------------
Net property, plant and equipment .....................................................      4,193,744       3,342,242
Deferred tax assets ...................................................................         65,000          47,000
Other assets ..........................................................................        193,776          30,440
                                                                                           ---------------------------
                  Total Assets ........................................................    $15,559,804     $13,081,765
                                                                                           ===========================
Liabilities and Stockholders' Equity

Current liabilities:
   Accounts payable ...................................................................     $1,141,779     $   750,763
   Accrued liabilities ................................................................      1,193,669         952,880
   Income taxes payable ...............................................................         45,825
                                                                                           ---------------------------
                  Total current liabilities ...........................................      2,381,273       1,703,643
Deferred compensation .................................................................        375,700         249,100
                                                                                           ---------------------------
                  Total liabilities ...................................................      2,756,973       1,952,743
                                                                                           ---------------------------

Commitments and contingencies
Stockholders' equity:
   Common stock, par value $.50 per share;
      5,000,000 shares authorized; 2,651,131 and 2,585,749 shares issued ....... ......      1,325,566       1,292,875
   Additional paid-in capital .........................................................      9,709,244       9,005,330
   Retained earnings ..................................................................     10,995,086      10,051,720
   Unrealized holding gain on available-for-sale securities, net ......................                          6,162
                                                                                           ---------------------------
                                                                                            22,029,896      20,356,087

    Less treasury stock, at cost - 1,074,839 ..........................................      9,227,065       9,227,065
                                                                                           ---------------------------
                  Total stockholders' equity ..........................................     12,802,831      11,129,022
                                                                                           ---------------------------
                  Total Liabilities and Stockholders' Equity ..........................    $15,559,804     $13,081,765
                                                                                           ===========================

See accompanying notes.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

                                                                   Additional     Unrealized
                                           Common Stock              paid-in         holding     Retained       Treasury Stock
                                       Shares        Amount          capital      gain (loss)    earnings     Shares      Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994             2,521,196   $1,260,598     $8,537,460     $(213,720)    $9,989,697     830,735   $6,561,572
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      1,652,066
Exercise of options                       28,256       14,128        164,364
Tax benefit - stock options*                                          21,300
Effect of change in fair value of
  available-for-sale securities                                                    215,620
Cash dividends                                                                                   (676,013)
Purchase of common stock                                                                                        90,004    1,035,045
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 30, 1995             2,549,452    1,274,726      8,723,124         1,900     10,965,750      920,739    7,596,617
-----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                         (297,252)
Exercise of options                       36,297       18,149        268,206
Tax benefit - stock options*                                          14,000
Effect of change in fair value of
  available-for-sale securities                                                      4,262
Cash dividends                                                                                   (616,778)
Purchase of common stock                                                                                       154,100    1,630,448
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996             2,585,749    1,292,875      9,005,330         6,162     10,051,720    1,074,839    9,227,065
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      1,402,409
Issuance of stock options**                                           12,000
Exercise of options                       65,382       32,691        559,914
Tax benefit - stock options*                                         132,000
Effect of change in fair value of
  available-for-sale securities                                                     (6,162)
Cash dividends                                                                                   (459,043)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 3, 1998               2,651,131   $1,325,566     $9,709,244           -      $10,995,086    1,074,839   $9,227,065
===================================================================================================================================

* Tax benefit resulting from exercise and disposition of stock options and subsquent disposition of stock.

** Compensation expense, net of tax effects, from issuance of stock options at a discount from fair market value.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

                                                                     1997           1996           1995
Cash flows from operating activities:                            -------------------------------------------
    Net income (loss) .......................................    $1,402,409      $ (297,252)     $1,652,066
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
        Depreciation and amortization .......................       953,705         890,859         850,637
        Loss (gain) on available-for-sale securities ........       (65,006)         17,650
        Write-off of intangible assets ......................                       244,500
        Deferred compensation ...............................       238,600         279,100
        Deferred income taxes ...............................        22,000        (473,000)        (47,000)
        Stock-based compensation expense ....................        20,700
        Changes in operating assets and liabilities:
          Accounts receivable ...............................    (1,241,245)        523,139        (321,528)
          Inventories .......................................      (342,751)       (245,808)       (272,180)
          Other current assets ..............................        98,607        (145,595)         74,685
          Deferred tax assets ...............................        (8,700)
          Other assets ......................................      (163,336)         (2,178)         15,253
          Accounts payable ..................................       391,016         364,460          68,053
          Accrued liabilities ...............................       158,789         (32,397)        120,067
          Income taxes payable ..............................       186,325        (331,797)         52,871
          Deferred compensation .............................       (30,000)
                                                                 -------------------------------------------
Net cash provided by operating activities ...................     1,621,113         791,681       2,192,924
                                                                 -------------------------------------------
Cash flows from investing activities:
    Purchase of capital assets ..............................    (1,805,294)     (1,012,259)      ( 450,997)
    Proceeds from sales of capital assets ...................         5,461           9,071           3,690
    Proceeds from sales and maturities
      of available-for-sale securities ......................     1,340,454       2,272,070       1,292,983
    Purchase of available-for-sale securities ...............      (146,152)     (1,129,297)
                                                                 -------------------------------------------
Net cash provided by (used in) investing activities .........      (605,531)        139,585         845,676
                                                                 -------------------------------------------
Cash flows from financing activities:
    Repurchase of common stock ..............................                    (1,630,448)     (1,035,045)
    Proceeds from the issuance of common stock ..............       592,605         286,355         178,492
    Payments of dividends ...................................      (459,053)       (616,778)       (676,013)
                                                                 -------------------------------------------
Net cash provided by (used in) financing activities .........       133,562      (1,960,871)     (1,532,566)
                                                                 -------------------------------------------
Net increase (decrease) in cash and cash equivalents ........     1,149,144      (1,029,605)      1,506,034
Cash and cash equivalents at beginning of year ..............     1,265,581       2,295,186         789,152
                                                                 -------------------------------------------
Cash and cash equivalents at end of year ....................    $2,414,725      $1,265,581      $2,295,186
                                                                 ===========================================
Supplemental disclosures of cash flows information:
   Cash paid during the year for:
     Income taxes ...........................................    $  675,000      $  712,500      $  833,776
                                                                 ===========================================

Supplemental disclosure of non-cash investing activity:
     Unrealized holding gain on available-for-sale
       securities, less deferred tax provision of $4,200 and
       $143,000 in 1996 and 1995 ............................          -         $    4,262      $  215,620
                                                                 ===========================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

1.Summary of significant accounting policies


     Principles of consolidation: The financial statements include the accounts of the Company, Industrias Merrimac Incorporada, S.A. a wholly-owned subsidiary located in San Jose, Costa Rica, and Merrimac International, Inc. FSC, a wholly-owned foreign sales corporation. All intercompany accounts have been eliminated in consolidation.

     Cash and cash equivalents: The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. Because of their liquidity and short-term maturities, the carrying value of these financial instruments approximates their fair value.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Contract revenues: Sales and related cost of sales under fixed-price contracts are recorded as deliveries are made. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work in process inventory. Anticipated future losses on contracts are charged to income when identified.

     Investments: The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and classified its portfolio of investment securities, as available-for-sale securities. Available-for-sale securities are carried at quoted market values. Unrealized gains and losses are included as a separate component of stockholders' equity. Realized gains and losses, determined using the specific identification method, are included in income in the period incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

     Inventories: Inventories are valued at the lower of average cost or market and consist of the following:
                                                       1997                 1996
                                                 -------------------------------

Finished goods .......................           $  778,675           $  885,863
Work in process ......................            2,571,426            2,134,013
Raw materials and
purchased parts ......................            1,158,468            1,145,942
                                                 -------------------------------
                                                 $4,508,569           $4,165,818
                                                 ===============================

Total inventories are net of valuation allowances for obsolescence of $1,533,000 in 1997 and $1,761,000 in 1996.

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

     Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets included in property, plant and equipment at January 3, 1998 and December 28, 1996 amounted to $6,818,000 and $6,040,000, respectively.

Long-lived assets: Effective December 31, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the
Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Under Statement No. 121, impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

     During 1996, the Company determined that its intangible assets, comprised primarily of the excess of cost over the fair value of net assets of acquired businesses, had become impaired and estimated that they would not generate any significant cash flows in future periods. Accordingly, the carrying value of the impaired assets of $244,500 was written off in conjunction with certain other restructuring charges (see Note 12). Prior to such determination, the intangible assets were being amortized on a straight-line basis over a period of five years. The implementation of Statement No. 121 did not have any effect on the determination of the amount written off.

     Advertising: The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were $139,000 in 1997, $150,000 in 1996 and $140,000 in 1995.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

     Savings and Investment Plan: The Company's Savings and Investment Plan is a 401(k) plan (the "Plan") that provides eligible employees with the option to defer and invest up to 16% of their compensation, with 50% of the first 6% of such savings matched by the Company. The Company's contributions to the Plan were $147,000 in 1997, $142,000 in 1996 and $105,000 in 1995. The Board of
Directors may also authorize a discretionary amount to be contributed to the Plan and allocated to eligible employees annually. Amounts contributed to the Plan were $200,000 in 1997, $145,000 in 1996 and $288,000 in 1995.

     Stock-based compensation: Effective December 31, 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which permitted the Company to elect to account for stock-based compensation arising under its stock option and stock subscription plans by using a fair value based method or continuing to measure compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue using the intrinsic value method and make the pro forma disclosures required by Statement No. 123 of net income and net income per share as if the fair value based method of accounting had been applied (see Note 6). Since the Company generally grants options and rights to subscribe to purchase shares at or near the market price of the underlying share on the date of grant, it will not be required to recognize compensation expense as a result of such grants.

     Research and development: Research and development expenditures of $556,000 in 1997, $246,000 in 1996 and $275,000 in 1995 were expensed as incurred.

     Interest expense: Interest expense was not material in 1997, 1996 and 1995.

     Net income (loss) per share: Effective January 3, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," which establishes the new standard for computation and presentation of net income (loss) per common share. Under the new requirements both basic and diluted net income (loss) per common share are presented. All prior period net income (loss) per common share information have been restated.

     Basic net income (loss) per common share is calculated by dividing net income (loss), less dividends on preferred stock, if any, by the weighted average common shares outstanding during the period.

     The calculation of diluted net income (loss) per common share is similar to that of basic net income (loss) per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable under stock options, were issued during the reporting period
(see Note 6).

     Accounting period: The Company's fiscal year is the 52 - 53 week period ending on the Saturday closest to December 31. There were 53 weeks in fiscal year 1997 and 52 weeks in fiscal 1996 and 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

2. Investments in  available-for-sale securities

     The amortized cost of the Company's portfolio of available-for-sale investments in marketable equity securities at December 28, 1996 was reconciled to the fair market value, which was also the carrying value, of the portfolio at December 28, 1996 as follows:

                                                             1996
                                                         -----------
Amortized cost ...............................           $1,130,470
Gross  unrealized gains.......................               10,876
Gross unrealized losses ......................                 (514)
                                                         -----------
Fair market value ............................           $1,140,832
                                                         ===========

     The net unrealized gains of $10,362 in 1996 were included as a separate component of stockholders' equity, net of deferred tax effects. Sales of securities totaled $1,275,000 in 1997 and $2,275,000 in 1996 and $993,000 in
1995. Realized gains in 1997 were $65,000 and realized gains and losses in 1996 and 1995 were not material.

3. Property plant and equipment

Property plant and equipment consists of the following:

                                                      1997               1996
                                                  ------------------------------

Land and land improvements ...............        $   547,446        $   547,446
Building .................................          2,375,680          2,238,868
Machinery and equipment ..................          6,169,081          5,850,630
Office equipment,
   furniture and fixtures ................          4,764,618          4,031,986
                                                  ------------------------------
                                                  $13,856,825        $12,668,930
                                                  ==============================
4.Accrued liabilities

Accrued liabilities consist of the following:
                                                      1997               1996
                                                  ------------------------------
Commissions ..........................            $   152,871        $   140,656
Vacation .............................                 82,969            185,853
Savings Plan contribution ............                162,204            144,525
Employee compensation ................                278,382            164,820
Warranty reserve .....................                150,000            150,000
Deferred compensation ................                112,000             30,000
Other  ...............................                255,243            137,026
                                                  ------------------------------
                                                  $ 1,193,669        $   952,880
                                                  ==============================
5.Line of credit

     The Company has a $7,000,000 unsecured bank line of credit agreement with interest payable at one-half percent below the lending bank's the prime rate. There were no borrowings outstanding under this line of credit agreement or any previous line of credit agreements as of the end or during any of the last three fiscal years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 3, 1998 December 28, 1996 and December 30, 1995

6.Stock option and stock purchase plans

     Under the Company's 1993 Stock Option Plan, 300,000 shares of common stock were initially reserved for issuance. The 1993 Option Plan provides for issuance of qualified and non-qualified options. The qualified options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. The non-qualified options may be granted to employees at an exercise price determined by the Stock Option Committee of the Board of Directors which may not be less than par value. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant.

     The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the closing price on the date the option is granted. Such options are exercisable after the grant or at any time before the fifth anniversary of the grant.

     As of January 3, 1998, options for the purchase of a total of 227,350 shares remained outstanding and exercisable under the 1993 Option Plan, and options for 16,550 shares were available for future grant. In addition, (i) qualified options for the purchase of a total of 4,962 shares remained outstanding and exercisable under the Company's 1983 Key Employee Stock Option Plan (however, options can no longer be granted under this plan); and (ii) non-qualified options for the purchase of a total of 50,000 shares remained outstanding and exercisable as a result of grants by the Board of Directors in 1996 to non-employee directors at fair market value on the date of grant.

     A summary of all stock option activity and information related to all options outstanding follows:

                                          1997                         1996                         1995
------------------------------------------------------------------------------------------------------------------
                                 Weighted                    Weighted                    Weighted
                                  average      Shares         average      Shares         average       Shares
                                 exercise      or price      exercise      or price      exercise       or price
                                    price      per share        price      per share        price       per share
------------------------------------------------------------------------------------------------------------------
Outstanding,
beginning of year ...............  $ 9.76      181,612          $8.90        140,684       $8.59           54,527
Granted   .......................   12.32      156,400          10.97         64,500        9.00           97,000
Exercised .......................    9.17      (47,400)          7.82        (20,572)       5.50           (3,493)
Cancelled .......................    8.67       (1,400)          9.10         (3,000)       7.51           (7,350)
------------------------------------------------------------------------------------------------------------------
Outstanding at end of year.......   11.24      289,212           9.76        181,612        8.90          140,684
---------------------------------------------------------------------------------------------------------------
Exercisable at end of year.......  $11.24      282,312          $9.76        181,612       $8.72           49,684
------------------------------------------------------------------------------------------------------------------
Option price range at end of year         $5.50-$15.00                  $5.50-$11.00                 $5.50-$10.88
------------------------------------------------------------------------------------------------------------------
Weighted average fair value
 of options granted during
 the year........................                $4.71                         $1.98                        $2.88
------------------------------------------------------------------------------------------------------------------

     The approximate weighted average of the remaining contractual life of the outstanding options at January 3, 1998 was 8.8 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995


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

     In 1997, the Company's stockholders approved a long-term incentive plan ("LTIP") pursuant to which 250,000 shares of the Company's common stock were initially reserved for grant to eligible employees. The LTIP provides for issuance of Incentive Stock Options, Non-qualified Stock Options, Bonus Stock and Discounted Stock Options. Under this plan, the Company may grant to employees who hold positions no more senior than mid-level management, discounted stock options for up to 100,000 shares of common stock, with the option price per share of common stock to be at least greater than or equal to 50% of the fair market value of the common stock on the date of grant. During 1997 discounted stock options for the purchase of 6,900 shares were granted at $14.00, a discount of $3.00 below the fair market value at the date of grant.

A summary of stock purchase plan subscription activity is as follows:

                                       1997                         1996                           1995
----------------------------------------------------------------------------------------------------------------
                            Weighted                      Weighted                    Weighted
                             average          Shares       average          Shares     average            Shares
                            exercise        or price      exercise        or price    exercise          or price
                               price       per share         price      per shares       price         per share
----------------------------------------------------------------------------------------------------------------
Subscribed,
 beginning of year ........  $8.66          18,274        $7.30             16,932       $7.01           43,442
Subscribed ................  10.09          17,923         9.46             18,649
Purchased .................   8.82         (17,982)        7.98            (15,725)       6.43          (24,763)
Cancelled .................   9.70          (2,159)        8.70             (1,582)       9.24           (1,747)
----------------------------------------------------------------------------------------------------------------
Subscribed at end of year..  $9.93          16,056        $8.66             18,274       $7.30           16,932
----------------------------------------------------------------------------------------------------------------
Subscription price
 range, end of year                   $9.46-$10.09                     $6.69-$9.46                  $6.69-$9.24
----------------------------------------------------------------------------------------------------------------
Weighted average fair
 value of rights granted
 during the year ........                    $3.75                           $3.10
----------------------------------------------------------------------------------------------------------------


                                  -13-


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995


6.Stock Option and Stock Purchase Plans (continued)


     The weighted average remaining contractual life of an outstanding stock subscription at January 3, 1998 was approximately one year.

     As explained in Note 1, the Company has adopted the disclosure-only provisions of Statement No. 123. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for stock options and stock purchase plan subscription rights granted in 1997 and 1996, except for the discounted stock options granted in 1997.

     The table below sets forth the pro forma net income (loss) and the pro forma diluted net income (loss) per share information as calculated in accordance with Statement No. 123.

                                                      1997          1996            1995
-------------------------------------------------------------------------------------------
Net income (loss) - as  reported  .............. $1,402,409     $(297,252)      $1,652,066
Net income (loss) - pro forma  .................  1,212,409      (495,252)       1,395,066
-------------------------------------------------------------------------------------------
Net income (loss) per share-as  reported .......       $.87         $(.19)            $.95
Net income (loss) per share-pro forma ..........       $.75         $(.31)            $.80
-------------------------------------------------------------------------------------------

     The Statement No. 123 method of accounting has not been applied to options granted in periods prior to January 1, 1995 and the resulting pro forma compensation expense may not be indicative of pro forma expense in future years.



     The fair value of each of the options and purchase plan subscription rights granted in 1997, 1996 and 1995 was estimated on the date of grant using the Black-Scholes option valuation model. For 1997, the following weighted average assumptions were utilized: no dividend yield; expected volatility of 30%; a risk free interest rate of 6%; and expected lives of five years. For 1996 and 1995, the following weighted average assumptions were utilized: dividend yield of 3.4%; expected volatility of 25%; a risk free interest rate of 6%; and expected lives of two years. However, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and subscription rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and subscription rights.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995


7.Income taxes

     The  provision   (credit)  for  income  taxes  consists  of  the  following components:

                                             1997           1996         1995
Current tax provision:                   ---------------------------------------
   Federal .........................     $ 569,000      $ 214,000     $ 767,000
   State ...........................       164,000         65,000       219,000
                                         ---------------------------------------
                                           733,000        279,000       986,000
                                         ---------------------------------------
Deferred tax provision (credit):

   Federal .........................        17,000       (369,000)      (46,000)
   State ...........................         5,000       (104,000)       (1,000)
                                         ---------------------------------------
                                            22,000       (473,000)      (47,000)
                                         ---------------------------------------
Provision (credit) for income taxes.     $ 755,000      $(194,000)    $ 939,000
                                         =======================================

     Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at January 3, 1998 and December 28, 1996 are as follows:

                                                              1997       1996
                                                           ---------------------
Current deferred tax assets:
  Inventory valuation allowance ...................        $685,000   $ 755,000
  Depreciation and amortization ...................                      17,800
  Capitalized inventory costs .....................          87,100      69,600
  Warranty cost ...................................          64,500      64,500
  Deferred compensation ...........................          12,900     131,300
  Other ...........................................          70,000      66,000
                                                           ---------------------
                                                            919,500   1,104,200
                                                           ---------------------

Non-current deferred tax assets:
  Deferred compensation ...........................         196,800
Non-current deferred tax liabilities:
  Depreciation and amortization ...................         (45,000)
  State income taxes ..............................         (86,800)    (89,100)
                                                           ---------------------
                                                             65,000     (89,100)
                                                           ---------------------
       Net deferred tax assets ....................        $984,500  $1,015,100
                                                           =====================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

7.Income taxes (continued)

     The statutory federal income tax rate is reconciled to the effective tax rate computed by dividing the provision (credit) for income taxes by income
(loss) before income taxes as follows:

                                                          1997        1996       1995
                                                        -------------------------------
Statutory rate .......................................   34.0%       (34.0)%     34.0%

Effect of:
   State income tax, net of federal income tax effects    5.2         (5.2)       5.5
   Tax exempt dividends and interest .................    (.5)        (6.2)      (2.2)
   Foreign Sales Corporation income ..................   (2.7)        (3.3)      (1.6)
   Foreign subsidiary loses ..........................                 7.6
   Research and Development credits ..................    (.8)
   Other .............................................    (.2)         1.5         .5
                                                        -------------------------------
Effective tax rate ...................................   35.0%       (39.6%)     36.2%

8.Cash dividends

     During 1997, the Company has paid a $.10 per share dividend in each of the first three quarters. The dividend was eliminated by a decision of the Board of Directors on August 28, 1997. The Company had previously paid dividends of $.10 per share in each of the four quarters of fiscal 1996 and 1995.

9.Nature of business

     Management considers the Company to be in one business segment: the design, manufacture and sale of electronic devices offering extremely broad frequency coverage and high performance characteristics. The Company primarily sells to customers in the communications, defense and aerospace industries.

     Foreign sales amounted to approximately $5,731,000 in 1997, $4,390,000 in 1996 and $4,229,000 in 1995. Sales to any one foreign geographic area did not exceed 10% of net sales for 1997, 1996 or 1995. Sales to Lockheed Martin in 1997 and 1996 amounted to 13.4% and 10.8% of net sales, respectively. No one customer accounted for more than 10% of net sales in 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

     Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and 30% of its receivables at January 3, 1998 were from five customers. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations performed by the Company.

10. Net income (loss) per common share.

     The following  table  summarizes  the  calculation of basic and diluted net income (loss) per common share for 1997, 1996 and 1995:
                                                                                   1997            1996          1995
                                                                                ----------------------------------------
Numerator:
Net income (loss) available to common stockholders .........................    $1,402,409       $(297,252)   $1,652,066
------------------------------------------------------------------------------------------------------------------------
Denominator:
Weighted average shares outstanding for basic net income (loss) per share ..     1,539,421       1,549,218     1,700,422
Effect of dilutive securities - stock options                                       78,918          26,297        30,467
------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding for diluted net income (loss) per share.     1,618,339       1,575,515     1,730,889
------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share - basic ........................................          $.91           $(.19)         $.97
Net income (loss) per share - diluted ......................................          $.87           $(.19)         $.95
------------------------------------------------------------------------------------------------------------------------

     At December 30, 1995, there were 21,150 stock options outstanding excluded from the calculation of dilutive securities because the exercise prices of the options were greater than the average market value of the common shares.


11. Commitments and contingencies

Lease commitments:

     The Company leases real estate and equipment under operating leases expiring at various dates through December 2002. The leases include provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, maintenance and repairs. Aggregate rental expense charged to operations amounted to $54,000 in 1997. Rental expense in 1996 and 1995 was not material. Future minimum lease payments under noncancellable operating leases with an initial term exceeding one year are as follows:

         1998                 $95,000
         1999                 122,000
         2000                 100,000
         2001                 106,000
         2002                 113,000

Purchase obligations:

     The Company has issued purchase order commitments to processing equipment manufacturing vendors for approximately $900,000 of capital equipment and building improvements. The Company anticipates the equipment will be purchased and become operational during the second half of 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Years Ended January 3, 1998, December 28, 1996 and December 30, 1995

Consulting and employment agreements; deferred compensation:

     The Company is party to an employment agreement with its Chairman, President and Chief Executive Officer. The agreement provides for a minimum annual salary of $200,000 and the initial term ends on December 31, 1999 and automatically renews for successive twelve month periods thereafter unless terminated pursuant to the terms of the agreement.

     The Company is party to an employment agreement with its Vice Chairman and Chief Technology Officer, which initial term ends on December 31, 1999 and renews from year-to-year thereafter unless otherwise terminated pursuant to the terms of the agreement. The agreement provides for a minimum annual salary of $180,000 and continuation of salary and health benefits for eighteen months upon termination of the agreement. In addition, upon termination of the agreement, the agreement provides for the commencement of a ten-year consulting agreement for payments of $90,000 per year including health, disability and death benefits. The Company maintains a key-man life insurance policy on the executive pursuant to the terms of the agreement.

     The Company is party to a consulting agreement with a former Vice President, which initial term ends February 2001 and automatically renews for successive twelve month periods thereafter unless otherwise terminated pursuant to the terms of the agreement. The agreement provides for an initial distribution valued at approximately $44,000 and minimum payments of $24,000 per year thereafter and includes health and other certain benefits.

     The Company is party to a retirement agreement that became effective January 1997 with its former Vice President, Secretary and Controller, which provides for annual payments of $30,000 for ten years.

     In connection with the consulting and retirement agreements described above, the Company recognized expense of approximately $239,000 in 1997 and $279,000 in 1996. The Company accrues the present value of the estimated future payments over the periods of the projected term of each of the respective agreements. The minimum benefits payable in 1998 are estimated to be $112,000 and the present value of the estimated future consulting and retirement benefits payable beyond 1998 and accrued as of January 3, 1998 is approximately $376,000.

Litigation:

     The Company is a party to lawsuits, both as a plaintiff and a defendant, arising from the normal course of business. It is the opinion of management, that the disposition of these various lawsuits will not materially affect the consolidated financial position or results of operations of the Company.
12. Restructuring and related charge

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

     The Company initially recognized aggregate restructuring charges of $1,822,000 in the third quarter of 1996 and charges, net of tax benefits, of $1,093,000. The Company reduced its estimate of the total charges by $145,000 and reclassified charges of $295,000 to cost of sales and selling, general and administrative expenses in the fourth quarter of 1996.

END OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

     Summarized quarterly financial data reported for 1997 and 1996 follows:

1997                                        March 29         June 28    September 27        January 3
                                          -------------------------------------------------------------
Net sales .............................   $4,275,155      $4,986,288      $4,983,793       $4,413,870
Gross profit ..........................    1,900,048       2,385,205       2,249,174        2,176,905
Net income ............................      277,746         378,100         350,015          396,548
-------------------------------------------------------------------------------------------------------
Net income per share - basic ..........         $.18            $.25            $.23             $.25
Net income per share - diluted ........         $.18            $.24            $.21             $.24
-------------------------------------------------------------------------------------------------------
1996                                        March 30         June 29    September 28      December 28
-------------------------------------------------------------------------------------------------------
Net sales .............................   $3,187,345      $3,925,528      $2,997,905       $4,042,192
Gross profit ..........................    1,548,312       1,767,288       1,068,489        1,528,242
Net income (loss)......................      252,303         312,949      (1,139,257)(A)      276,753(B)
-------------------------------------------------------------------------------------------------------
Net income (loss) per share - basic....         $.16            $.20           $(.74)(A)         $.18(B)
Net income (loss) per share - diluted..         $.15            $.20           $(.73)(A)         $.18(B)
-------------------------------------------------------------------------------------------------------
(A) Reflects the effects of  restructuring  charges (see Note 12) which, as adjusted in the fourth  quarter from those  amounts  originally  reported in the third quarter, reduced net income for the quarter by $916,000 or $.57 per share.

(B) Reflects the effects of adjustments to restructuring charges (see Note 12) which increased net income for the fourth quarter by $87,000 or $.05 per share.

QUARTERLY COMMON STOCK DATA

                                        1997                             1996
                          -----------------------------------------------------------------

Quarter                    1st      2nd      3rd     4th     1st     2nd     3rd     4th
Market price per share:   -----------------------------------------------------------------
         High .......      $12     13 1/16   19 3/4  19 7/8   11 3/8  11 3/8  11 3/8  12 3/8

         Low ........       10 3/4  10 1/4   12 1/8  11       10 1/8   9 3/4   9 5/8   9 3/4
                          -----------------------------------------------------------------

     The common stock of the Company is listed on the American Stock Exchange and trades under the symbol MRM.

     The market price per share information is provided with regard to the high and low bid prices of the common stock of the Company during the periods indicated.