Form 10KSB, Exhibit 13
period 1999-01-02
MERRIMAC INDUSTRIES INC
filed 1999-04-01
CIK 706864

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

  1998 compared to 1997

     Results of operations reflect an increase in net sales of $1,443,000 or 7.7% and a decrease in operating income (before the 1998 restructuring charge of $510,000) of $1,175,000 or 58.9%. Net income of $340,000 (after the effects of the restructuring charge of $327,000 for 1998) decreased $1,063,000 or 75.8% compared to net income of $1,402,000 in 1997. Diluted net income per share of $.19 (after the effects of the restructuring charge of $.18 per share for 1998) decreased $.60 per share or 76.0% compared to diluted net income per share of $.79 in the prior year. The restructuring charge consisted of severance and early retirement benefits to fourteen employees.

     Net foreign sales amounted to $5,114,000 or 25.4% of net sales, a decrease of $617,000 or 10.8% compared to the prior year net foreign sales of $5,731,000. Net domestic sales amounted to $14,988,000 or 74.6% of net sales, an increase of $2,060,000 or 15.9% compared to the prior year net domestic sales of
$12,928,000. The overall net sales increase was partially attributable to increased shipments against a firm order backlog where customers' order release dates coincided with the Company's production and shipment schedules, process improvement initiatives, customer service focus and reduction of total-cycle-time to market.

     Orders decreased $3,674,000 or 18.2% to $16,512,000 in 1998 and the backlog of firm unfilled orders decreased $3,590,000 or 36.8% to $6,168,000 at year-end 1998. Softness in core business orders resulted from the deferment of purchases by major satellite and defense customers due to delays in certain programs. The Company believes that many of the satellite constellation programs that have been delayed may resume and translate into orders during 1999. While this trend in order delays is not expected to be long-term, an extended continuation in the delay of or reduction in new orders for Company products could have a material financial impact on future sales and earnings. Customer requests for design work are on the increase and are currently under development utilizing the Company's proprietary Multi-Mix(TM) Microtechnology. This technology provides greater per unit content and enables the Company's entry into new markets for increased order opportunities.

     Cost of sales increased $1,600,000 or 16.1%. The primary reason for the increase was the effect of the increase in sales. Cost of sales as a percentage of net sales increased 4.1% to 57.5% for 1998. These increases are due to compensation increases for the hourly, certain salaried engineering and supervisory workforce effective in mid-1998, an increase in levels of overtime worked, additional manufacturing personnel hired for the Costa Rica facility and additional manufacturing overhead expenses. Some of these costs were incurred in order to further efforts on improving delivery performance by reducing the number of late ship days in the backlog.

     Selling, general and administrative expenses of $6,681,000 increased $520,000 or 8.5% and as a percentage of net sales increased .2% to 33.2%. Increases in selling costs were primarily attributable to additional sales commissions due to the increase in sales revenue. The opening, support and staffing of a European sales office added to higher selling costs. General and administrative expenses partially increased due to compensation costs related to the hiring of additional administrative and marketing personnel and higher compensation expenses resulting from the 1997 mid-year merit increases to certain employees. Further increases in these expenses were related to market development research and associated new product launch costs.

     Research and development expenses for new products, primarily the recently introduced Multi-Mix(TM) Microtechnology, were $1,053,000 for 1998, an increase of $497,000 or 89.5% compared to the prior year. Research and development expenses in prior years have been reclassified to conform to the current presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

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

Liquidity and Capital Resources

     The Company had liquid resources comprised of cash and cash equivalents (including investments in available-for-sale securities) totaling approximately $1,800,000 compared to approximately $2,400,000 in 1997. The Company's working capital was approximately $7,400,000 and its current ratio was 3.5 at the end of 1998 compared to $8,700,000 and 4.7, respectively, in 1997.

     The Company's operating activities generated cash flows of $2,241,000 in 1998 compared to $1,621,000 in 1997. Primary reasons for the increase in operating cash flows in 1998 are a decrease in inventories of $1,407,000, which was partially offset by an increase in accounts receivable of $664,000 as a result of higher net sales. The Company made net investments in property, plant and equipment of $3,100,000 in 1998 compared to $1,800,000 in 1997. These capital expenditures are related to new production and test equipment capabilities in connection with the introduction of new products and enhancements to existing products.

     The Company paid cash dividends of $459,000 in 1997 at the quarterly rate of $.091 per share (previously $.10 per share, adjusted for the 10% stock dividend). The Board of Directors (the "Board") decided to eliminate cash dividends on August 28, 1997. The Board approved the declaration of a 10% stock dividend to stockholders of record on May 15, 1998, which was distributed on June 5, 1998 along with payments made for fractional shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

     The Company has entered into a $7,000,000 revolving credit and term loan agreement with Summit Bank, at one-half percent below the bank's floating prime rate. Up to $2,500,000 of borrowings may be used for capital expenditures under the term loan. The full line was available at year-end for future borrowing needs of the Company for working capital and general corporate purposes. The Company subsequently borrowed $4,500,000 after year-end in connection with the acquisition of Filtran Microcircuits Inc. on February 25, 1999.

     Management believes that with the liquid resources and the remaining line of credit available, along with cash flows expected to be generated from operations, the Company will have sufficient resources for currently contemplated operations in 1999.

     The Company's manufacturing subsidiary in Costa Rica began operations in the second half of 1996. In January 1998, the subsidiary moved to a larger 17,000 square-foot facility and during 1998 has obtained ISO 9002 certification.

     The Company's capital expenditures for new projects and production equipment are anticipated to exceed its depreciation and amortization expenses in 1999. The Company has issued purchase order commitments to processing equipment manufacturing vendors for approximately $300,000 of capital equipment and building improvements. The Company anticipates that such equipment will be purchased and become operational and building improvements will be completed during 1999.

     The Company was authorized by the Board on November 1, 1996 to repurchase up to 110,000 shares (adjusted for the 10% stock dividend) of its common stock, from time to time, depending on market conditions, and has repurchased approximately 65,000 shares to date under such authorization. There were 8,000 shares of common stock repurchased during fiscal 1998 and there were no share repurchases during 1997. In 1999, the Company repurchased 53,000 shares of common stock at a cost of $329,000.

     Periodically, the Company explores the possibility of acquiring similar manufacturers of electronic devices or companies in related fields. Management believes that any such acquisitions and business operation expansion could be financed through its liquid and capital resources currently available as previously discussed and/or through additional borrowing or issuance of equity or debt securities. The additional debt from any acquisitions, if consummated, would increase the Company's debt-to-equity ratio and such debt or equity securities might, at least in the near term, have a dilutive effect on net income per share. In February 1999, the Company completed the acquisition of Filtran Microcircuits Inc. for approximately $4,700,000, see Note 15 of Notes to Financial Statements.

Year 2000 Readiness Disclosure

     The Company recognizes the need to assure that its operations will not be adversely impacted by Year 2000 software failures. The impact on operations has been evaluated and plans have been formulated to ensure complete Year 2000 compliance before the end of 1999. The Company's manufactured products do not contain software of any kind and therefore are not subject to Year 2000 problems. All of the Company's existing mission-critical manufacturing software and financial computer applications were made Year 2000 compliant as of December 31, 1998. Key suppliers have been contacted to obtain their Year 2000 compliance status and the Company anticipates that these key suppliers will be Year 2000 compliant by December 31, 1999. Software revisions have been performed by Company employees and the total estimated cost for achieving Year 2000 compliance has not been, and is not anticipated to be, material to the Company's financial position or results of operations.

     Information Technology Systems

     Without remediation certain of the Company's internally developed order processing and manufacturing support applications would not have been capable of processing dates beyond December 31, 1999 properly. The Company has corrected the programs, and all business order processing and manufacturing support operations applications should properly process dates beyond December 31, 1999. The Company does not have any third-party software applications that are date dependent. The Company's desktop computers and internal local area network have been checked for Year 2000 problems and none have been found. All programs purchased from third parties are believed to be Year 2000 compliant based on certification received from the vendors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

     Non-Information Technology Systems

     Internal systems used in the Company's manufacturing processes are not date dependent. Other support systems, such as security and HVAC, have been checked and will not be adversely affected by dates beyond December 31, 1999. All of the Company's suppliers have been contacted concerning their Year 2000 readiness and the Company will be evaluating their responses regarding their Year 2000 compliance.

     Costs to Company to Address Year 2000 Issues

     To date, the Company has expended approximately $60,000 (exclusive of internal personnel compensation costs) to perform the program remediation to non-compliant programs and for training and other consulting services. The Company estimates remaining costs to project completion to be approximately $50,000. No other information technology projects have been deferred as a result of the Year 2000 project as it was scheduled as part of the Company's strategic business plan.

     Risks of the Company to Year 2000 Issues

     The Company believes that the risks of the Year 2000 problem are moderately low because its products are not date dependent and its internal software applications are Year 2000 compliant as of December 31, 1998. The Company will be evaluating the Year 2000 readiness of its key suppliers throughout 1999 and will find alternate sources for those suppliers that are not Year 2000 compliant. The potential impact and related costs resulting from the Company's failure to find alternate suppliers has not been determined. In addition, the Company's customers are evaluating their own Year 2000 readiness and have circulated questionnaires regarding the Company's level of compliance. The Company will continue to update its customers with respect to Year 2000 readiness and will monitor the progress of its customers to assess the attendant risks of inadequate Year 2000 compliance.

     Contingency Plans

     Currently, the Company does not have a contingency plan, since its products are not date dependent. In addition, the Company's Year 2000 compliance program is on schedule and near completion.

     Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), and Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), which could require the Company to make additional disclosures in its financial statements no later than for the year ending January 2, 1999. SFAS 130 defines comprehensive income, which includes items in addition to those reported in the statement of operations, and requires disclosures about the components of comprehensive income. SFAS 131 requires disclosures for each segment of a business and the determination of segments based on a company's internal management structure. The Company's management believes that the provisions of SFAS 130 are not material to the disclosures made by the Company and a statement of comprehensive income has not been included in the consolidated financial statements. The Company's management believes that the provisions of SFAS 131 are not material to the disclosures made by the Company and additional disclosures have not been made to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

     Forward-Looking Statements

     This Annual Report contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF INCOME


Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

                                                           1998          1997           1996
                                                       ----------------------------------------
Net sales ...........................................  $20,101,835   $18,659,106   $14,152,970
                                                       ----------------------------------------
Costs and expenses:
   Cost of sales ....................................   11,547,529     9,947,774     8,240,639
   Selling, general and administrative ..............    6,680,968     6,160,516     4,872,996
   Research and development .........................    1,052,812       555,671       246,178
   Restructuring charge .............................      510,311                   1,381,709
                                                       ----------------------------------------
                                                        19,791,620    16,663,961    14,741,522
                                                       ----------------------------------------
Operating income (loss) .............................      310,215     1,995,145      (588,552)
Interest and other income, net ......................      110,085       162,264        97,300
                                                       ----------------------------------------
Income (loss) before income taxes ...................      420,300     2,157,409      (491,252)
Provision (benefit) for income taxes ................       80,000       755,000      (194,000)
                                                       ----------------------------------------

Net income (loss) ...................................   $  340,300     1,402,409   $  (297,252)
                                                       ========================================
Net income (loss) per common share-basic ............         $.19          $.83         $(.17)
Net income (loss) per common share-diluted ..........         $.19          $.79         $(.17)
                                                       ----------------------------------------
Weighted average number of shares outstanding-basic..    1,766,120     1,693,363     1,704,140
Weighted average number of shares outstanding-diluted    1,805,212     1,780,173     1,733,067
                                                       ----------------------------------------

The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the 10% stock dividend which became effective
June 5, 1998.

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

January 2, 1999 and January 3, 1998

                                                                                              1998            1997
                                                                                           ---------------------------
Assets

Current assets:
   Cash and cash equivalents ..........................................................    $ 1,852,666     $ 2,414,725
   Accounts receivable ................................................................      3,755,131       3,091,287
   Inventories ........................................................................      3,101,256       4,508,569
   Income tax refund receivable .......................................................        413,018            -
   Other current assets ...............................................................        357,906         148,203
   Deferred tax assets ................................................................        899,600         919,500
                                                                                           ---------------------------
                  Total current assets ................................................     10,379,577      11,082,284
                                                                                           ---------------------------
Property, plant and equipment, at cost ................................................     16,539,251      13,856,825
   Less accumulated depreciation and amortization .....................................     10,322,958       9,663,081
                                                                                           ---------------------------
Net property, plant and equipment .....................................................      6,216,293       4,193,744
Deferred tax assets ...................................................................                         65,000
Other assets ..........................................................................        319,512         113,776
                                                                                           ---------------------------
                  Total Assets ........................................................    $16,915,382     $15,454,804
                                                                                           ===========================
Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable ...................................................................     $1,479,284      $1,141,779
   Accrued liabilities ................................................................      1,499,917       1,193,669
   Income taxes payable ...............................................................           -             45,825
                                                                                           ---------------------------
                  Total current liabilities ...........................................      2,979,201       2,381,273

Deferred compensation .................................................................        459,322         375,700
Deferred tax liabilities ..............................................................         54,600            -
                                                                                           ---------------------------
                  Total liabilities ...................................................      3,493,123       2,756,973
                                                                                           ---------------------------

Commitments and contingencies
Shareholders' equity:
   Common stock, par value $.50 per share;
      5,000,000 shares authorized; 2,690,405 and 2,651,131 shares issued ....... ......      1,345,203       1,325,566
   Additional paid-in capital .........................................................     11,220,873       9,709,244
   Retained earnings ..................................................................      8,950,055      10,995,086
                                                                                           ---------------------------
                                                                                            21,516,131      22,029,896

    Less treasury stock, at cost - 902,549 and 1,074,839 shares .......................     (7,733,872)     (9,227,065)
    Less loan to officer-shareholder ..................................................       (360,000)       (105,000)
                                                                                           ---------------------------
                  Total shareholders' equity ..........................................     13,422,259      12,697,831
                                                                                           ---------------------------
                  Total Liabilities and Shareholders' Equity ..........................    $16,915,382     $15,454,804
                                                                                           ===========================

See accompanying notes.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended January 2, 1999, January 3, 1998 and  December 28, 1996

                                                          Additional  Unrealized
                                       Common Stock          paid-in     holding   Retained      Treasury  Stock       Loan to
                                   Shares        Amount      capital  gain (loss)  earnings     Shares     Amount      Shareholder
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 30, 1995         2,549,452   $1,274,726   $8,723,124    $1,900   $10,965,750    920,739  $7,596,617   $
-----------------------------------------------------------------------------------------------------------------------------------
Net (loss)                                                                            (297,252)
Exercise of options                   36,297       18,149      268,206
Tax benefit - stock options*                                    14,000
Effect of change in fair value of
  available-for-sale securities                                            4,262
Cash dividends                                                                        (616,778)
Purchase of common stock                                                                          154,100   1,630,448
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996         2,585,749    1,292,875    9,005,330     6,162    10,051,720  1,074,839   9,227,065
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                           1,402,409
Issuance of stock options                                       12,000
Exercise of options                   65,382       32,691      559,914
Tax benefit - stock options*                                   132,000
Effect of change in fair value of
  available-for-sale securities                                           (6,162)
Cash dividends                                                                        (459,043)
Loan to shareholder                                                                                                       105,000
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 3, 1998           2,651,131    1,325,566    9,709,244              10,995,086  1,074,839   9,227,065     105,000
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                             340,300
Issuance of stock options**                                     53,100
Exercise of options                   39,274       19,637      326,811
Tax benefit - stock options*                                    40,122
Cash dividends                                                                          (1,009)
Stock dividends                                              1,008,288              (2,384,322)  (160,290) (1,376,026)
Purchase of common stock                                                                            8,000      54,525
Sale of common stock                                            83,308                            (20,000)   (171,692)
Loan to shareholder                                                                                                       255,000
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 2, 1999           2,690,405   $1,345,203  $11,220,873              $8,950,055    902,549  $7,733,872    $360,000
===================================================================================================================================

* Tax benefit resulting from exercise and disposition of stock options and subsequent disposition of stock.

** Compensation expense, net of tax effects, from issuance of stock options at a discount from fair market value.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

                                                                     1998            1997            1996
Cash flows from operating activities:                            -------------------------------------------
    Net income (loss) .......................................     $  340,300     $1,402,409      $ (297,252)
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
        Depreciation and amortization .......................      1,103,142        953,705         890,859
        Loss (gain) on sale of available-for-sale securities                        (65,006)         17,650
        Write-off of intangible assets ......................                                       244,500
        Deferred compensation ...............................        287,622        238,600         279,100
        Deferred income taxes ...............................         88,000         22,000        (473,000)
        Stock-based compensation expense ....................         87,400         20,700
        Changes in operating assets and liabilities:
          Income tax refund receivable ......................       (413,018)
          Accounts receivable ...............................       (663,844)    (1,241,245)        523,139
          Inventories .......................................      1,407,313       (342,751)       (245,808)
          Other current assets ..............................       (209,703)        98,607        (145,595)
          Deferred tax assets ...............................         25,313         (8,700)
          Other assets ......................................       (205,736)      (163,336)         (2,178)
          Accounts payable ..................................        337,505        391,016         364,460
          Accrued liabilities ...............................        154,748        158,789         (32,397)
          Income taxes payable ..............................        (45,825)       186,325        (331,797)
          Deferred compensation .............................        (52,500)       (30,000)
                                                                 -------------------------------------------
Net cash provided by operating activities ...................      2,240,717      1,621,113         791,681
                                                                 -------------------------------------------
Cash flows from investing activities:
    Purchase of capital assets ..............................     (3,149,336)    (1,805,294)     (1,012,259)
    Proceeds from sales of capital assets ...................         23,645          5,461           9,071
    Proceeds from sales and maturities
      of available-for-sale securities ......................                     1,340,454       2,272,070
    Purchase of available-for-sale securities ...............                      (146,152)     (1,129,297)
                                                                 -------------------------------------------
Net cash provided by (used in) investing activities .........     (3,125,691)      (605,531)        139,585
                                                                 -------------------------------------------
Cash flows from financing activities:
    Repurchase of common stock ..............................        (54,525)                    (1,630,448)
    Proceeds from the issuance of common stock ..............        378,449        592,605         286,355
    Payments of dividends ...................................         (1,009)      (459,043)       (616,778)
                                                                 -------------------------------------------
Net cash provided by (used in) financing activities .........        322,915        133,562      (1,960,871)
                                                                 -------------------------------------------
Net increase (decrease) in cash and cash equivalents ........       (562,059)     1,149,144      (1,029,605)
Cash and cash equivalents at beginning of year ..............      2,414,725      1,265,581       2,295,186
                                                                 -------------------------------------------
Cash and cash equivalents at end of year ....................     $1,852,666     $2,414,725      $1,265,581
                                                                 ===========================================
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Income taxes ...........................................     $  390,000     $  675,000      $  712,500
                                                                 ===========================================

Supplemental disclosure of non-cash investing activity:
     Unrealized holding gain on available-for-sale
       securities, less deferred tax provision of $4,200
       in 1996 ..............................................                                    $    4,262
     Loan to officer-shareholder ............................     $  255,000     $  105,000
                                                                 ===========================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

1. Summary of significant accounting policies

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

     Investments: The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Available-for-sale securities are carried at quoted market values. Unrealized gains and losses are included as a separate component of shareholders' equity. Realized gains and losses, determined using the specific identification method, are included in income in the period incurred.

     Inventories: Inventories are valued at the lower of average cost or market.

     Other Comprehensive Income: The Company has determined the components of other comprehensive income impacting the Company (unrealized gains/losses on available-for-sale securities, cumulative translation adjustments and minimum pension liability) are not significant.

     Reclassifications: Certain prior-year amounts have been reclassified to conform with the 1998 presentations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

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

     Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets included in property, plant and equipment at January 2, 1999 and January 3, 1998 amounted to $7,277,000 and $6,818,000, respectively.

     Long-lived assets: The Company applies Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Under Statement No. 121, impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

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

     Advertising: The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were $213,000 in 1998, $139,000 in 1997 and $150,000 in 1996.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

     Savings and Investment Plan: The Company's Savings and Investment Plan is a 401(k) plan (the "Plan") that provides eligible employees with the option to defer and invest up to 16% of their compensation, with 50% of the first 6% of such savings matched by the Company. The Company's contributions to the Plan were $167,000 in 1998, $147,000 in 1997 and $142,000 in 1996. The Board of
Directors may also authorize a discretionary amount to be contributed to the Plan and allocated to eligible employees annually. Amounts contributed to the Plan were $200,000 in 1997 and $145,000 in 1996. No contribution amount was authorized for 1998.

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

     Research  and  development:   Research  and  development   expenditures  of
$1,053,000  in 1998,  $556,000  in 1997 and  $246,000  in 1996 were  expensed as incurred.

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

     Accounting period: The Company's fiscal year is the 52-53 week period ending on the Saturday closest to December 31. The Company has quarterly dates that correspond with the Saturday closest to the last day of each calender quarter and each quarter consists of 13 weeks in a 52-week year. Every fifth year, the additional week to make a 53-week year (fiscal year 1997 was the latest and fiscal year 2002 will be the next) is added to the fourth quarter, making such quarter consist of 14 weeks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

2. Inventories

Inventories consist of the following:

                                                     1998                1997
                                                 -------------------------------

Finished goods .......................           $  607,738           $  778,675
Work in process ......................            1,597,215            2,571,426
Raw materials and
  purchased parts ....................              896,303            1,158,468
                                                 -------------------------------
                                                 $3,101,256           $4,508,569
                                                 ===============================

     Total inventories are net of valuation allowances for obsolescence of $1,501,000 in 1998 and $1,533,000 in 1997.

3. Property, plant and equipment

Property, plant and equipment consists of the following:

                                                     1998                1997
                                                --------------------------------

Land and land improvements ...............      $   547,446          $   547,446
Building .................................        2,606,225            2,375,680
Machinery and equipment ..................        8,103,055            6,169,081
Office equipment,
   furniture and fixtures ................        5,282,525            4,764,618
                                                  ------------------------------
                                                $16,539,251          $13,856,825
                                                ================================
4. Accrued liabilities

Accrued liabilities consist of the following:
                                                     1998                1997
                                                --------------------------------
Commissions ..........................          $   320,064          $   152,871
Vacation .............................               78,138               82,969
Savings Plan contribution ............                 -                 162,204
Employee compensation ................              176,384              278,382
Warranty reserve .....................              150,000              150,000
Deferred compensation ................              263,500              112,000
Other  ...............................              511,831              255,243
                                                --------------------------------
                                                $ 1,499,917          $ 1,193,669
                                                ================================
5. Line of credit

     The Company has a $7,000,000 unsecured bank line of credit agreement with interest payable at one-half percent below the lending bank's prime rate. There were no borrowings outstanding under this line of credit agreement or any previous line of credit agreements as of the end or during any of the last three fiscal years. (See Note 15. Subsequent events - Acquisition of Filtran Microcircuits Inc.)

6. Stock option and stock purchase plans

     Under the Company's 1993 Stock Option Plan, 324,360 shares of common stock were initially reserved for issuance. The 1993 Option Plan provides for issuance of qualified and non-qualified options. The qualified options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. The non-qualified options may be granted to employees at an exercise price determined by the Stock Option Committee of the Board of Directors which may not be less than par value. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

     The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the closing price on the date the option is granted. Such options are exercisable after the grant or at any time before the fifth anniversary of the grant.

     In 1997, the Company's Shareholders approved a long-term incentive plan ("LTIP") pursuant to which 275,000 shares of the Company's common stock were initially reserved for grant to eligible employees. The LTIP provides for issuance of Incentive Stock Options, Non-qualified Stock Options, Bonus Stock and Discounted Stock Options. Under this plan, the Company may grant to employees who hold positions no more senior than mid-level management, discounted stock options for up to 110,000 shares of common stock, with the option price per share of common stock to be at least greater than or equal to 50% of the fair market value of the common stock on the date of grant. In 1997 discounted stock options for the purchase of 6,900 shares were granted at $14.00, a discount of $3.00 below the fair market value at the date of grant. During 1998 discounted options were granted for the purchase of 10,425 shares at $9.75, a discount of $1.50 below the fair market value at the date of grant and 7,200 shares at $11.75, a discount of $2.88 below fair market value at the date of grant. As of January 2, 1999 options for the purchase of 100,390 remain outstanding of which 11,000 are exercisable.

     As of January 2, 1999, options for the purchase of a total of 254,045 shares remained outstanding and exercisable under the 1993 Option Plan, and options for 12,415 shares were available for future grant. In addition, (i) qualified options for the purchase of a total of 5,458 shares remained outstanding and exercisable under the Company's 1983 Key Employee Stock Option Plan (however, options can no longer be granted under this plan); and (ii) non-qualified options for the purchase of a total of 33,000 shares remained outstanding and exercisable as a result of grants by the Board of Directors in 1996 to non-employee directors at fair market value on the date of grant.

     A summary of all stock option activity and information related to all options outstanding follows:

                                          1998                         1997                        1996
------------------------------------------------------------------------------------------------------------------
                                 Weighted                    Weighted                    Weighted
                                  average      Shares         average      Shares         average     Shares
                                 exercise      or price      exercise      or price      exercise     or price
                                    price      per share        price      per share        price     per share
------------------------------------------------------------------------------------------------------------------
Outstanding,
beginning of year ...............   $11.24        289,212    $ 9.76         181,612      $8.90          140,684
Stock dividend adjustment .......                  36,558
Granted   .......................    12.71         96,625     12.32         156,400      10.97           64,500
Exercised .......................     9.83        (23,800)     9.17         (47,400)      7.82          (20,572)
Cancelled .......................    10.46         (5,702)     8.67          (1,400)      9.10           (3,000)
------------------------------------------------------------------------------------------------------------------
Outstanding at end of year.......    10.66        392,893     11.24         289,212       9.76          181,612
---------------------------------------------------------------------------------------------------------------
Exercisable at end of year.......   $10.40        303,503    $11.24         282,312      $9.76          181,612
------------------------------------------------------------------------------------------------------------------
Option price range at end of year            $5.00-$13.64              $5.50-$15.00                $5.50-$11.00
------------------------------------------------------------------------------------------------------------------
Weighted average estimated fair
 value of options granted during
 the year........................                   $4.62                     $4.71                       $1.98
------------------------------------------------------------------------------------------------------------------

     The approximate weighted average of the remaining contractual life of the outstanding options at January 2, 1999 was 8.7 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

6. Stock option and stock purchase plans (continued)

     In 1995, the Company's Shareholders approved a stock purchase plan pursuant to which 218,320 shares of the Company's common stock were initially reserved for sale to eligible employees. Under this plan, the Company may grant employees the right to subscribe to purchase shares of common stock from the Company at 85% of the market value on specified dates and pay for the shares through payroll deductions over a period of up to 27 months.

A summary of stock purchase plan subscription activity is as follows:

                                       1998                         1997                         1996
----------------------------------------------------------------------------------------------------------------
                            Weighted                      Weighted                    Weighted
                             average          Shares       average          Shares     average            Shares
                            exercise        or price      exercise        or price    exercise          or price
                               price       per share         price      per shares       price         per share
----------------------------------------------------------------------------------------------------------------
Subscribed,
 beginning of year ........   $9.93        16,056         $8.66          18,274        $7.30             16,932
Subscribed ................   11.03        16,308         10.09          17,923         9.46             18,649
Stock dividend adjustment .                 2,626
Purchased .................    7.61       (15,474)         8.82         (17,982)        7.98            (15,725)
Cancelled .................    9.84        (7,710)         9.70          (2,159)        8.70             (1,582)
----------------------------------------------------------------------------------------------------------------
Subscribed at end of year..  $11.38        11,806         $9.93          16,056        $8.66             18,274
----------------------------------------------------------------------------------------------------------------
Subscription price
 range, end of year                  $9.18-$11.03                  $9.46-$10.09                     $6.69-$9.46
----------------------------------------------------------------------------------------------------------------
Weighted average estimated
 fair value of rights granted
 during the year ........                   $4.29                         $3.75                           $3.10
----------------------------------------------------------------------------------------------------------------


                                      -15-


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

6. Stock option and stock purchase plans (continued)


     The weighted average remaining contractual life of an outstanding stock subscription at January 2, 1999 was approximately one year.

     As explained in Note 1, the Company has adopted the disclosure-only provisions of Statement No. 123. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for stock options and stock purchase plan subscription rights granted in 1997 and 1996, except for the discounted stock options granted in 1998 and 1997.

     The table below sets forth the pro forma net income (loss) and the pro forma diluted net income (loss) per share information as calculated in accordance with Statement No. 123.

                                                      1998          1997            1996
-------------------------------------------------------------------------------------------
Net income (loss) - as reported  ...............  $340,300       $1,402,409     $(297,252)
Net income (loss) - pro forma  .................    63,400        1,212,409      (495,252)
-------------------------------------------------------------------------------------------
Net income (loss) per share - as reported ......      $.19             $.79         $(.17)
Net income (loss) per share - pro forma ........      $.04             $.68         $(.29)
-------------------------------------------------------------------------------------------

     The Statement No. 123 method of accounting has been applied to options granted in periods after December 31, 1994 and the resulting pro forma compensation expense may not be indicative of pro forma expense in future years.



     The fair value of each of the options and purchase plan subscription rights granted in 1998, 1997 and 1996 was estimated on the date of grant using the Black-Scholes option valuation model. For 1998, the following weighted average assumptions were utilized: no dividend yield; expected volatility of 35%; a risk free interest rate of 5.5%; and expected lives of five years. For 1997, the following weighted average assumptions were utilized: no dividend yield; expected volatility of 30%; a risk free interest rate of 6%; and expected lives of five years. For 1996 and 1995, the following weighted average assumptions were utilized: dividend yield of 3.4%; expected volatility of 25%; a risk free interest rate of 6%; and expected lives of two years. However, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and subscription rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and subscription rights.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

7. Income taxes

     The provision (benefit) for income taxes consists of the following components:

                                            1998           1997          1996
Current tax provision (benefit):         ---------------------------------------
   Federal .........................      $ 1,000       $ 569,000     $ 214,000
   State ...........................       (9,000)        164,000        65,000
                                         ---------------------------------------
                                           (8,000)        733,000       279,000
                                         ---------------------------------------
Deferred tax provision (benefit):

   Federal .........................       63,000          17,000      (369,000)
   State ...........................       25,000           5,000      (104,000)
                                         ---------------------------------------
                                           88,000          22,000      (473,000)
                                         ---------------------------------------
Provision (benefit) for income taxes.     $80,000       $ 755,000     $(194,000)
                                         =======================================

     Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at January 2, 1999 and January 3, 1998 are as follows:

                                                            1998         1997
                                                         -----------------------
Current deferred tax assets:
  Inventory valuation allowance ...................      $600,500      $685,000
  Capitalized inventory costs .....................        45,200        87,100
  Warranty cost ...................................        64,500        64,500
  Deferred compensation ...........................       113,300        12,900
  Other* ..........................................        76,100        70,000
                                                         -----------------------
                                                          899,600       919,500
                                                         -----------------------

Non-current deferred tax assets:
  Deferred compensation ...........................       197,500       196,800
Non-current deferred tax liabilities:
  Depreciation and amortization ...................      (177,600)      (45,000)
  State income taxes ..............................       (74,500)      (86,800)
                                                         -----------------------
                                                          (54,600)       65,000
                                                         -----------------------
       Net deferred tax assets ....................      $845,000      $984,500
                                                         =======================

* Other includes $72,300 for restructuring charges in
 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

7. Income taxes (continued)

     The statutory federal income tax rate is reconciled to the effective tax rate computed by dividing the provision (benefit) for income taxes by income
(loss) before income taxes as follows:

                                                         1998        1997        1996
                                                        ---------------------------------
Statutory rate .......................................   34.0%       34.0%       (34.0)%

Effect of:
   State income tax, net of federal income tax effects    2.5         5.2         (5.2)
   Tax exempt dividends and interest .................                (.5)        (6.2)
   Foreign sales corporation income ..................  (12.9)       (2.7)        (3.3)
   Foreign subsidiary (income) loss  .................   (2.3)                     7.6
   Research and development credits ..................   (4.9)        (.8)
   Other .............................................    2.6         (.2)         1.5
                                                        ---------------------------------
Effective tax rate ...................................   19.0%       35.0%       (39.6%)
                                                        =================================

8. Cash dividends

     During the first three quarters of fiscal 1997, and in each of the four quarters of fiscal 1996 the Company paid a $.091 per share dividend (previously $.10 per share, adjusted for the 10% stock dividend in May 1998). The dividend was eliminated by a decision of the Board of Directors on August 28, 1997.

9. Stock dividend

     The Board announced on May 5, 1998, the declaration of a 10% stock dividend payable on June 5, 1998 to shareholders of record on May 15 1998. Fractional shares were cashed-out and payments were made to shareholders in lieu of fractional shares on June 5, 1998. The basic diluted weighted average number of shares of outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the stock dividend.

10. Nature of business

     Management considers the Company to be in one business segment: the design, manufacture and sale of electronic devices offering extremely broad frequency coverage and high performance characteristics. The Company primarily sells to customers in the communications, defense and aerospace industries.

     Foreign sales amounted to approximately $5,114,000 in 1998, $5,731,000 in 1997 and $4,390,000 in 1996. Sales to any one foreign country did not exceed 10% of net sales for 1998, 1997 or 1996. Sales to Hughes Aircraft in 1998 were 10.9% of net sales and sales to Lockheed Martin in 1998, 1997 and 1996 amounted to 10.0%, 13.4% and 10.8% of net sales, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996

     Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and 51.6% of its receivables at January 2, 1999 were from five customers. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations performed by the Company.

11. Net income (loss) per common share

     The following  table  summarizes  the  calculation of basic and diluted net income (loss) per common share for 1998, 1997 and 1996:
                                                                                   1998            1997          1996
                                                                                ----------------------------------------
Numerator:
Net income (loss) available to common shareholders .........................       340,300      $1,402,409    $(297,252)
------------------------------------------------------------------------------------------------------------------------
Denominator:
Weighted average shares outstanding for basic net income (loss) per share ..     1,766,120       1,693,363    1,704,140
Effect of dilutive securities - stock options                                       39,092          86,810       28,927
------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding for diluted net income (loss) per share.     1,805,212       1,780,173    1,733,067
------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share - basic ........................................          $.19            $.83        $(.17)
Net income (loss) per share - diluted ......................................          $.19            $.79        $(.17)
------------------------------------------------------------------------------------------------------------------------

     At January 2, 1999, there were 111,415 stock options outstanding excluded from the calculation of dilutive securities because the exercise prices of the options were greater than the average market value of the common shares.


12. Commitments and contingencies

Lease commitments:

     The Company leases real estate and equipment under operating leases expiring at various dates through December 2002. The leases include provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, maintenance and repairs. Aggregate rental expense charged to operations amounted to $120,000 in 1998 and $54,000 in 1997. Rental expense in 1996 was not material. Future minimum lease payments under noncancellable operating leases with an initial term exceeding one year are as follows:

         1999                 122,000
         2000                 100,000
         2001                 106,000
         2002                 113,000

Purchase obligations:

     The Company has issued purchase order commitments to processing equipment manufacturing vendors for approximately $300,000 of capital equipment and building improvements. The Company anticipates the equipment will be purchased and become operational during 1999.

Employment, retirement and consulting agreements; deferred compensation:

     The Company is party to an employment agreement with its Chairman, President and Chief Executive Officer that provides him a minimum annual salary of $240,000. The initial term of the agreement ends on December 31, 2002 and automatically renews for successive twelve-month periods thereafter unless terminated pursuant to the terms of the agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996:

     The Company is party to a retirement agreement with its former Vice Chairman and Chief Technology Officer which became effective on December 31, 1998. Pursuant to the retirement agreement, such former officer, who received an initial payment of $151,700 in 1998 and a payment of $185,500 in January 1999, will receive a final payment of $185,500 in January 2000. In addition, the agreement provides for the continuation of certain ongoing benefits, including health benefits until December 2009.

     The Company is party to a retirement agreement with a former Vice President, which initial term ends February 2001 and automatically renews for successive twelve-month periods thereafter unless otherwise terminated pursuant to the terms of the agreement. The agreement provides for minimum payments of $24,000 per year and includes health and other certain benefits.

     The Company entered into a consulting agreement on January 1, 1998 with a director of the Company who is also the beneficial owner of more than 10% of the Company's Common Stock. The term of the consulting agreement, which initially ended on January 1, 1999, automatically renews for successive twelve-month periods until terminated pursuant to the terms of the agreement. The consulting agreement provides this director with an annual fee of $36,000 for his services.

     The Company is party to a shareholder's agreement dated as of October 30, 1998 with a former director and Chairman of the Company who is also a beneficial owner of more than 5% of the Company's Common Stock. Pursuant to the shareholder's agreement, this former director provides the Company with consulting services for a fee of $5,000 per month. The term of the consulting agreement expires October 2001, unless earlier terminated in accordance with the terms of the shareholder's agreement.

     The Company is party to a retirement agreement effective January 1997, with its former Vice President, Secretary and Controller, that provides him with annual payments of $30,000 for ten years.

     In connection with certain retirement agreements described above, the Company recognized deferred compensation expense of approximately $288,000 in 1998, $239,000 in 1997 and $279,000 in 1996. The Company accrues the present value of the estimated future payments over the periods of the projected term of each of the respective agreements. The minimum benefits payable in 1999 are estimated to be $264,000 and the present value of the estimated future consulting and retirement benefits payable beyond 1999 and accrued as of January 2, 1999 is approximately $459,000.

Litigation:

     The Company is a party to lawsuits, both as a plaintiff and a defendant, arising from the normal course of business. It is the opinion of management, that the disposition of these various lawsuits will not have a material adverse effect to the consolidated financial position or results of operations of the Company.

13. Restructuring and related charges

     Because of the current weakness in orders for its products, the Company announced a reduction of its workforce and offered early retirement packages to certain employees during the fourth quarter of 1998. The restructuring charge for 1998 was $510,000, and charges net of tax benefits of $327,000 or $.18 per share, as a result of the reduction in workforce and voluntary early retirements affecting fourteen persons.

     The restructuring of engineering responsibilities and its attendant refocus of product lines during 1996 impacted the valuation of inventories. An additional review by management of inventories, certain intangibles arising from acquired product designs, a non-compete agreement and deferred compensation for a retiring senior officer resulted in aggregate charges of $1,382,000, and charges net of tax benefits of $829,000 or $ .52 per share, to operations in 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 2, 1999, January 3, 1998 and December 28, 1996:

     The Company initially recognized aggregate restructuring charges of $1,822,000 in the third quarter of 1996 and charges, net of tax benefits, of $1,093,000. The Company reduced its estimate of the total charges by $145,000 and reclassified charges of $295,000 to cost of sales and selling, general and administrative expenses in the fourth quarter of 1996.

14. Transactions with management and loan to shareholder

     On May 4, 1998, the Company sold 20,000 (22,000 after giving effect to the Company's 10% stock dividend) shares of Common Stock from its treasury to Mason
N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $12.75 per share (the approximate average closing price of the Company's Common Stock during the first quarter of 1998). The Company extended Mr. Carter a loan of $255,000 in connection with the purchase of these shares and amended a prior loan to Mr. Carter of $105,000. A new promissory note for a total of $360,000, due May 4, 2003, was executed by Mr. Carter in favor of the Company. Payment of the loan is secured by a pledge of the 33,000 shares of Common Stock purchased by Mr. Carter with the proceeds of the loans. The Company has recorded compensation expense of $52,000 which is being charged to operations over the one-year period commencing on the date of the transaction, as Mr. Carter is expected to perform services throughout this time period. The sale of these shares of Common Stock was exempt from registration under the Securities Act of 1933, as amended, as a transaction not involving a public offering under Section 4(2) of Act.

15. Subsequent events

Acquisition of Filtran Microcircuits Inc.

     On February 25, 1999 the Company completed the previously announced acquisition of all of the outstanding stock of privately-held Filtran Microcircuits Inc. ("FMI") of Ottawa, Ontario, Canada, a manufacturer of microwave micro circuitry. FMI, which had 1998 sales of approximately $3.2 million, is a leading manufacturer of microwave micro circuitry. The purchase price was approximately $4.7 million, including the assumption of approximately $500,000 existing indebtedness, and was financed by utilizing an existing unused credit facility. The acquisition will be accounted for as a purchase and, accordingly, the purchase price will be allocated to the underlying assets and liabilities based on their estimated fair values at the date of the acquisition, with the excess, which approximates $3.0 million, recorded as goodwill.

Shareholder Rights Plan

     On March 5, 1999, the Board of Directors of the Company approved a shareholder rights plan and declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend is payable on March 19, 1999 (the "Record Date") to the shareholders of record as of the close of business on that date. Each Right will entitle the holder to purchase from the Company, upon the occurrence of certain events, one share of Common Stock for $25.00.

     Generally, if any person or group acquires beneficial ownership of 10% or more of the Company's outstanding Common Stock, each Right (other than Rights held by such acquiring person or group) will be exercisable, at the $25.00 purchase price, for a number of shares of Common Stock having a market value of $50.00. Upon an acquisition of the Company, each Right (other than Rights held by the acquiror) will generally be exercisable, at the $25.00 purchase price, for a number of shares of common stock of the acquiror having a market value of $50.00. In certain circumstances, each Right may be exchanged by the Company for one share of Common Stock. The Rights will expire on March 19, 2009, unless earlier exchanged or redeemed at $0.01 per Right.

END OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

     Summarized quarterly unaudited financial data reported for 1998 and 1997 follows:

1998                                        April 4         July 4         October 3        January 2
                                          -------------------------------------------------------------
Net sales .............................   $5,792,607      $5,573,659      $5,120,946       $3,614,623
Gross profit ..........................    2,574,755       2,541,932       2,268,970        1,168,649
Net income (loss) .....................      427,546         408,842         247,803         (743,891)
-------------------------------------------------------------------------------------------------------
Net income per (loss) share - basic ...         $.25            $.23            $.14            $(.42)(A)
Net income per (loss) share - diluted .         $.24            $.22            $.14            $(.42)(A)
-------------------------------------------------------------------------------------------------------
1997                                        March 29         June 28    September 27        January 3
-------------------------------------------------------------------------------------------------------
Net sales .............................   $4,275,155      $4,986,288      $4,983,793       $4,413,870
Gross profit ..........................    1,900,048       2,385,205       2,249,174        2,176,905
Net income ............................      277,746         378,100         350,015          396,548
-------------------------------------------------------------------------------------------------------
Net income per share - basic...........         $.17            $.23            $.21             $.23
Net income per share - diluted.........         $.16            $.22            $.19             $.22
-------------------------------------------------------------------------------------------------------

(A) Reflects the effects of a restructuring charge of $510,000 (see Note 12) which reduced net income by $327,000 or $.18 per share for the fourth quarter and fiscal 1998.

The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the 10% stock dividend which became effective June 5, 1998.

QUARTERLY COMMON STOCK DATA

                                        1998                                1997
                          ----------------------------------------------------------------------

Quarter                    1st      2nd     3rd       4th      1st      2nd      3rd     4th
Market price per share:   ----------------------------------------------------------------------
         High .......      9 3/4   15 7/8   13 15/16  9 7/8    $10 7/8  11 7/8    18     18 1/16

         Low ........      9 3/16  13        7 7/8    6 3/8      9 3/4   9 3/16   11     10
                          ----------------------------------------------------------------------

     The common stock of the Company is listed on the American Stock Exchange and trades under the symbol MRM.

     The market price per share information is provided with regard to the high and low bid prices of the common stock of the Company during the periods indicated.

     The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the 10% stock dividend which became effective June 5, 1998.