Form 10KSB, Exhibit 13
period 2000-01-01
MERRIMAC INDUSTRIES INC
filed 2000-03-31
CIK 706864

Exhibit 13
                                                                     ----------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


        1999 compared to 1998

     Results of operations for 1999 reflect an increase in net sales of $295,000 to $20,397,000 and an increase in operating income of $188,000 to $498,000, although a restructuring charge of $510,000 was reported in 1998 that reduced prior year operating income to $310,000. Net income of $242,000 for 1999 decreased 29% compared to net income of $340,000 for 1998, after the 1998 restructuring charge net of tax of $327,000. Diluted net income per share of $.14 decreased 26% compared to diluted net income per share of $.19, after the 1998 restructuring charge of $.18 per share.

     The increase in net sales was attributable to the inclusion of $3.4 million of net sales of microwave micro-circuitry products from Filtran Microcircuits Inc. ("FMI"), which was acquired on February 25, 1999, partly offset by reduced electronic components shipments of $3.1 million, resulting from a smaller firm order backlog that existed as of the beginning of the year, and a reduction in orders, resulting from decreased demand for the Company's core products which occurred during 1999.

     Orders of $19,464,000 were received for 1999, which included $2,900,000 in new orders for FMI, an increase of $2,952,000 or 17.9% compared to $16,512,000 in orders received for 1998. Compared to year-end 1998, backlog decreased $50,000 to $6,118,000. Customer requests for design work have increased and are currently under development utilizing the Company's proprietary Multi-Mix(TM) Microtechnology. Softness in core business orders resulted from the deferment of purchases by major satellite and defense customers due to delays in and cancellations of certain programs. Although the Company believes that its satellite and defense customers will start to increase their orders during fiscal 2000, an extended delay or reduction in new orders for Company products could have a material financial impact on future sales and earnings.

     Cost of sales decreased $931,000 or 8.1%. Cost of sales as a percentage of net sales decreased 5.5% to 52.0% for 1999. The decrease in cost of sales was achieved from manufacturing efficiencies, reduction in labor expense, and a favorable sales product mix. These decreases were primarily attributable to a reduction in direct labor and manufacturing overhead costs partly related to efficiency improvements resulting from last year's fourth quarter restructuring. Depreciation expense increased $401,000 for the year resulting from higher capital equipment purchases in the current and prior years and due to the acquisition of FMI.

     Gross profit for the electronics components segment of $8,319,000 was 48.9% of segment net sales of $17,003,000 in 1999 compared to $8,554,000, which was 42.6% of segment net sales of $ 20,102,000 in 1998. Although the percentage of gross profit margin improved 6.3 percentage-points, the gross profit amount decreased $235,000 or 2.7% as a result of the sales decline. Gross profit for the FMI microwave micro-circuitry segment, which was acquired on February 25, 1999, was $1,462,000 or 43.0 % of segment net sales of $3,394,000 in 1999.

     Selling, general and administrative expenses of $7,056,000 in 1999 increased $375,000 or 5.6%, and when expressed as a percentage of net sales, increased 1.4% to 34.6% for the year. Increases in these expenses during 1999 were related to new product samples activity, and higher selling and marketing expenses in connection with the Company's new Multi-Mix(TM) Microtechnology product line, and the inclusion of expenses from recently acquired FMI. Also, the increases in selling, general and administrative expenses arose from higher depreciation expense of $69,000, and were partially offset by a reduction in compensation costs as a result of last year's restructuring.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS

     Amortization expense of $132,000 is attributable to goodwill of $3,179,000 arising from the acquisition of FMI, which is being amortized on a straight-line basis over a life of twenty years.

     Research and development expenses for new products, primarily the Multi-Mix(TM) Microtechnology, and the inclusion of $443,000 in expenses from FMI, were $2,096,000 for 1999, an increase of $1,043,000 or 99% compared to the prior year. The Company anticipates spending similar amounts for product development in fiscal year 2000.

     Operating income for the electronics components segment was $241,000 in 1999 or 1.4% of segment net sales compared to $310,000 or 1.5% of net sales in 1998, which was after the restructuring charge of $510,000 in 1998. Operating income for the FMI microwave micro-circuitry segment was $256,000 or 7.6% of segment net sales.

     Interest expense, net was $220,000 for 1999 and was principally incurred on borrowings of $2,500,000 for capital expenditures under a term loan facility, and borrowings of $2,000,000 under a revolving credit facility in connection with the acquisition of FMI during the first quarter of 1999, which was partially offset by interest income. During 1998, the Company earned interest income of $110,000 on its invested cash balances.


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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

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


Liquidity and Capital Resources

     The Company had liquid resources comprised of cash and cash equivalents totaling approximately $1,100,000 at the end of 1999 compared to approximately $1,800,000 at the end of 1998. The Company's working capital was approximately $4,200,000 and its current ratio was 1.8 at the end of 1999 compared to $7,400,000 and 3.5, respectively, at the end of 1998. Current liabilities at year-end 1999 include $2,000,000 of indebtedness under a revolving credit facility, which the Company believes will be re-extended for one year beyond the June 30, 2000 renewal date.

     The Company's operating activities provided cash flows of $2,115,000 in 1999 compared to $2,241,000 in 1998. The primary reasons for the slight decrease in operating cash flows in 1999 are the decrease in net income and payments made on accounts payable, accrued liabilities and deferred compensation, which was partially offset by decreases in accounts receivable and inventories, and higher depreciation and amortization charges. The Company made net investments in property, plant and equipment of $2,463,000 in 1999 compared to $3,100,000 in 1998. These capital expenditures are related to new production and test equipment capabilities in connection with the introduction of new products and enhancements to existing products.

     The cost to the Company for its acquisition of FMI, which included $203,000 in acquired cash and included the assumption of $451,000 in debt, was $4,700,000, which was financed by borrowings under a previously unused credit facility.

     The Company has a $7,000,000 revolving credit and term loan agreement with Summit Bank with an interest rate at one-half percent below the bank's floating prime rate. The Company borrowed $2,500,000 for capital expenditures under the term loan facility and $2,000,000 under its revolving credit facility in connection with the acquisition of FMI during the first quarter of 1999. The unused portion of $2,500,000 of the revolving credit facility is available for working capital and general corporate purposes.

     Management believes that the $4,500,000 revolving credit facility, which is up for renewal June 30, 2000, will be re-extended to June 30, 2001, and with its present liquid resources and the expected remaining $2.5 million line of credit available, along with cash flows expected to be provided by operations, the Company will have sufficient resources for currently contemplated operations in fiscal year 2000.

     The Company's capital expenditures for new projects and production equipment are anticipated to exceed its depreciation and amortization expenses in fiscal 2000. The Company has issued purchase order commitments to processing equipment manufacturing vendors for approximately $700,000 of capital equipment and building improvements. The Company anticipates that during fiscal 2000 such equipment will be purchased and become operational and building improvements will be completed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The Company is contemplating the purchase of the FMI facility, consisting of approximately 20,000 square feet and 1.7 acres it currently occupies under a long-term lease agreement, for approximately $1,200,000 from the present lessors. The Company is in the process of negotiating terms and conditions with the property owners and is investigating financing alternatives. It is anticipated that the purchase of the facility would close during the second quarter of fiscal year 2000. Upon acquiring the facility, the Company intends to expand the facility by approximately 12,500 square feet and make certain other improvements for approximately $600,000, and that such building addition should be available for use during the latter part of fiscal year 2000.


     The Company has been authorized by its Board of Directors to repurchase up to 110,000 shares (adjusted for the 10% stock dividend on June 5, 1998) of its common stock, from time to time, depending on market conditions, and has repurchased approximately 68,000 shares of common stock to date. During 1999, the Company repurchased 56,000 shares of common stock at a cost of $346,000. The Company repurchased 8,000 shares of common stock during 1998, no shares during 1997, and 4,000 shares in 1996. The Company is authorized to repurchase up to 42,000 additional shares under the program.

     Periodically, the Company explores the possibility of acquiring similar manufacturers of electronic devices or companies in related fields. Management believes that any such acquisitions and business operation expansion could be financed through its liquid and capital resources currently available as previously discussed and/or through additional borrowing or issuance of equity or debt securities. The additional debt from any acquisitions, if consummated, would increase the Company's debt-to-equity ratio and such debt or equity securities might, at least in the near term, have a dilutive effect on net income per share. In February 1999, the Company acquired Filtran Microcircuits Inc. See Note 2 of Notes to Consolidated Financial Statements.


Recent Accounting Pronouncements


     In June 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as an asset or liability and measured at its fair value. In June 1999, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB No. 133," defers implementation of Statement No. 133 until fiscal years beginning after June 15, 2000. The Company has reviewed Statement No. 133 and has not yet determined the impact, timing of or method to be used in adopting this statement.


Year 2000 Readiness Disclosure


     The Company recognized the need to assure that its operations would not be adversely impacted by Year 2000 software failures. The Company's manufactured products do not contain software of any kind and therefore are not subject to Year 2000 problems. All of the Company's existing mission-critical manufacturing and financial computer applications are Year 2000 compliant. Key suppliers have confirmed in writing that they are Year 2000 compliant. Software revisions have been performed by Company employees and the total estimated cost for achieving Year 2000 compliance was not material to the Company's financial position or results of operations.

     The Year 2000 potential problem dates of January 1 and February 29, 2000 have passed without any significant software failures. The Company is confident that its computer systems are fully Year 2000 compliant, and that its operations should not be adversely affected in the future as a result of a Year 2000 software failure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

  Costs to Company to Address Year 2000 Issues

     The Company expended approximately $50,000 for software and to replace outdated non-compliant systems in 1999. In 1998, the Company spent approximately $60,000 (exclusive of internal Company personnel compensation costs) to perform programming remediation to non-compliant programs and for training and other consultation fees. The Company does not anticipate spending additional funds on Year 2000 issues during the remainder of 2000. No other information technology projects were deferred as a result of the Year 2000 project.


Forward-Looking Statements

     This Annual Report contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Merrimac Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Merrimac Industries, Inc. and subsidiaries as of January 1, 2000 and January 2, 1999 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Industries, Inc. and subsidiaries as of January 1, 2000 and January 2, 1999 and their results of operations and cash flows for each of the three years in the period ended January 1, 2000 in conformity with accounting principles generally accepted in the United States.



                                                       /s/ ARTHUR ANDERSEN LLP
                                                       -----------------------
                                                           ARTHUR ANDERSEN LLP






Roseland, New Jersey
March 13, 2000

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME


Years Ended January 1, 2000, January 2, 1999 and January 3, 1998


                                                         1999         1998          1997
                                                       ---------------------------------------
OPERATIONS
Net sales ...........................................  $20,397,031   $20,101,835   $18,659,106
                                                       ---------------------------------------
Costs and expenses:
   Cost of sales ....................................   10,616,404    11,547,529     9,947,774
   Selling, general and administrative ..............    7,055,785     6,680,968     6,160,516
   Research and development .........................    2,095,498     1,052,812       555,671
   Amortization of goodwill .........................      131,718          -             -
   Restructuring charge .............................         -          510,311          -
                                                       ---------------------------------------
                                                        19,899,405    19,791,620    16,663,961
                                                       ---------------------------------------
Operating income ....................................      497,626       310,215     1,995,145
Interest and other expense (income), net ............      220,371      (110,085)     (162,264)
                                                       ---------------------------------------
Income before income taxes ..........................      277,255       420,300     2,157,409
Provision for income taxes ..........................       35,000        80,000       755,000
                                                       ---------------------------------------

Net income ..........................................  $   242,255   $   340,300   $ 1,402,409
                                                       =======================================
Net income per common share-basic ...................         $.14          $.19          $.83
Net income per common share-diluted .................         $.14          $.19          $.79
                                                       ---------------------------------------
Weighted average number of shares outstanding-basic..    1,746,968     1,766,120     1,693,363
Weighted average number of shares outstanding-diluted    1,765,831     1,805,212     1,780,173
                                                       ---------------------------------------
COMPREHENSIVE INCOME

Net income...........................................  $   242,255   $   340,300   $ 1,402,409
Other comprehensive income, net of tax:
  Foreign currency translation adjustment............      142,589           -             -
  Adjustment for unrealized holding gain
    of available-for-sale securities.................         -              -          (6,162)
                                                       ---------------------------------------
Comprehensive income                                   $   384,844   $   340,300   $ 1,396,247
                                                       =======================================

     The basic and diluted weighted average number of shares outstanding and net income per share information for 1997 reflects the effects of the 10% stock dividend which became effective June 5, 1998.

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

January 1, 2000 and January 2, 1999

                                                                                              1999            1998
                                                                                           ---------------------------
Assets

Current assets:
   Cash and cash equivalents ..........................................................    $ 1,108,141     $ 1,852,666
   Accounts receivable, net............................................................      3,774,796       3,755,131
   Inventories ........................................................................      2,913,423       3,101,256
   Income tax refund receivable .......................................................        427,330         413,018
   Other current assets ...............................................................        386,507         357,906
   Deferred tax assets ................................................................        744,000         899,600
                                                                                           ---------------------------
                  Total current assets ................................................      9,354,197      10,379,577
                                                                                           ---------------------------
Property, plant and equipment, at cost ................................................     19,213,264      16,539,251
   Less accumulated depreciation and amortization .....................................     11,337,477      10,322,958
                                                                                           ---------------------------
Net property, plant and equipment .....................................................      7,875,787       6,216,293
Other assets ..........................................................................        563,507         319,512
Goodwill, net of accumulated amortization of $131,718 .................................      3,047,623             -
                                                                                           ---------------------------
                  Total Assets ........................................................    $20,841,114     $16,915,382
                                                                                           ===========================
Liabilities and Shareholders' Equity

Current liabilities:
   Current portion of long-term debt ..................................................     $2,627,267      $      -
   Accounts payable ...................................................................      1,164,584       1,479,284
   Accrued liabilities ................................................................      1,311,791       1,499,917
                                                                                            ---------------------------
                  Total current liabilities ...........................................      5,103,642       2,979,201

Long-term debt, net of current portion ................................................      1,769,447           -
Deferred compensation .................................................................        234,734         459,322
Deferred tax liabilities ..............................................................        232,000          54,600
                                                                                           ---------------------------
                  Total liabilities ...................................................      7,339,823       3,493,123
                                                                                           ---------------------------

Commitments and contingencies
Shareholders' equity:
   Common stock, par value $.50 per share;
      5,000,000 shares authorized; 2,698,309 and 2,690,405 shares issued ....... ......      1,349,154       1,345,203
   Additional paid-in capital .........................................................     11,256,532      11,220,873
   Retained earnings ..................................................................      9,192,310       8,950,055
   Accumulated comprehensive income ...................................................        142,589             -
                                                                                           ---------------------------
                                                                                            21,940,585      21,516,131

    Less treasury stock, at cost - 958,904 and 902,549 shares .........................     (8,079,294)     (7,733,872)
    Less loan to officer-shareholder ..................................................       (360,000)       (360,000)
                                                                                           ---------------------------
                  Total shareholders' equity ..........................................     13,501,291      13,422,259
                                                                                           ---------------------------
                  Total Liabilities and Shareholders' Equity ..........................    $20,841,114     $16,915,382
                                                                                           ===========================

See accompanying notes.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended January 1, 2000, January 2, 1999 and  January 3, 1998

                                                   Additional                  Accumulated                                  Loan to
                                   Common Stock       Paid-In     Retained   Comprehensive    Treasury       Stock         Officer-
                               Shares      Amount     Capital     Earnings          Income      Shares      Amount      Shareholder
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 1996  2,585,749  $1,292,875  $9,005,330  $10,051,720        $  6,162   1,074,839  $9,227,065        $
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                       1,402,409
Issuance of stock options                              12,000
Exercise of options            65,382      32,691     559,914
Tax benefit-stock options*                            132,000
Effect of change in fair
 value of available-for-                                                            (6,162)
 sale securities
Cash dividends                                                    (459,043)
Loan to officer-shareholder                                                                                                 105,000
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 3, 1998    2,651,131   1,325,566   9,709,244   10,995,086             -     1,074,839   9,227,065          105,000
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                         340,300
Issuance of stock options**                            53,100
Exercise of options            39,274      19,637     326,811
Tax benefit-stock options*                             40,122
Cash dividends                                                      (1,009)
Stock dividends                                     1,008,288   (2,384,322)                   (160,290) (1,376,026)
Purchase of common stock                                                                         8,000      54,525
Sale of common stock                                   83,308                                  (20,000)   (171,692)
Loan to officer-shareholder                                                                                                 255,000
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 2, 1999    2,690,405   1,345,203  11,220,873    8,950,055             -       902,549   7,733,872          360,000
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                         242,255
Exercise of options             7,904       3,951      35,659
Purchase of common stock                                                                        56,355     345,422
Foreign currency translation                                                       142,589
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000    2,698,309  $1,349,154 $11,256,532   $9,192,310        $142,589     958,904  $8,079,294         $360,000
===================================================================================================================================

* Tax benefit resulting from exercise and disposition of stock options and subsequent disposition of stock.

** Compensation expense, net of tax effects, from issuance of stock options at a discount from fair market value.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

                                                                     1999            1998            1997
Cash flows from operating activities:                            -----------------------------------------
    Net income ..............................................     $  242,255     $  340,300     $1,402,409
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization .......................      1,503,752      1,103,142        953,705
        Gain on sale of available-for-sale securities .......                                      (65,006)
        Amortization of goodwill ............................        131,718
        Deferred compensation ...............................         37,084        287,622        238,600
        Deferred income taxes ...............................        330,000         88,000         22,000
        Stock-based compensation expense ....................                        87,400         20,700
        Changes in operating assets and liabilities:
         Net of Acquisition in 1999
          Income tax refund receivable ......................        (7,686)      (413,018)
          Accounts receivable ...............................        695,392       (663,844)    (1,241,245)
          Inventories .......................................        391,911      1,407,313       (342,751)
          Other current assets ..............................         65,053       (209,703)        98,607
          Deferred tax assets ...............................          3,000         25,313         (8,700)
          Other assets ......................................       (206,977)      (205,736)      (163,336)
          Accounts payable ..................................       (497,055)       337,505        391,016
          Accrued liabilities ...............................       (297,103)       154,748        158,789
          Income taxes payable ..............................        (15,114)       (45,825)       186,325
          Deferred compensation .............................       (261,272)       (52,500)       (30,000)
                                                                 -----------------------------------------
Net cash provided by operating activities ...................      2,114,958      2,240,717      1,621,113
                                                                 -----------------------------------------
Cash flows from investing activities:
  Cash acquired with acquisition.............................        203,323
  Acquisition of business ...................................     (4,700,402)
  Purchase of capital assets ................................     (2,465,277)    (3,149,336)    (1,805,294)
  Proceeds from sales of capital assets .....................          1,683         23,645          5,461
  Proceeds from sales and maturities
    of available-for-sale securities ........................                                    1,340,454
  Purchase of available-for-sale securities .................                                     (146,152)
                                                                 -----------------------------------------
Net cash used in investing activities .......................     (6,960,673)    (3,125,691)      (605,531)
                                                                 -----------------------------------------
Cash flows from financing activities:
    Debt assumed with acquisition ...........................        451,126
    Borrowing under term loan ...............................      2,500,000
    Borrowing under revolving credit facility ...............      3,000,000
    Repayment of borrowings .................................     (1,554,412)
    Repurchase of common stock ..............................       (345,422)       (54,525)
    Proceeds from the issuance of common stock ..............         39,610        378,449        592,605
    Payments of dividends ...................................                        (1,009)      (459,043)
                                                                 -----------------------------------------
Net cash provided by financing activities ...................      4,090,902        322,915        133,562
                                                                 -----------------------------------------
Effect of exchange rate changes on cash and cash equivalents.         10,288            -              -
Net increase (decrease) in cash and cash equivalents ........       (744,525)      (562,059)     1,149,144
Cash and cash equivalents at beginning of year ..............      1,852,666      2,414,725      1,265,581
                                                                 -----------------------------------------
Cash and cash equivalents at end of year ....................     $1,108,141     $1,852,666     $2,414,725
                                                                 =========================================
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Income taxes ...........................................     $  139,000     $  390,000     $  675,000
     Loan interest ..........................................     $  278,929
                                                                 =========================================

Supplemental disclosure of non-cash investing activity:

     Loan to officer-shareholder ............................                    $  255,000     $  105,000
                                                                 =========================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

1. Summary of significant accounting policies

     Principles of consolidation: The financial statements include the accounts of the Company and its wholly-owned susidiaries. All significant intercompany accounts have been eliminated in consolidation.

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

     Contract revenues: Sales and related cost of sales under fixed-price contracts are recorded as deliveries are made. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work in process inventory. Anticipated future losses on contracts are charged to income when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of initial production units or based on contractually established stages of completion.

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

     Inventories: Inventories are valued at the lower of average cost or market. Provision is made for potential losses on slow moving and obsolete inventories when identified.

     Foreign currency translation: The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency
Translation." This statement provides that all balance sheet accounts be translated at year-end rates of exchange, except shareholders' equity accounts translated at historical rates. Income and expense accounts are translated at the average of exchange rates in effect during the year. The resulting translation adjustment is reported as a separate component of shareholders'
equity and accumulated comprehensive income. Realized foreign exchange transaction gains and losses, which are not material, are included in income.

     Comprehensive Income: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting comprehensive Income ("SFAS 130"). SFAS 130 defines comprehensive income, which includes items in addition to those reported in the statement of operations, and requires disclosures about the components of comprehensive income. Comprehensive income includes all changes in shareholders' equity during a period except those resulting from investments by or distributions to shareholders. The Company has determined the components of comprehensive income impacting the Company consists primarily of cumulative translation adjustments (unrealized holding gain on marketable equity securities in 1997).

     Reclassifications: Certain prior-year amounts have been reclassified to conform with the 1998 presentations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

     Depreciation: Depreciation is computed for financial purposes on the straight-line method, while accelerated methods are used, where applicable, for tax purposes. The following estimated useful lives are used for financial income statement purposes:

Land improvements .....................................                 10 years
Building ..............................................                 25 years
Machinery and equipment ...............................             3 - 10 years
Office equipment, furniture and fixtures...............             5 - 10 years

     Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets included in property, plant and equipment at January 1, 2000 and January 2, 1999 amounted to $7,218,000 and $7,277,000, respectively.

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

     Goodwill: Goodwill represents the excess of cost over the fair value of net assets of an acquired business. The cost is being amortized over a 20 year life using the straight-line method. Goodwill is reviewed for impairment whenever events and changes in circumstances indicate that the carrying amount may not be recoverable.

     Advertising: The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were $195,000 in 1999, $213,000 in 1998 and $139,000 in 1997.

     Income taxes: The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

     Savings and Investment Plan: The Company's Savings and Investment Plan is a 401(k) plan (the "Plan") that provides eligible employees with the option to defer and invest up to 16% of their compensation, with 50% of the first 6% of such savings matched by the Company. The Company's contributions to the Plan were $165,000 in 1999, $167,000 in 1998 and $147,000 in 1997. The Board of
Directors may also authorize a discretionary amount to be contributed to the Plan and allocated to eligible employees annually. Amounts contributed to the Plan were $200,000 in 1997. No contribution amounts were authorized for 1999 and 1998.

     Stock-based compensation: Effective December 31, 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which permitted the Company to elect to account for stock-based compensation arising under its stock option and stock subscription plans by using a fair value based method or continuing to measure compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue using the intrinsic value method and make the pro forma disclosures required by Statement No. 123 of net income and net income per share as if the fair value based method of accounting had been applied (see Note 7). Since the Company generally grants options and rights to subscribe to purchase shares at or near the market price of the underlying share on the date of grant, it will not be required to recognize compensation expense as a result of such grants.

     Research  and  development:   Research  and  development   expenditures  of
$2,096,000  in 1999,  $1,053,000  in 1998 and $556,000 in 1997 were  expensed as incurred.

     Interest expense: Interest expense, net was $220,000 in 1999. Interest expense was not material in 1998 and 1997.

     Net income per share: Effective January 3, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," which establishes the new standard for computation and presentation of net income per common share. Under the standard, both basic and diluted net income per common share are presented. 1997 net income per common share information has been restated.

     Basic net income per common share is calculated by dividing net income, less dividends on preferred stock, if any, by the weighted average common shares outstanding during the period.

     The calculation of diluted net income per common share is similar to that of basic net income per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable under stock options, were issued during the reporting period (see Notes 7 and 12).

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

     Recent Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as an asset or liability and measured at its fair value. In June 1999, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133 an amendment of FASB Statement No. 133," defers implementation of Statement No. 133 until fiscal years beginning after June 15, 2000. The Company has reviewed Statement No. 133 and has not yet determined the impact, timing of or method to be used in adopting this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

2. Acquisition of Filtran Microcircuits Inc.

     In February 1999, the Company completed the acquisition of all of the outstanding stock of privately held Filtran Microcircuits Inc. ("FMI") of Ottawa, Ontario, Canada. FMI, which had 1998 sales of approximately $3.2 million, is a manufacturer of microwave micro-circuitry. The purchase price of $4,700,000 included $203,000 cash acquired and included the assumption of $451,000 existing indebtedness, was financed by utilizing an existing unused credit facility. The acquisition has been accounted for as a purchase, and , accordingly, the purchase price has been allocated to the underlying assets and liabilities based on their estimated fair values at the date of acquisition, with the excess cost of $3,179,000 recorded as goodwill which is being amortized over 20 years.

     The unaudited pro forma combined results for the comparative periods presented for 1999 and 1998, as if FMI had been acquired at the beginning of 1998, are estimated to be as follows:

                                                          1999           1998
                                                      -----------    -----------
  Net sales ......................................    $21,027,000    $23,425,000
  Net income .....................................        201,000         88,000
  Diluted net income per share ...................           $.11           $.05

     The pro forma results are based on various assumptions and are not necessarily indicative of what would have actually occurred had the acquisition and related financing transactions been completed at the beginning of last year, nor are they necessarily indicative of future consolidated results.

3. Inventories

Inventories consist of the following:

                                                     1999                1998
                                                  ----------          ----------

Finished goods .......................            $  666,186          $  607,738
Work in process ......................             1,004,037           1,597,215
Raw materials and
  purchased parts ....................             1,243,200             896,303
                                                  ----------         -----------
                                                  $2,913,423          $3,101,256
                                                  ==========         ===========

     Total inventories are net of valuation allowances for obsolescence of $1,166,000 in 1999 and $1,501,000 in 1998. The Company disposed of $414,000 and
$236,000 of obsolete inventories in 1999 and 1998, respectively.

4. Property, plant and equipment

Property, plant and equipment consists of the following:

                                                     1999                1998
                                                  -----------        -----------

Land and land improvements ...........            $   658,776        $   547,446
Building .............................              2,816,542          2,606,225
Machinery and equipment ..............              9,643,004          8,103,055
Office equipment,
   furniture and fixtures ............              6,094,942          5,282,525
                                                  -----------        -----------
                                                  $19,213,264        $16,539,251
                                                  ===========        ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

5. Current and long-term debt:

The Company was obligated under the following debt instruments at
   January 1, 2000:
Summit Bank:
Revolving credit facility, interest 1/2 % below prime,
due June 2000 (A)...................................................  $2,000,000
Term loan, interest 1/2 % below prime, due December 2003............   2,041,667
The Bank of Nova Scotia:
Equipment loans, interest prime plus 1%, due November 2000 (B)......      56,042
Capital leases, interest 7.0%, due October 2003.....................     299,005
                                                                         -------
                                                                       4,396,714
Less current portion................................................   2,627,267
                                                                       ---------
Long-term portion...................................................  $1,769,447
                                                                      ==========

     (A) The provisions of the revolving credit and term loan agreement require the Company to maintain certain financial ratios. At January 1, 2000, the Company was not in compliance with certain of these covenants. The Company has received waivers in connection with such noncompliance and the bank has modified the applicable terms of the agreement to ensure compliance prospectively. The Company is presently in the process of extending its revolving credit facility due date to June 2001.

     The Company has entered into a $7,000,000 revolving credit and term loan agreement with Summit Bank, at one-half percent below the bank's floating prime rate. Up to $2,500,000 was available at year-end for future borrowing needs of the Company for working capital and general corporate purposes.

     The weighted average interest rate on borrowings during 1999 was 7.5% and the rate at the end of 1999 was 8.0%. There were no borrowings in 1998.

     The term loan is secured by $2,500,000 of tangible personal property and the equipment loans are covered by a general security agreement. The revolving credit facility is unsecured.

     (B) The weighted average interest rate on equipment loans during 1999 was 7.4% and the rate at the end of 1999 was 7.5%.

     At January 1, 2000, the fair value of the Company's debt approximates carrying value. The fair value of the Company's long-term debt is estimated based on current interest rates.

     Capital leases included in property, plant and equipment at January 1, 2000 have a depreciated cost of approximately $138,000.

     The payments required under the long-term obligations listed above during the years following January 1, 2000 are set forth below:

                                                     2000 ........... $2,627,267
                                                     2001 ...........    575,501
                                                     2002 ...........    579,680
                                                     2003 ...........    614,266

6. Accrued liabilities

Accrued liabilities consist of the following:
                                                     1999                 1998
                                                 ----------           ----------
Commissions ..........................           $  181,720           $  320,064
Vacation .............................              103,041               78,138
Employee compensation ................              145,290              176,384
Warranty reserve .....................              150,000              150,000
Deferred compensation ................              248,504              263,500
Other  ...............................              483,236              511,831
                                                 ----------           ----------
                                                 $1,311,791           $1,499,917
                                                 ==========           ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998


7. Stock option and stock purchase plans

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

     In 1997, the Company's Shareholders approved a long-term incentive plan ("LTIP") pursuant to which 275,000 shares of the Company's common stock were initially reserved for grant to eligible employees. The LTIP provides for issuance of Incentive Stock Options, Non-qualified Stock Options, Bonus Stock and Discounted Stock Options. Under this plan, the Company may grant to employees who hold positions no more senior than mid-level management, discounted stock options for up to 110,000 shares of common stock, with the option price per share of common stock to be at least greater than or equal to 50% of the fair market value of the common stock on the date of grant. In 1997 discounted stock options for the purchase of 6,900 shares were granted at $14.00, a discount of $3.00 below the fair market value at the date of grant. During 1998 discounted options were granted for the purchase of 10,825 shares at $9.75, a discount of $1.50 below the fair market value at the date of grant and 7,200 shares at $11.75, a discount of $2.88 below fair market value at the date of grant. As of January 1, 2000, options for the purchase of 226,821 shares remain outstanding of which 44,000 are exercisable.

     As of January 1, 2000, options for the purchase of a total of 235,455 shares remained outstanding and exercisable under the 1993 Option Plan, and options for 30,855 shares were available for future grant. In addition, (i) qualified options for the purchase of a total of 5,458 shares remained outstanding and exercisable under the Company's 1983 Key Employee Stock Option Plan (however, options can no longer be granted under this plan); and (ii) non-qualified options for the purchase of a total of 33,000 shares remained outstanding and exercisable as a result of grants by the Board of Directors in 1996 to non-employee directors at fair market value on the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

7. Stock option and stock purchase plans (continued)

     A summary of all stock option activity and information related to all options outstanding follows:

                                          1999                         1998                        1997
---------------------------------------------------------------------------------------------------------------
                                  Weighted                   Weighted                    Weighted
                                   average     Shares         average      Shares         average     Shares
                                  exercise     or price      exercise      or price      exercise     or price
                                     price     per share        price      per share        price     per share
---------------------------------------------------------------------------------------------------------------
Outstanding,
beginning of year ...............    $10.66   392,893        $11.24        289,212      $ 9.76         181,612
Stock dividend adjustment .......                                           36,558
Granted   .......................      6.79   158,500         12.71         96,625       12.32         156,400
Exercised .......................                              9.83        (23,800)       9.17         (47,400)
Cancelled .......................      9.93   (50,659)        10.46         (5,702)       8.67          (1,400)
---------------------------------------------------------------------------------------------------------------
Outstanding at end of year.......      9,51   500,734         10.66        392,893       11.24         289,212
---------------------------------------------------------------------------------------------------------------
Exercisable at end of year.......    $10.24   318,008        $10.40        303,503      $11.24         282,312
---------------------------------------------------------------------------------------------------------------
Option price range at end of year        $5.00-$13.64                 $5.00-$13.64                $5.50-$15.00
---------------------------------------------------------------------------------------------------------------
Weighted average estimated fair
 value of options granted during
 the year........................               $2.57                        $4.62                       $4.71
---------------------------------------------------------------------------------------------------------------

     The approximate weighted average of the remaining contractual life of the outstanding options at January 1, 2000 was 7.4 years.

     In 1995, the Company's Shareholders approved a stock purchase plan pursuant to which 215,492 shares of the Company's common stock were initially reserved for sale to eligible employees. Under this plan, the Company may grant employees the right to subscribe to purchase shares of common stock from the Company at 85% of the market value on specified dates and pay for the shares through payroll deductions over a period of up to 27 months.

A summary of stock purchase plan subscription activity is as follows:

                                       1999                         1998                         1997
-------------------------------------------------------------------------------------------------------------
                            Weighted                    Weighted                    Weighted
                             average     Shares          average         Shares      average           Shares
                            exercise   or price         exercise       or price     exercise         or price
                               price  per share            price     per shares        price        per share
-------------------------------------------------------------------------------------------------------------
Subscribed,
 beginning of year ........  $10.35      11,806             $9.93        16,056         $8.66          18,274
Subscribed ................    5.95      53,969             11.03        16,308         10.09          17,923
Stock dividend adjustment..                                               2,626
Purchased .................    4.82      (7,904)             7.61       (15,474)         8.82         (17,982)
Cancelled .................    7.02      (7,479)             9.84        (7,710)         9.70          (2,159)
--------------------------------------------------------------------------------------------------------------
Subscribed at end of year..   $6.14      50,392            $10.35        11,806         $9.93          16,056
--------------------------------------------------------------------------------------------------------------
Subscription price
 range, end of year          $5.95-$11.03                  $9.18-$11.03                 $9.46-$10.09
--------------------------------------------------------------------------------------------------------------
Weighted average estimated
 fair value of rights granted
 during the year ........                 $2.68                           $4.29                         $3.75
--------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

7. Stock option and stock purchase plans (continued)


     The weighted average remaining contractual life of an outstanding stock subscription at January 1, 2000 was approximately 1.7 years.

     As explained in Note 1, the Company has adopted the disclosure-only provisions of Statement No. 123. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for stock options and stock purchase plan subscription rights granted in 1999, 1998 and 1997 except for the discounted stock options granted in 1998 and 1997.

     The table below sets forth the pro forma net income (loss) and the pro forma diluted net income (loss) per share information as calculated in accordance with Statement No. 123.

                                              1999        1998       1997
--------------------------------------------------------------------------------
Net income - as reported  ...................  $ 242,255   $340,300   $1,402,409
Net income (loss) - pro forma  ..............    (75,745)    78,400    1,230,409
--------------------------------------------------------------------------------
Net income per share - as reported ..........       $.14       $.19         $.79
Net income (loss) per share - pro forma .....      $(.04)      $.04         $.69
--------------------------------------------------------------------------------

     The Statement No. 123 method of accounting has been applied to options granted in periods after December 31, 1994 and the resulting pro forma compensation expense may not be indicative of pro forma expense in future years.



     The fair value of each of the options and purchase plan subscription rights granted in 1999, 1998 and 1997 was estimated on the date of grant using the Black-Scholes option valuation model. For 1999, the following weighted average assumptions were utilized: no dividend yield; expected volatility of 40%; a risk free interest rate of 6.25%; and expected lives of three years. For 1998, the following weighted average assumptions were utilized: no dividend yield; expected volatility of 35%; a risk free interest rate of 5.5%; and expected lives of five years. For 1997, the following weighted average assumptions were utilized: expected volatility of 30%; a risk free interest rate of 6%; and expected lives of five years. However, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and subscription rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and subscription rights.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

8. Income taxes

     The provision (benefit) for income taxes consists of the following components:

                                            1999           1998          1997
Current tax provision (benefit):         ---------------------------------------
   Federal .........................     $219,000)        $ 1,000       $569,000
   Foreign .........................      (12,000)
   State ...........................      (64,000)         (9,000)       164,000
                                         ---------------------------------------
                                         (295,000)         (8,000)       733,000
                                         ---------------------------------------
Deferred tax provision (benefit):

   Federal .........................      256,000          63,000         17,000
   State ...........................       74,000          25,000          5,000
                                         ---------------------------------------
                                          330,000          88,000         22,000
                                         ---------------------------------------
Provision for income taxes..........     $ 35,000         $80,000       $755,000
                                         =======================================

     Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at January 1, 2000 and January 2, 1999 are as follows:

                                                            1999         1998
                                                         -----------------------
Current deferred tax assets:
  Inventory valuation allowance ...................      $458,500      $600,500
  Capitalized inventory costs .....................        48,000        45,200
  Warranty cost ...................................        64,500        64,500
  Deferred compensation ...........................        76,000       113,300
  Other ...........................................        97,000        76,100
                                                         -----------------------
                                                          744,000       899,600
                                                         -----------------------

Non-current deferred tax assets:
  Deferred compensation ...........................       132,500       197,500
Non-current deferred tax liabilities:
  Depreciation and amortization ...................      (316,500)     (177,600)
  State income taxes ..............................       (48,000)      (74,500)
                                                         -----------------------
                                                         (232,000)      (54,600)
                                                         -----------------------
       Net deferred tax assets ....................      $512,000      $845,000
                                                         =======================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

8. Income taxes (continued)

     The statutory federal income tax rate is reconciled to the effective tax rate computed by dividing the provision for income taxes by income before income taxes as follows:

                                                         1999        1998        1997
                                                        -------------------------------
Statutory rate .......................................   34.0%       34.0%        34.0%

Effect of:
   State income tax, net of federal income tax effects    3.2         2.5          5.2
   Tax exempt dividends and interest .................                            ( .5)
   Foreign sales corporation income ..................  (15.7)      (12.9)        (2.7)
   Foreign subsidiary income .........................               (2.3)
   Research and development credits ..................  (48.1)       (4.9)         (.8)
   Goodwill amortization .............................   31.4
   Other .............................................    7.8         2.6          (.2)
                                                        -------------------------------
Effective tax rate ...................................   12.6%       19.0%        35.0%
                                                        ===============================

9. Cash dividends

     During the first three quarters of fiscal 1997, the Company paid a $.091 per share dividend (previously $.10 per share, adjusted for the 10% stock dividend in May 1998). The dividend was eliminated by the Board of Directors on August 28, 1997.

10. Stock dividend

     The Board announced on May 5, 1998, the declaration of a 10% stock dividend payable on June 5, 1998 to shareholders of record on May 15 1998. Fractional shares were cashed-out and payments were made to shareholders in lieu of fractional shares on June 5, 1998. The basic and diluted weighted average number of shares outstanding and net income per share information for 1997 have been restated to reflect the effects of the stock dividend.

11. Business segment and geographic data

     The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry. These segments, and the principal operations of each, are as follows:

     Electronic components: Design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics for communications, defense and aerospace industries. Of the identifiable assets, 96% are located in the United States and 4% are located in Costa Rica.

     Microwave micro-circuitry: Design, manufacture and sale of microstrip, bonded stripline and thick metal-backed Teflon (PTFE) and mixed dielectric multilayer circuits for satellite, aerospace, telecommunications, automotive, navigation and defense applications. Identifiable assets are located in Canada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

     Information about the Company's operations in different industries and geographic areas follows. Operating income is net sales less operating expenses. Operating expenses exclude interest expense, other income, and income taxes. Assets are identified with the appropriate operating segment and are all located in North America geographic area. Corporate assets consist principally of cash and goodwill. Corporate expenses and inter-segment sales are immaterial.


                                               1999             1998              1997
                                               (In thousands of dollars)
Industry segments:
    Sales to unaffiliated customers:
             Electronic components             $17,003          $20,102           $18,659
             Microwave micro-circuitry           3,394              -                 -
                                               -------          -------           -------
             Consolidated                      $20,397          $20,102           $18,659
                                               =======          =======           =======

    Income before provision for income taxes:
      Operating income:
             Electronic components             $   241          $   310           $ 1,995
             Microwave micro-circuitry             256              -                 -
             Interest and other (expense)
               income, net                        (220)             110               162
                                               -------          -------            ------
             Consolidated                      $   277          $   420            $2,157
                                               =======          =======            ======

      Identifiable assets:
             Electronic components             $14,939          $15,062           $13,040
             Microwave micro-circuitry           4,794              -                 -
             Corporate                           1,108            1,853             2,415
                                               -------          -------           -------
             Consolidated                      $20,841          $16,915           $15,455
                                               =======          =======           =======

      Depreciation and amortization:
             Electronic components             $ 1,331          $ 1,103           $   954
             Microwave micro-circuitry             305              -                 -
                                               -------          -------           -------
             Consolidated                      $ 1,636          $ 1,103           $   954
                                               =======          =======           =======
      Capital expenditures:
             Electronic components             $ 2,166          $ 3,126           $ 1,800
             Microwave micro-circuitry             297              -                 -
                                               -------          -------           -------
             Consolidated                      $ 2,463          $ 3,126           $ 1,800
                                               =======          =======           =======
      Geographic areas:
             Sales to unaffiliated customers:
             North America                     $17,060          $17,008           $15,925
             Europe                              1,792            2,134             1,291
             Far East                            1,527              914             1,408
             Other                                  18               46                35
                                               -------          -------           -------
             Consolidated                      $20,397          $20,102           $18,659
                                               =======          =======           =======


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

     The Company's customers are primarily major industrial corporations that integrate the Company's products into a wide variety of defense and commercial systems. The Company's customers include Raytheon, Boeing, Northrop Grumman, Lockheed Martin, Harris Corp., Litton Industries, Hughes Aircraft, TRW, Southwest Research and Motorola. Sales to any one foreign geographic area did not exceed 10% of net sales for 1999, 1998 or 1997. Sales to Hughes Aircraft in 1999 and 1998 were 10.9% of net sales, sales to Boeing Aircraft were 10.4% in 1999 and sales to Lockheed Martin in 1998, 1997 and 1996 amounted to 10.0%, 13.4% and 10.8% of net sales, respectively.

     Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and 48.6% of its receivables at January 1, 2000 were from five customers. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations performed by the Company.


12. Net income per common share

     The following table summarizes the calculation of basic and diluted net income per common share for 1999, 1998 and 1997:

                                                                                   1999            1998          1997
                                                                                ----------------------------------------
Numerator:
Net income available to common shareholders ................................     $ 242,255    $  340,300      $1,402,409
------------------------------------------------------------------------------------------------------------------------
Denominator:
Weighted average shares outstanding for basic net income per share .........     1,746,968     1,766,120       1,693,363
Effect of dilutive securities - stock options                                       18,863        39,092          86,810
------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding for diluted net income per share .......     1,765,831     1,805,212       1,780,173
------------------------------------------------------------------------------------------------------------------------
Net income per share - basic ...............................................          $.14          $.19            $.83
Net income per share - diluted .............................................          $.14          $.19            $.79
------------------------------------------------------------------------------------------------------------------------


     At January 1, 2000, there were 344,201 stock options outstanding excluded from the calculation of dilutive securities because the exercise prices of the options were greater than the average market value of the common shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998


13. Commitments and contingencies

Lease commitments:

     The Company leases real estate and equipment under operating leases expiring at various dates through February 2006. The leases include provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, maintenance and repairs.

     Total rental expense charged to operations amounted to $198,000 in 1999, $120,000 in 1998 and $54,000 in 1997. Future minimum lease payments under noncancellable operating leases with an initial term exceeding one year are as follows:

         2000 .....................................  $220,000
         2001 .....................................   224,000
         2002 .....................................   230,000
         2003 .....................................   108,000
         2004 .....................................   108,000
         Thereafter ...............................   126,000


     Capital leases included in property, plant and equipment at January 1, 2000 are as follows:

Machinery and equipment ...........................  $192,000
Less accumulated depreciation .....................    54,000
                                                     --------
Total .............................................  $138,000
                                                     ========

     Future minimum lease payments under capital leases and the present value of such payments as of January 1, 2000 is as follows:

         2000 .....................................  $ 89,000
         2001 .....................................    89,000
         2002 .....................................    89,000
         2003 .....................................    71,000
                                                     --------
         Total minimum lease payments .............   338,000
         Less amount representing interest ........    39,000
                                                     --------
         Present value of total minimum
           lease payments .........................  $299,000
                                                     ========

Purchase obligations:

     The Company has issued purchase order commitments to processing equipment-manufacturing vendors for approximately $700,000 for capital equipment and building improvements. The Company anticipates that the equipment will be purchased and become operational during fiscal 2000.

     The Company is contemplating the purchase of the FMI facility, consisting of approximately 20,000 square feet and 1.7 acres it currently occupies under a long-term lease agreement, for approximately $1,200,000 from the present lessors. The Company is in the process of negotiating terms and conditions with the property owners and is investigating financing alternatives. It is anticipated that the purchase of the facility would close during the second quarter of fiscal year 2000. Upon acquiring the facility, the Company intends to expand the facility by approximately 12,500 square feet and make certain other improvements for approximately $600,000, and that such building addition should be available for use during the latter part of fiscal year 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

13. Commitments and contingencies (continued)

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

     In connection with the acquisition of FMI, a subsidiary of the Company entered into employment agreements with the President and with the Chief Executive Officer that provides each of the executive officers with a minimum annual salary of $130,000 Canadian. The initial terms of the agreements end on February 25, 2002 and automatically renew for successive twelve-month periods thereafter unless terminated pursuant to the terms of the agreements. In addition, the President of FMI can elect to receive either a bonus of 10% of compensation or a grant of immediately exercisable stock options determined pursuant to the terms of the agreement.

     The Company is party to a retirement agreement with its former Vice Chairman and Chief Technology Officer which became effective on December 31, 1998. Pursuant to the retirement agreement, such former officer who received an initial payment of $151,700 in 1998 and a payment of $185,500 in January 1999, received a final payment of $185,500 in January 2000. In addition, the agreement provides for the continuation of certain ongoing benefits, including health benefits until December 2009.

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

     In connection with the consulting and retirement agreements described above, the Company recognized expense of approximately $37,000 in 1999, $288,000 in 1998 and $239,000 in 1997. The Company accrues the present value of the estimated future payments over the periods of the projected term of each of the respective agreements. The minimum benefits payable in 2000 are estimated to be $249,000 and the present value of the estimated future consulting and retirement benefits payable beyond 2000 and accrued as of January 1, 2000 is approximately $235,000.

Litigation:

     The Company is a party to lawsuits, both as a plaintiff and as a defendant, arising from the normal course of business. It is the opinion of management, that the disposition of these various lawsuits will not have a material adverse effect to the consolidated financial position or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended January 1, 2000, January 2, 1999 and January 3, 1998

14. Restructuring and related charges

     Because of the weakness in orders for its products, the Company announced a reduction of its workforce and offered early retirement packages to certain employees during the fourth quarter of 1998. The restructuring charge for 1998 was $510,000, and charges net of tax benefits of $327,000 or $.18 per share, as a result of the reduction in workforce and voluntary early retirements affecting fourteen persons. During 1999 all termination benefits pursuant to the restructuring plan were paid.

15. Transactions with management and loan to shareholder

     On May 4, 1998, the Company sold 20,000 (22,000 after giving effect to the Company's 10% stock dividend) shares of Common Stock from its treasury to Mason
N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $12.75 per share (the approximate average closing price of the Company's Common Stock during the first quarter of 1998). The Company extended Mr. Carter a loan of $255,000 in connection with the purchase of these shares and amended a prior loan to Mr. Carter of $105,000. A new promissory note for a total of $360,000, due May 4, 2003, was executed by Mr. Carter in favor of the Company. Payment of the loan is secured by a pledge of the 33,000 shares of Common Stock purchased by Mr. Carter with the proceeds of the loans. The Company recorded compensation expense of $52,000 which was charged to operations over the one-year period commencing on the date of the transaction, as Mr. Carter performed services throughout this time period. The sale of these shares of Common Stock was exempt from registration under the Securities Act of 1933, as amended, as a transaction not involving a public offering under Section 4(2) of Act.

16. Shareholder Rights Plan

     On March 5, 1999, the Board of Directors of the Company approved a shareholder rights plan and declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable on March 19, 1999 (the "Record Date") to shareholders of record as of the close of business on that date. Each Right will entitle the holder to purchase from the Company, upon the occurrence of certain events, one share of Common Stock for $25.00.

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

END OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

QUARTERLY FINANCIAL INFORMATION

     Summarized quarterly unaudited financial data reported for 1999 and 1998 follows:

1999                                        April 3         July 3         October 2        January 1
                                          -------------------------------------------------------------
Net sales .............................   $4,738,531      $5,125,245      $5,328,250       $5,205,005
Gross profit ..........................    2,311,791       2,399,094       2,633,768        2,435,974
Net income (loss) .....................      212,966          81,919         109,708         (162,338)
-------------------------------------------------------------------------------------------------------
Net income per (loss) share - basic ...         $.12            $.05            $.06            $(.09)
Net income per (loss) share - diluted..         $.12            $.05            $.06            $(.09)
-------------------------------------------------------------------------------------------------------

1998                                        April 4         July 4         October 3        January 2
                                          -------------------------------------------------------------
Net sales .............................   $5,792,607      $5,573,659      $5,120,946       $3,614,623
Gross profit ..........................    2,574,755       2,541,932       2,268,970        1,168,649
Net income (loss) .....................      427,546         408,842         247,803         (743,891)
-------------------------------------------------------------------------------------------------------
Net income per (loss) share - basic ...         $.25            $.23            $.14            $(.42)(A)
Net income per (loss) share - diluted..         $.24            $.22            $.14            $(.42)(A)
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

(A) Reflects the effects of a restructuring charge of $510,000 (see Note 14) which reduced net income by $327,000 or $.18 per share for the fourth quarter and fiscal 1998.

QUARTERLY COMMON STOCK DATA

                                        1999                               1998
                          ----------------------------------------------------------------------

Quarter                    1st      2nd     3rd       4th      1st      2nd      3rd     4th
Market price per share:   ----------------------------------------------------------------------
         High .......      $7     $8 3/4   $10 1/4   $8 1/4    $9 3/4  $15 7/8  $13 15/16 $9 7/8

         Low ........       4 5/8    5       5 1/4    5 3/8     9 3/16  13        7 7/8    6 3/8
                          ----------------------------------------------------------------------

     The common stock of the Company is listed on the American Stock Exchange and trades under the symbol MRM.

     The market price per share information is provided with regard to the high and low bid prices of the common stock of the Company during the periods indicated.