Form 10KSB, Exhibit 13
period 2000-12-30
MERRIMAC INDUSTRIES INC
filed 2001-03-30
CIK 706864

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

2000 compared to 1999

     Consolidated results of operations for 2000 reflect an increase in net sales of $2,639,000 or 12.9% to $23,036,000 and a decrease in operating income of $54,000 or 10.8% to $444,000 after a first quarter personnel restructuring charge of $315,000, compared to operating income of $498,000 for the prior year. Net income of $315,000 was recorded for 2000, after the net effects of the personnel restructuring charge of $189,000, compared to net income of $242,000 reported for the prior year. Diluted net income per share for 2000 was $.14, reflecting the restructuring charge of $.08 per diluted share. For the prior year, diluted net income per share of $.14 was also reported.

     The increase in consolidated net sales of $2,639,000 for 2000 was primarily attributable to an increase of $2,524,000 in net sales of microwave micro-circuitry products from $3,394,000 in 1999 to $5,918,000 from the Company's subsidiary Filtran Microcircuits Inc. ("FMI"), from the date of its acquisition on February 25, 1999. An increase in shipments of electronic components of $115,000 also contributed to the increase.

     Orders of $27,558,000 were received for 2000, which included $7,045,000 for FMI, an increase of $8,094,000 or 41.6% compared to $19,464,000 in orders received for 1999. Backlog increased by $4,522,000 or 73.9% to $10,640,000 at year-end 2000 compared to $6,118,000 at year-end 1999. Customer requests for design work are currently under development utilizing the Company's proprietary Multi-Mix(R) Microtechnology. The Company believes that its satellite and defense customers will continue to increase their orders during fiscal 2001, and the Company anticipates orders for its new Multi-Mix(R) Microtechnology products, for which a significant capital investment has been made and substantial research and development costs have been incurred. However, an extended delay or reduction in new orders for the new Multi-Mix(R) Microtechnology products could have a material adverse financial impact on future sales and earnings.

     Cost of sales increased $1,234,000 or 11.6%, and as a percentage of net sales decreased 0.6% to 51.4%. Cost reductions were achieved from manufacturing efficiencies attributable to a reduction in direct labor and manufacturing overhead costs, related in part to the transfer of further production to the Costa Rica manufacturing facility, and other manufacturing cost improvements resulting from the first quarter 2000 personnel restructuring. Depreciation expense included in cost of sales was $1,504,000, an increase of $261,000, of which $223,000 was associated with Multi-Mix(R) Microtechnology capital assets. The increase in depreciation expense was a result of higher capital equipment purchases in the current and prior years.

     Gross profit for the electronic components segment of $8,302,000 was 48.5% of segment net sales of $17,118,000 in 2000 compared to $8,319,000, which was 48.9% of segment net sales of $17,003,000 in the prior year. Gross profit for the microwave micro-circuitry segment was $2,884,000 or 48.7% of segment net sales of $5,918,000 compared to $1,462,000 or 43.0% of the 1999 period's segment net sales of $3,394,000.

     Selling, general and administrative expenses of $8,402,000 increased $1,346,000 or 19.1%, and when expressed as a percentage of net sales, increased 1.9% to 36.5%. This increase included $451,000 from FMI to $1,082,000 compared to $631,000 in 1999 from the date of FMI's acquisition. Other increases resulted from higher sales commission expenses, selling and marketing expenses in connection with the Company's new Multi-Mix(R) Microtechnology product line, and incentive compensation and profit sharing payments of $280,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     Amortization expense of $154,000 is attributable to goodwill of approximately $3,100,000 arising from the acquisition of FMI, which is being amortized on a straight-line basis over a life of twenty years, compared to last year's short post-acquisition period amortization expense of $132,000.

     Research and development expenses for new products were $1,871,000 in 2000, and decreased $225,000 or 10.7% compared to the prior year. Except for $292,000 of expenses at FMI, which declined by $151,000 from the previous year, substantially all of the research and development expenses in 2000 were for Multi-Mix(R) Microtechnology products. The Company anticipates spending similar amounts for product development in fiscal year 2001.

     The restructuring charge of $315,000 relates to severance and certain other costs incurred for the termination of fifteen persons during the first quarter of fiscal 2000, of which $296,000 was related to the electronic components segment and $19,000 was related to the microwave micro-circuitry segment. The operating loss after the restructuring charge for the electronic components segment was $893,000 compared to operating income of $242,000 or 1.4% of segment net sales in the prior year. Operating income after the restructuring charge for the microwave micro-circuitry segment was $1,337,000 or 22.6% of segment net sales compared to operating income of $256,000 or 7.6% in the prior year.

     Interest expense, net was $59,000 for 2000 compared to $220,000 for the prior year and was principally incurred on borrowings under a term loan and revolving credit facility in connection with the acquisition of FMI during the first quarter of 1999. The decrease in 2000 was primarily due to offsetting interest income that arose from proceeds related to the issuance of common stock.

     The provision for income taxes was $70,000 for 2000 with an effective tax rate of 18.2% compared to $35,000 for 1999 with an effective tax rate of 12.6%. The principal adjustments to the statutory Federal income tax rate of 34% for 2000 relate to $117,000 in tax credits associated with research and development expenditures and foreign sales corporation tax benefits of $21,000, partially offset by a $52,000 cost due to non-deductible amortization of goodwill.

1999 compared to 1998

     Results of operations for 1999 reflect an increase in net sales of $295,000 to $20,397,000 and an increase in operating income of $188,000 to $498,000, although a restructuring charge of $510,000 was reported in 1998 that reduced 1998 operating income to $310,000. Net income of $242,000 for 1999 decreased 29% compared to net income of $340,000 for 1998, after the 1998 restructuring charge net of tax of $327,000. Diluted net income per share of $.14 decreased 26% compared to diluted net income per share of $.19, after the 1998 restructuring charge of $.18 per share.

     The increase in net sales was attributable to the inclusion of $3.4 million of net sales of microwave micro-circuitry products from FMI, which was acquired on February 25, 1999, partly offset by reduced electronic components shipments of $3.1 million, resulting from a smaller firm order backlog that existed as of the beginning of 1999, and a reduction in orders, resulting from decreased demand for the Company's core products which occurred during 1999.

     Orders of $19,464,000 were received for 1999, which included $2,900,000 in new orders for FMI, an increase of $2,952,000 or 17.9% compared to $16,512,000 in orders received for 1998. Compared to year-end 1998, backlog decreased $50,000 to $6,118,000.

     Cost of sales decreased $931,000 or 8.1%. Cost of sales as a percentage of net sales decreased 5.5% to 52.0% for 1999. The decrease in cost of sales was achieved from manufacturing efficiencies, reduction in labor expense, and a favorable sales product mix. These decreases were primarily attributable to a reduction in direct labor and manufacturing overhead costs partly related to efficiency improvements resulting from 1998's fourth quarter restructuring. Depreciation expense included in cost of sales was $1,243,000, an increase of $303,000 that resulted from higher capital equipment purchases in the current and prior years, of which $63,000 was associated with Multi-Mix(R) Microtechnology capital assets, and $117,000 was due to the acquisition of FMI.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     Gross profit for the electronics components segment of $8,319,000 was 48.9% of segment net sales of $17,003,000 in 1999 compared to $8,554,000, which was 42.6% of segment net sales of $20,102,000 in 1998. Although the percentage of gross profit margin improved 6.3 percentage-points, the gross profit amount decreased $235,000 or 2.7% as a result of the sales decline. Gross profit for the FMI microwave micro-circuitry segment, which was acquired on February 25, 1999, was $1,462,000 or 43.0% of segment net sales of $3,394,000 in 1999.

     Selling, general and administrative expenses of $7,056,000 in 1999 increased $375,000 or 5.6%, and when expressed as a percentage of net sales, increased 1.4% to 34.6% for the year. Increases in these expenses during 1999 were related to new product samples activity, and higher selling and marketing expenses in connection with the Company's new Multi-Mix(R) Microtechnology product line, and the inclusion of expenses from recently acquired FMI. Also, the increases in selling, general and administrative expenses arose from higher depreciation expense of $69,000, and were partially offset by a reduction in compensation costs as a result of the 1998 restructuring.

     Amortization   expense  of   $132,000  is   attributable   to  goodwill  of
approximately $3,100,000 arising from the acquisition of FMI, which is being amortized on a straight-line basis over a life of twenty years.

     Research and development expenses for new products, primarily the Multi-Mix(R) Microtechnology, and the inclusion of $443,000 in development expenses from FMI, were $2,096,000 for 1999, an increase of $1,043,000 or 99% compared to 1998.

     Operating income for the electronics components segment was $242,000 in 1999 or 1.4% of segment net sales compared to $310,000 or 1.5% of net sales in 1998, which was after the restructuring charge of $510,000 in 1998. Operating income for the FMI microwave micro-circuitry segment was $256,000 or 7.6% of segment net sales.

     Interest expense, net was $221,000 for 1999 and was principally incurred on borrowings of $2,500,000 for capital expenditures under a term loan facility, and borrowings of $2,000,000 under a revolving credit facility in connection with the acquisition of FMI during the first quarter of 1999, which was partially offset by interest income. During 1998, the Company earned interest income of $110,000 on its invested cash balances.

     The provision for income taxes was $35,000 for 1999 with an effective tax rate of 12.6% compared to $80,000 for 1998 with an effective tax rate of 19.0%. The principal adjustments to the statutory Federal income tax rate of 34% for 1999 relate to $91,000 in tax credits associated with research and development expenditures and foreign sales corporation tax benefits of $43,000, partially offset by a $45,000 cost due to non-deductible amortization of goodwill.

Liquidity and Capital Resources

     The Company had liquid resources comprised of cash and cash equivalents totaling approximately $3,400,000 at the end of 2000 compared to approximately $1,100,000 at the end of 1999. The Company's working capital was approximately $9,400,000 and its current ratio was 3.0 at the end of 2000 compared to $4,200,000 and 1.8, respectively, at the end of 1999. Current liabilities at year-end 1999 included $2,000,000 of indebtedness under a revolving credit facility, which the Company repaid on April 7, 2000 from the proceeds of a private placement of common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The Company's operating activities provided cash flows of $1,690,000 in 2000 compared to $2,115,000 in 1999. The primary reasons for the reduction in operating cash flows are due to increases in accounts receivable, inventories, which includes $660,000 associated with Multi-Mix(R) Microtechnology, current and other long-term assets, and deferred compensation payments, offset by the increase in net income, increases in accounts and income taxes payable, accrued liabilities, and higher depreciation and amortization charges. The Company made net investments in property, plant and equipment of $3,986,000 in 2000 compared to $2,463,000 in 1999. These capital expenditures are related to new production and test equipment capabilities in connection with the introduction of new products and enhancements to existing products. The depreciated cost of capital equipment associated with Multi-Mix(R) Microtechnology was $4,004,000 at year-end 2000, an increase of $2,472,000 compared to $1,532,000 at the end of the prior year.

     The Company has a $7,000,000 revolving credit and term loan agreement with Summit Bank (recently acquired by Fleet National Bank) with an interest rate at one-half percent below the bank's floating prime rate. The Company borrowed $2,500,000 for capital expenditures under the term loan facility and $2,000,000 under its revolving credit facility in connection with the acquisition of FMI during the first quarter of 1999. The $2,000,000 outstanding at the end of the prior year under the revolving credit facility was repaid on April 7, 2000. The outstanding term loan balance of $1,667,000 was repaid on October 26, 2000 from the proceeds of a private placement of common stock and warrants. The full amount of $4,500,000 of the revolving credit facility is available for working capital and general corporate purposes.

     Management believes that the $4,500,000 revolving credit facility, which has been extended to June 2001, together with its present liquid resources and cash flows that are expected to be provided by operations, will provide sufficient resources for currently contemplated operations in fiscal year 2001. Management is currently discussing an extension of and an increase in the Company's lines of credit with its bank.

     The Company entered into a stock purchase and exclusivity agreement on April 7, 2000 with Ericsson Microelectronics, A.B. and Ericsson Holding International, B.V. ("EHI") pursuant to which the Company sold to EHI 375,000 shares of Company common stock from its treasury, representing approximately 17.5% of the Company's outstanding common stock after giving effect to the sale, for an aggregate cash purchase price of $3,375,000.

     On October 26, 2000, the Company entered into subscription agreements for Common Stock and warrants with each of three groups of investors: (i) investors led by Adam Smith Investment Partners, L.P. and certain of its affiliates (the "Adam Smith Investors"), (ii) EHI, and (iii) three members of the board of directors of the Company (the "Director Investors"). Pursuant to the subscription agreements, the Company sold to the investors units at a price of $12.80 per unit, each unit consisting of one share of common stock of the Company and one three-year warrant to purchase one additional share of common stock of the Company with an exercise price of $21.25 ("Units"). Pursuant to the subscription agreements, the Adam Smith Investors purchased 240,000 Units, EHI purchased 100,000 Units and the Director Investors purchased 20,000 Units for an aggregate cash purchase price of $4,608,000. The common stock portion represented approximately 14% of the outstanding stock of the Company after giving effect to the sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The Company's capital expenditures for new projects and production equipment has exceeded its depreciation and amortization expenses in fiscal 2000 by approximately $2,100,000, and it is anticipated that it will exceed its depreciation and amortization expenses in fiscal 2001. The Company has issued purchase order commitments to processing equipment vendors for approximately $2,000,000 for capital equipment and $700,000 to a general contractor for the initial stage of a 19,200 square-foot building addition to its West Caldwell, New Jersey manufacturing facility, which is projected to cost approximately $4,300,000, including improvements to the existing facility. The Company anticipates that such equipment will be purchased and become operational and the building expansion and improvements will be completed during fiscal 2001.

     Effective January 2001, the Company has modified its existing lease, and entered into a resource sharing arrangement with a previous customer, for its Costa Rica manufacturing facility, reducing the size to approximately 8,200 square-feet and extending the lease to December 2004.

     In February 2001, the Company entered into a new five-year lease in Costa Rica for approximately 36,200 square-feet for a new Multi-Mix(R) Microtechnology manufacturing facility.

     The Company has been authorized by its Board of Directors to repurchase up to 110,000 shares of its common stock, from time to time, depending on market conditions. During 1999, the Company repurchased 56,000 shares of common stock at a cost of $346,000. No shares were repurchased during fiscal 2000 and 12,000 shares were repurchased prior to 1999. The Company is authorized to repurchase up to 42,000 additional shares under the program.

     Periodically, the Company explores the possibility of acquiring similar manufacturers of electronic devices or companies in related fields. Management believes that any such acquisitions and business operation expansion could be financed through its liquid and capital resources currently available as previously discussed and/or through additional borrowing or issuance of equity or debt securities. The additional debt from any acquisitions, if consummated, would increase the Company's debt-to-equity ratio and such debt or equity securities might, at least in the near term, have a dilutive effect on net income per share. In February 1999, the Company acquired Filtran Microcircuits Inc. See Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

     In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defers implementation of SFAS No. 133 to fiscal years beginning after June 15, 2000. SFAS No. 133 establishes new accounting and reporting standards and requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded as assets or liabilities in the balance sheet measured at fair value. SFAS No. 133 requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not expect the adoption of these statements in January 2001 to have a material impact on the Company's financial position, results of operations or cash flows.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements," which provides additional guidance on revenue recognition as well as criterion when revenue is generally realized and earned. The Company's financial statements reflect the accounting guidance in SAB 101 for all periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

     This Annual Report on Form 10-KSB contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; the risk that the Company will not be able to continue to raise sufficient capital to expand its operations as currently contemplated by its business strategy; risks relating to governmental regulatory actions in communications and defense programs; risks associated with demand for and market acceptance of existing and newly developed products; and inventory risks due to technological innovation and product obsolescence, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Merrimac Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Merrimac Industries, Inc. and Subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Industries, Inc. and Subsidiaries as of December 30, 2000 and January 1, 2000, and the results of their operations and cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States.



                                                       /s/ ARTHUR ANDERSEN LLP
                                                       -----------------------
                                                           ARTHUR ANDERSEN LLP






Roseland, New Jersey
March 1, 2001

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

                                                                   2000             1999            1998
                                                               -----------      -----------      -----------
OPERATIONS
Net sales .................................................    $23,035,682      $20,397,031      $20,101,835
                                                               -----------      -----------      -----------
Costs and expenses:
   Cost of sales ..........................................     11,849,929       10,616,404       11,547,529
   Selling, general and administrative ....................      8,401,571        7,055,785        6,680,968
   Research and development ...............................      1,870,745        2,095,498        1,052,812
   Amortization of goodwill ...............................        154,216          131,718              -
   Restructuring charge ...................................        315,000              -            510,311
                                                               -----------      -----------      -----------

                                                                22,591,461       19,899,405       19,791,620
                                                               -----------      -----------      -----------
Operating income ..........................................        444,221          497,626          310,215
Interest and other expense (income), net ..................         59,165          220,371         (110,085)
                                                               -----------      -----------      -----------
Income before income taxes ................................        385,056          277,255          420,300
Provision for income taxes ................................         70,000           35,000           80,000
                                                               -----------      -----------      -----------

Net income ................................................    $   315,056      $   242,255      $   340,300
                                                               ===========      ===========      ===========


Net income per common share-basic .........................           $.15             $.14             $.19
Net income per common share-diluted .......................           $.14             $.14             $.19
                                                               -----------      -----------      -----------
Weighted average number of shares outstanding-basic........      2,134,542        1,746,968        1,766,120
Weighted average number of shares outstanding-diluted......      2,309,807        1,765,831        1,805,212
                                                               -----------      -----------      -----------
COMPREHENSIVE INCOME

Net income.................................................    $   315,056      $   242,255      $   340,300
Comprehensive income (loss):
  Foreign currency translation adjustment..................       (193,564)         142,589              -
                                                               -----------      -----------      -----------
Comprehensive income.......................................    $   121,492      $   384,844      $   340,300
                                                               ===========      ===========      ===========

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

December 30, 2000 and January 1, 2000

                                                                                    2000           1999
                                                                                -----------     -----------
Assets
Current assets:
   Cash and cash equivalents ...............................................    $ 3,425,390     $ 1,108,141
   Accounts receivable, net.................................................      5,617,085       3,774,796
   Income tax refunds receivable............................................         42,924         427,330
   Inventories..............................................................      3,627,535       2,913,423
   Other current assets ....................................................        384,224         386,507
   Deferred tax assets .....................................................        871,000         744,000
                                                                                -----------     -----------
                  Total current assets .....................................     13,968,158       9,354,197
                                                                                -----------     -----------
Property, plant and equipment, at cost .....................................     22,789,788      19,213,264
   Less accumulated depreciation and amortization .. .......................     12,770,791      11,337,477
                                                                                -----------     -----------
Property, plant and equipment, net..........................................     10,018,997       7,875,787

Other assets ...............................................................        752,381         563,507
Goodwill, net of accumulated amortization of $285,934 and $131,718..........      2,774,248       3,047,623
                                                                                -----------     -----------
                  Total Assets .............................................    $27,513,784     $20,841,114
                                                                                ===========     ===========
Liabilities and Shareholders' Equity

Current liabilities:
   Current portion of long-term debt .......................................    $   119,932     $ 2,627,267
   Accounts payable ........................................................      2,838,198       1,164,584
   Accrued liabilities .....................................................      1,432,128       1,311,791
   Income taxes payable.....................................................        173,000             -
                                                                                -----------     -----------
                  Total current liabilities ................................      4,563,258       5,103,642

Long-term debt, net of current portion .....................................        402,828       1,769,447
Deferred compensation ......................................................        185,406         234,734
Deferred tax liabilities ...................................................        458,000         232,000
                                                                                -----------     -----------
                  Total liabilities ........................................      5,609,492       7,339,823
                                                                                -----------     -----------

Commitments and contingencies

Shareholders' equity:
   Common stock, par value $.50 per share;
      5,000,000 shares authorized; 2,805,373 and 2,698,309 shares issued ...      1,402,686       1,349,154
   Common stock warrants....................................................        837,200             -
   Additional paid-in capital ..............................................     12,608,146      11,256,532
   Retained earnings .......................................................      9,507,366       9,192,310
   Accumulated comprehensive income (loss)..................................        (50,975)        142,589
                                                                                -----------     -----------
                                                                                 24,304,423      21,940,585

   Less treasury stock, at cost - 208,904 and 958,904 shares................     (1,760,131)     (8,079,294)
   Less loan to officer-shareholder ........................................       (640,000)       (360,000)
                                                                                -----------     -----------
                  Total shareholders' equity ...............................     21,904,292      13,501,291
                                                                                -----------     -----------
                  Total Liabilities and Shareholders' Equity ...............    $27,513,784     $20,841,114
                                                                                ===========     ===========

See accompanying notes.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

                                                    Common     Additional              Accumulated                        Loan to
                                 Common Stock        Stock       Paid-in    Retained  Comprehensive   Treasury  Stock     Officer-
                              Shares     Amount    Warrants(A)  Capital(B)  Earnings   Income(Loss)   Shares   Amount    Shareholder
                             -------------------------------------------------------------------------------------------------------
                             -------------------------------------------------------------------------------------------------------
Balance, January 3, 1998     2,651,131  $1,325,566  $    -    $ 9,709,244  $10,995,086   $   -      1,074,839  $9,227,065   $105,000
                             -------------------------------------------------------------------------------------------------------
Net income..................                                                   340,300
Exercise of options.........    39,274      19,637                326,811
Tax benefit-stock options*..                                       40,122
Issuance of stock options**.                                       53,100
Cash dividends..............                                                    (1,009)
Stock dividend..............                                    1,008,288   (2,384,322)              (160,290) (1,376,026)
Purchase of common stock....                                                                            8,000      54,525
Sale of common stock........                                       83,308                             (20,000)   (171,692)
Loan to officer-shareholder.                                                                                                 255,000
                             -------------------------------------------------------------------------------------------------------
Balance, January 2, 1999.... 2,690,405   1,345,203       -     11,220,873    8,950,055       -        902,549   7,733,872    360,000
                             -------------------------------------------------------------------------------------------------------
Net income..................                                                   242,255
Exercise of options.........     7,904       3,951                 35,659
Purchase of common stock....                                                                           56,355     345,422
Foreign currency translation                                                             142,589
                             -------------------------------------------------------------------------------------------------------
Balance, January 1, 2000.... 2,698,309   1,349,154       -     11,256,532    9,192,310   142,589      958,904   8,079,294    360,000
                             -------------------------------------------------------------------------------------------------------
Net income..................                                                   315,056
Exercise of options.........   107,064      53,532                893,369
Sale of common stock........                                      458,245                            (750,000) (6,319,163)
Sale of common stock warrants                        837,200
Loan to officer-shareholder.                                                                                                 280,000
Foreign currency translation                                                            (193,564)
                             -------------------------------------------------------------------------------------------------------
Balance, December 30, 2000   2,805,373  $1,402,686  $837,200  $12,608,146  $ 9,507,366  $(50,975)     208,904  $1,760,131   $640,000
                             =======================================================================================================


(A) Common stock warrants for 360,000 shares of common stock are exercisable at $21.25 per share and expire October 26, 2003.

(B) Tax benefits associated with the exercise of employee stock options are recorded to additional paid-in capital when such benefits are realized.

* Tax benefit resulting from exercise of stock options and subsequent disposition of stock.

** Compensation expense, net of tax effect, from issuance of stock options at a discount from fair market value.


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

                                                                   2000             1999            1998
                                                               -----------      -----------      -----------
Cash flows from operating activities:
    Net income ............................................    $   315,056      $   242,255      $   340,300
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization .....................      1,842,679        1,503,752        1,103,142
        Amortization of goodwill ..........................        154,216          131,718              -
        Deferred compensation .............................         13,219           37,084          287,622
        Deferred income taxes .............................        330,000          330,000           88,000
        Stock-based compensation expense ..................            -                -             87,400
        Changes in operating assets and liabilities
         net of acquisition in 1999:
          Income tax refunds receivable....................        351,622           (7,686)        (413,018)
          Accounts receivable .............................     (1,842,289)         695,392         (663,844)
          Inventories .....................................       (714,112)         391,911        1,407,313
          Other current assets ............................         35,068           65,053         (209,703)
          Deferred tax assets .............................       (231,000)           3,000           25,313
          Other assets ....................................       (188,874)        (206,977)        (205,736)
          Accounts payable ................................      1,673,614         (497,055)         337,505
          Accrued liabilities .............................        319,860         (297,103)         154,748
          Income taxes payable ............................        173,000          (15,114)         (45,825)
          Deferred compensation ...........................       (262,071)        (261,272)         (52,500)
          Loan to officer-shareholder......................       (280,000)             -                -
                                                               -----------      -----------      -----------
Net cash provided by operating activities .................      1,689,988        2,114,958        2,240,717
                                                               -----------      -----------      -----------
Cash flows from investing activities:
  Cash acquired with acquisition...........................            -            203,323              -
  Acquisition of business .................................            -         (4,700,402)             -
  Purchases of capital assets .............................     (4,018,931)      (2,465,277)      (3,149,336)
  Proceeds from sales of capital assets ...................         33,041            1,683           23,645
                                                               ------------     -----------      -----------
Net cash used in investing activities .....................     (3,985,890)      (6,960,673)      (3,125,691)
                                                               -----------      -----------      -----------
Cash flows from financing activities:
    Debt assumed with acquisition .........................            -            451,126              -
    Borrowing under term loan .............................            -          2,500,000              -
    Borrowing under revolving credit facility .............            -          3,000,000              -
    Borrowing under lease facility.........................        343,500              -                -
    Repayment of borrowings ...............................     (4,217,453)      (1,554,412)             -
    Repurchase of common stock ............................            -           (345,422)         (54,525)
    Proceeds from the issuance of common stock and
      common stock warrants, net...........................      7,614,608              -                -
    Proceeds from the exercise of stock options............        946,901           39,610          378,449
    Payment of dividends ..................................            -                -             (1,009)
                                                               -----------      -----------      -----------
Net cash provided by financing activities .................      4,687,556        4,090,902          322,915
                                                               -----------      -----------      -----------
Effect of exchange rate changes............................        (74,405)          10,288              -
                                                               -----------      -----------      -----------
Net increase (decrease) in cash and cash equivalents ......      2,317,249         (744,525)        (562,059)
Cash and cash equivalents at beginning of year ............      1,108,141        1,852,666        2,414,725
                                                               -----------      -----------      -----------
Cash and cash equivalents at end of year ..................    $ 3,425,390      $ 1,108,141      $ 1,852,666
                                                               ===========      ===========      ===========
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Income taxes .........................................    $    38,000      $   139,000      $   390,000
     Loan interest ........................................    $   223,000      $   279,000              -
                                                               ===========      ===========      ===========

Supplemental disclosure of non-cash investing activity:

     Loan to officer-shareholder ..........................            -                -        $   255,000
                                                               ===========      ===========      ===========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

1. Summary of significant accounting policies

     Principles of consolidation: The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

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

     Investments: The Company follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Available-for-sale securities are carried at quoted market values. Unrealized gains and losses are included as a separate component of shareholders' equity. Realized gains and losses, determined using the specific identification method, are included in income in the period incurred.

     Inventories: Inventories are valued at the lower of average cost or market. Provision is made for potential losses on slow moving and obsolete inventories when identified.

     Foreign currency translation: The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency
Translation". This statement provides that all balance sheet accounts be translated at year-end rates of exchange, except shareholders' equity accounts translated at historical rates. Income and expense accounts are translated at the average of exchange rates in effect during the year. The resulting translation adjustment is reported as a separate component of shareholders'
equity and accumulated comprehensive income. Realized foreign exchange transaction gains and losses, which are not material, are included in income.

     Comprehensive Income: In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS 130")". SFAS 130 defines comprehensive income, which includes items in addition to those reported in the statement of operations, and requires disclosures about the components of comprehensive income. Comprehensive income includes all changes in shareholders' equity during a period except those resulting from investments by or distributions to shareholders. The Company has determined the components of comprehensive income impacting the Company consists primarily of cumulative translation adjustments.

     Reclassifications: Certain prior-year amounts have been reclassified to conform to the current year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

     Depreciation: Depreciation is computed for financial purposes on the straight-line method, while accelerated methods are used, where applicable, for tax purposes. The following estimated useful lives are used for financial income statement purposes:

Land improvements .........................................            10 years
Building ..................................................            25 years
Machinery and equipment ...................................        3 - 10 years
Office equipment, furniture and fixtures...................        5 - 10 years

     Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets included in property, plant and equipment at December 30, 2000 and January 1, 2000 amounted to $7,428,000 and $7,218,000, respectively.

     Long-lived assets: The Company applies Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Under Statement No. 121, impairment losses on long-lived assets are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

     Goodwill: Goodwill represents the excess of cost over the fair value of net assets of an acquired business. The cost is being amortized over a 20 year life using the straight-line method. Goodwill is reviewed for impairment whenever events and changes in circumstances indicate that the carrying amount may not be recoverable.

     Advertising: The Company expenses the cost of advertising and promotion as incurred. Advertising costs charged to operations were $215,000 in 2000, $195,000 in 1999 and $213,000 in 1998.

     Income taxes: The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Tax benefits associated with the exercise of stock options are recorded to additional paid-in capital in the year the tax benefits are realized.

     Savings and Investment Plan: The Company's Savings and Investment Plan is a 401(k) plan (the "Plan") that provides eligible employees with the option to defer and invest up to 16% of their compensation, with 50% of the first 6% of such savings matched by the Company. The Company's contributions to the Plan were $163,000 in 2000, $165,000 in 1999 and $167,000 in 1998. The Board of
Directors may also authorize a discretionary amount to be contributed to the Plan and allocated to eligible employees annually. The amount contributed to the Plan was $45,000 in 2000. No discretionary contribution amounts were authorized for 1999 and 1998.

     Stock-based compensation: Effective December 31, 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which permitted the Company to elect to account for stock-based compensation arising under its stock option and stock subscription plans and key employee incentive plan by using a fair value based method or continuing to measure compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to continue using the intrinsic value method and make the pro forma disclosures required by Statement No. 123 of net income and net income per share as if the fair value based method of accounting had been applied (see Note 8). Since the Company generally grants options and rights to subscribe to purchase shares at or near the market price of the underlying share on the date of grant, it will not be required to recognize compensation expense as a result of such grants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

     Research  and  development:   Research  and  development   expenditures  of
$1,871,000 in 2000,  $2,096,000 in 1999 and  $1,053,000 in 1998 were expensed as incurred.

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

     The calculation of diluted net income per common share is similar to that of basic net income per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable under stock options, were issued during the reporting period (see Notes 8 and 12).

     Accounting period: The Company's fiscal year is the 52-53 week period ending on the Saturday closest to December 31. The Company has quarterly dates that correspond with the Saturday closest to the last day of each calendar quarter and each quarter consists of 13 weeks in a 52-week year. Every fifth year, the additional week to make a 53-week year (fiscal year 1997 was the latest and fiscal year 2002 will be the next) is added to the fourth quarter, making such quarter consist of 14 weeks.

     Recent Accounting Pronouncements: In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defers implementation of SFAS No. 133 to fiscal years beginning after June 15, 2000. SFAS No. 133 establishes new accounting and reporting standards and requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded as assets or liabilities in the balance sheet measured at fair value. SFAS No. 133 requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Company does not expect the adoption of these statements in January 2001 to have a material impact on the Company's financial position, results of operations or cash flows.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements," which provides additional guidance on revenue recognition as well as criterion when revenue is generally realized and earned. The Company's financial statements reflect the accounting guidance in SAB 101 for all periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

2. Private Placements of Common Stock and Warrants to Purchase Common Stock

     On April 7, 2000, the Company entered into a stock purchase and exclusivity agreement with Ericsson Microelectronics, A.B. ("Ericsson") and Ericsson Holding International, B.V. ("EHI") pursuant to which the Company sold to EHI 375,000 newly issued shares of Company common stock, representing approximately 17.5% of the Company's outstanding common stock after giving effect to the sale, for an aggregate purchase cash price of $3,375,000. The stock purchase and exclusivity agreement also provides that the Company will design, develop and produce exclusively for Ericsson Multi-Mix(R) products that incorporate active RF power transistors for use in wireless base station applications, television transmitters and certain other applications that are intended for Bluetooth transceivers and that the Company will generally be the priority supplier for such products. Accordingly, Ericsson will receive first priority on all Multi-Mix(R) resources of the Company and will have priority access to Filtran Microcircuit Inc. proprietary technology and manufacturing capabilities.

     In connection with EHI's purchase of the Company's common stock, the Company and EHI also entered into a registration rights agreement which provides EHI with two demand registrations at any time following April 7, 2002.

     On October 26, 2000, the Company entered into subscription agreements for common stock and warrants with each of three groups of investors: (i)investors led by Adam Smith Investment Partners, L.P. and certain of its affiliates (the "Adam Smith Investors"), (ii) EHI, and (iii) three members of the board of directors of the Company (the "Director Investors"). Pursuant to the subscription agreements, the Company sold to the investors units at a price of $12.80 per unit, each unit consisting of one share of common stock of the Company and one three-year warrant to purchase one additional share of common stock of the Company with an exercise price of $21.25 ("Units"). Pursuant to the subscription agreements, the Adam Smith Investors purchased 240,000 Units, EHI purchased 100,000 Units and the Director Investors purchased 20,000 Units for an aggregate cash purchase price of $4,608,000. The common stock portion represented approximately 14% of the outstanding stock of the Company after giving effect to the sales.

     The warrants were valued using the  Black-Scholes  option  valuation  model with a resulting allocation of the aggregate proceeds from the Units attributable to the warrants of $837,200, net of issue costs. The following assumptions were utilized to value the warrants: price per share of common stock of $15.25; expected life of three years; expected volatility of 40%; a risk free interest rate of 6%; an expected yield of 0.0%; and a liquidity discount of 33%.

     In connection with the purchase by EHI and the Adam Smith Investors of Merrimac common stock and warrants, the Company, EHI and the Adam Smith Investors also entered into registration rights agreements which provide EHI and the Adam Smith Investors each with two demand registrations at any time following October 26, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and January 2, 1999

3. Acquisition of Filtran Microcircuits Inc.

     In February 1999, the Company completed the acquisition of all of the outstanding stock of privately held Filtran Microcircuits Inc. ("FMI") of Ottawa, Ontario, Canada. FMI, which had 1998 sales of approximately $3.2 million, is a manufacturer of microwave micro-circuitry. The purchase price of $4,700,000 which included $203,000 cash and included the assumption of $451,000 existing indebtedness, was financed by utilizing an existing unused credit facility. The acquisition has been accounted for as a purchase, and, accordingly, the purchase price has been allocated to the underlying assets and liabilities based on their estimated fair values at the date of acquisition, with the excess cost of $3,179,000 initially recorded as goodwill which is being amortized over 20 years.

     The unaudited pro forma combined results for the comparative periods presented for 2000, as if FMI had been acquired at the beginning of 1998, are estimated to be as follows:


                                                         1999           1998
                                                      -----------   -----------
  Net sales ......................................    $21,027,000   $23,425,000
  Net income .....................................        201,000        88,000
  Diluted net income per share ...................           $.11          $.05


     The pro forma results are based on various assumptions and are not necessarily indicative of what would have actually occurred had the acquisition and related financing transactions been completed at the beginning of 1998, nor are they necessarily indicative of future consolidated results.

4. Inventories

Inventories consist of the following:

                                                         2000           1999
                                                      -----------    ----------

Finished goods ...................................     $  363,387    $  666,186
Work in process ..................................      1,493,784     1,004,037
Raw materials and
  purchased parts ................................      1,770,364     1,243,200
                                                       ----------    ----------
                                                       $3,627,535    $2,913,423
                                                       ==========    ==========

     Total inventories are net of valuation allowances for obsolescence of $1,018,000 in 2000 and $1,166,000 in 1999. The Company disposed of $300,000 and
$414,000 of obsolete inventories in 2000 and 1999, respectively.

5. Property, plant and equipment

Property, plant and equipment consists of the following:

                                                         2000          1999
                                                      -----------   -----------

Land and land improvements .......................    $   673,220   $   658,776
Building .........................................      2,891,844     2,816,542
Machinery and equipment ..........................     12,395,396     9,643,004
Office equipment,
   furniture and fixtures ........................      6,829,328     6,094,942
                                                      -----------   -----------
                                                      $22,789,788   $19,213,264
                                                      ===========   ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and January 2, 1999

6. Current and long-term debt:

The Company was obligated under the following debt instruments at December 30, 2000 and January 1, 2000:

                                                                     2000          1999
                                                                    -------     ----------
Summit Bank:
Revolving credit facility, interest 1/2% below prime,
due June 2001 (A)................................................    $  -       $2,000,000
Term loan, interest 1/2% below prime, due December 2003(A)......        -        2,041,667

The Bank of Nova Scotia:
Equipment loans, interest prime plus 1% due November 2000(B).....       -           56,042
Capital leases, interest 7.0%, due October 2003..................   211,600        299,005
Capital leases, interest 8.7%, due May 2005......................   311,160            -
                                                                    -------     ----------
                                                                    522,760      4,396,714
Less current portion.............................................   119,932      2,627,267
                                                                   --------     ----------
Long-term portion................................................  $402,828     $1,769,447
                                                                   ========     ==========

     (A) The Company has entered into a $7,000,000 revolving credit and term loan agreement with Summit Bank, with interest at one-half percent below the bank's floating prime rate. Up to $4,500,000 was available at December 30, 2000 for future borrowing needs of the Company for working capital and general corporate purposes. The Company has extended its revolving credit facility due date to June 30, 2001. The full amount outstanding of the revolving credit facility was repaid April 7, 2000. The outstanding term loan balance of $1,667,000 was repaid on October 26, 2000. The term loan was secured by $2,500,000 of tangible personal property.

     The weighted average interest rate on borrowings during 2000 was 8.3% and 7.4% in 1999. The interest rate was 9.0% at the end of 2000 and 7.5% at the end of 1999.

     (B) The weighted average interest rate on equipment loans during 2000 was 8.4% and 7.5% during 1999. The rate at the end of 1999 was 8.0%. There were no borrowings at December 30, 2000. The equipment loans were covered by a general security agreement.

     At December 30, 2000 and January 1, 2000, the fair value of the Company's debt approximates carrying value. The fair value of the Company's long-term debt is estimated based on current interest rates.

     Capital leases included in property, plant and equipment, net, have a depreciated cost of approximately $192,000 at December 30, 2000 and $138,000 at January 1, 2000.

     The payments required under the long-term obligations listed above during the years following December 30, 2000 are set forth below:

                               2001 ................................    119,932
                               2002 ................................    191,230
                               2003 ................................     56,725
                               2004 ................................     61,744
                               2005 ................................     93,129

7. Accrued liabilities

Accrued liabilities consist of the following:
                                                      2000              1999
                                                   ----------        ----------
Commissions ...................................... $  362,623        $  181,720
Vacation .........................................    107,439           103,041
Employee compensation ............................    317,177           145,290
Warranty reserve .................................    150,000           150,000
Deferred compensation ............................     48,980           248,504
Other  ...........................................    445,909           483,236
                                                   ----------        ----------
                                                   $1,432,128        $1,311,791
                                                   ==========        ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999


8. Stock option and stock purchase plans

     Under the Company's 1993 Stock Option Plan, 324,210 shares of common stock were initially reserved for issuance. The 1993 Option Plan provides for issuance of qualified and non-qualified options. The qualified options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. The non-qualified options may be granted to employees at an exercise price determined by the Stock Option Committee of the Board of Directors which may not be less than par value. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of December 30, 2000, options for the purchase of a total of 191,070 shares remained outstanding of which 178,570 are exercisable under the 1993 Option Plan, and options for 23,375 shares were available for future grant.

     The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the closing price on the date the option is granted. Such options are exercisable after the grant or at any time before the fifth anniversary of the grant.

     In 1997, the Company's Shareholders approved a long-term incentive plan ("LTIP") pursuant to which 275,000 shares of the Company's common stock were initially reserved for grant to eligible employees. The LTIP provides for issuance of Incentive Stock Options, Non-qualified Stock Options, Bonus Stock and Discounted Stock Options. Under this plan, the Company may grant to employees who hold positions no more senior than mid-level management, discounted stock options for up to 110,000 shares of common stock, with the option price per share of common stock to be at least greater than or equal to 50% of the fair market value of the common stock on the date of grant. In 1997, discounted stock options for the purchase of 6,900 shares were granted at $14.00, a discount of $3.00 below the fair market value at the date of grant. During 1998, discounted options were granted for the purchase of 10,825 shares at $9.75, a discount of $1.50 below the fair market value at the date of grant and 7,200 shares at $11.75, a discount of $2.88 below fair market value at the date of grant. As of December 30, 2000, options for the purchase of 222,464 shares remain outstanding, of which 128,414 are exercisable under the LTIP.

     In addition, (i) qualified options for the purchase of a total of 660 shares remained outstanding and exercisable under the Company's 1983 Key Employee Stock Option Plan (however, options can no longer be granted under this plan); and (ii) non-qualified options for the purchase of a total of 33,000 shares remained outstanding and exercisable as a result of grants by the Board of Directors in 1996 to non-employee directors at fair market value on the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

8. Stock option and stock purchase plans (continued)

     A summary of all stock option activity and information related to all options outstanding follows:

                                            2000                       1999                        1998
                                    ------------------         -------------------         -------------------
                                    Weighted                   Weighted                    Weighted
                                    average     Shares         average     Shares          average     Shares
                                    exercise   or price        exercise   or price         exercise   or price
                                      price   per share          price   per share           price   per share
                                    -------------------        -------------------         -------------------
Outstanding,
beginning of year ...............      $9.51   500,734           $10.66   392,893            $11.24   289,212
Stock dividend adjustment .......                                                                      36,558
Granted   .......................       7.36    52,950             6.79   158,500             12.71    96,625
Exercised .......................       9.33   (89,164)                                        9.83   (23,800)
Cancelled .......................       8.11   (17,326)            9.93   (50,659)            10.46    (5,702)
                                    -------------------        -------------------         -------------------
Outstanding at end of year.......       9.35   447,194             9.51   500,734             10.66   392,893
                                    -------------------        -------------------         -------------------
Exercisable at end of year.......      $9.63   340,644           $10.24   318,008            $10.40   303,503
                                    -------------------        -------------------         -------------------
Option price range at end of year         $5.00-$15.50               $5.00-$13.64                $5.00-$13.64
                                    -------------------        -------------------         -------------------
Weighted average estimated fair
 value of options granted during
 the year........................                $3.44                      $2.57                       $4.62
                                    -------------------        -------------------         -------------------

     The approximate weighted average of the remaining contractual life of the outstanding options at December 30, 2000 was 6.6 years.

     In 1995, the Company's Shareholders approved a stock purchase plan pursuant to which 215,942 shares of the Company's common stock were initially reserved for sale to eligible employees. Under this plan, the Company may grant employees the right to subscribe to purchase shares of common stock from the Company at 85% of the market value on specified dates and pay for the shares through payroll deductions over a period of up to 27 months.

A summary of stock purchase plan subscription activity is as follows:

                                            2000                       1999                        1998
                                    -------------------        -------------------         -------------------
                                    Weighted                   Weighted                    Weighted
                                    average     Shares         average    Shares           average     Shares
                                    exercise   or price        exercise   or price         exercise   or price
                                      price   per share          price   per share           price   per share
                                    -------------------        -------------------         -------------------
Subscribed,
 beginning of year ..............      $6.14    50,392           $10.35    11,806             $9.93    16,056
Subscribed ......................                                  5.95    53,969             11.03    16,308
Stock dividend adjustment........                                                                       2,626
Purchased .......................       6.47   (17,900)            4.82    (7,904)             7.62   (15,474)
Cancelled .......................       5.95    (3,626)            7.02    (7,479)             9.84    (7,710)
                                    -------------------        -------------------         -------------------
Subscribed at end of year........      $5.95    28,866           $ 6.14    50,392            $10.35    11,806
                                    -------------------        -------------------         -------------------
Subscription price
 range, end of year..............                $5.95               $5.95-$11.03                $9.18-$11.03
                                    -------------------        -------------------         -------------------
Weighted average estimated
 fair value of rights granted
 during the year ................                  -                        $2.68                       $4.29
                                    -------------------        -------------------         -------------------

 The weighted average remaining contractual life of an outstanding stock subscription at December 30, 2000 was approximately 0.7 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

8. Stock option and stock purchase plans (continued)

    2000 Key Employee Incentive Plan

     In June 2000, the shareholders of the Company approved the 2000 Key Employee Incentive Plan, which provides for an award consisting of restricted stock of approximately five percent of the average number of outstanding shares of Company Common Stock during a six-month period upon the attainment of an average market capitalization during the same six-month period of $50,000,000, and an additional award of approximately five percent of the average number of outstanding shares upon the attainment of an average market capitalization during a subsequent six-month period of $80,000,000. Any shares of restricted stock awarded vest annually over a three-year period.

     The Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its Key Employee Incentive Plan. Under such accounting, compensation expense will begin to be recorded once the target market capitalizations are achieved. Accordingly, for the year ended December 30, 2000, the Company did not record any compensation expense with respect to the plan.

     SFAS No. 123 "Accounting for Stock-Based Compensation" requires the disclosure of pro forma net income and net income per share as if the Company adopted the fair value method of accounting for stock-based awards. The Company has determined the fair value of shares which may be awarded to key employees under the 2000 Key Employee Incentive Plan as if the shares were awarded on the date of the approval of the Plan by the shareholders. The Company has estimated the fair value of the restricted stock awards, vesting on a straight-line basis over a three-year period using the Black-Scholes option valuation model utilizing the assumptions as set forth below in 2000.

     As explained in Note 1, the Company has adopted the disclosure-only provisions of Statement No. 123. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for stock options and stock purchase plan subscription rights granted in 2000, 1999 and 1998 except for the discounted stock options granted in 1998.

     The table below sets forth the pro forma net income (loss) and the pro forma diluted net income (loss) per share information as calculated in accordance with Statement No. 123.

                                                  2000       1999        1998
                                                --------   --------    --------
Net income - as reported  ..................... $315,056   $242,255    $340,300
Net income (loss) - pro forma  ................   21,056    (75,745)     78,400
                                                --------   ---------   --------

Net income per share - as reported ............     $.14       $.14        $.19
Net income (loss) per share - pro forma .......     $.01      $(.04)       $.04
                                                --------   ---------   --------

     The Statement No. 123 method of accounting has been applied to options granted in periods after December 31, 1994 and the resulting pro forma compensation expense may not be indicative of pro forma expense in future years.

     The fair value of each of the options and purchase plan subscription rights granted in 2000, 1999 and 1998 was estimated on the date of grant using the Black-Scholes option valuation model.

     The following weighted average assumptions were utilized:

                                                   2000       1999        1998
                                                  -----      ------      ------
Expected option life (years).....................   4.5        3.0         5.0
Expected volatility.............................. 50.00%     40.00%      35.00%
Risk-free interest rate..........................  6.00%      6.25%       5.50%
Expected dividend yield..........................  0.00%      0.00%       0.00%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

9. Income taxes

     The provision (benefit) for income taxes consists of the following components:

                                            2000           1999           1998
                                         ----------     ----------     ---------
Current tax provisions (benefit)
   Federal .........................     $(439,000)     $(219,000)     $  1,000
   Foreign .........................       299,000        (12,000)          -
   State ...........................      (120,000)       (64,000)       (9,000)
                                         ----------     ----------     ---------
                                          (260,000)      (295,000)       (8,000)
                                         ----------     ----------     ---------
Deferred tax provision (benefit):

   Federal .........................       240,000        256,000        63,000
   Foreign..........................        20,000            -             -
   State ...........................        70,000         74,000        25,000
                                         ----------     ---------      ---------
                                           330,000        330,000        88,000
                                         ----------     ---------      ---------
Provision for income taxes..........     $  70,000      $  35,000      $ 80,000
                                         ==========     =========      =========

     Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at December 30, 2000 and January 1, 2000 are as follows:

                                                           2000           1999
                                                         --------      ---------
Current deferred tax assets:
  Inventory valuation allowance ...................      $395,000      $458,500
  Capitalized inventory costs .....................        50,000        48,000
  Warranty cost ...................................        64,500        64,500
  Deferred compensation ...........................        21,000        76,000
  Net operating loss carryforwards................        556,000          -
  Other ...........................................        84,500        97,000
                                                         --------      ---------
                                                        1,171,000       744,000
  Less valuation allowance.........................      (300,000)          -
                                                         --------      ---------
                                                          871,000       744,000
                                                         --------      ---------

Non-current deferred tax assets:
  Deferred compensation ...........................        80,000       132,500
  Other............................................         6,000           -
Non-current deferred tax liabilities:
  Depreciation and amortization ...................      (469,000)     (316,500)
  State income taxes ..............................       (44,000)      (48,000)
  Research and development credits.................       (31,000)          -
                                                         ---------     ---------
                                                         (458,000)     (232,000)
                                                         ---------     ---------
       Net deferred tax assets ....................      $413,000      $512,000
                                                         =========     =========

     The statutory federal income tax rate is reconciled to the effective tax rate computed by dividing the provision for income taxes by income before income taxes as follows:

                                                         2000        1999         1998
                                                        ------      ------       ------
Statutory rate .......................................   34.0%       34.0%        34.0%

Effect of:
   State income tax, net of federal income tax effects   (8.6)        3.2          2.5
   Foreign sales corporation income ..................   (5.3)      (15.7)       (12.9)
   Foreign subsidiary income .........................     -           -          (2.3)
   Research and development credits ..................  (30.3)      (32.9)        (4.9)
   Goodwill amortization .............................   13.6        16.2           -
   Other .............................................   14.8         7.8          2.6
                                                        ------      ------       ------
Effective tax rate ...................................   18.2%       12.6%        19.0%
                                                        ======      ======       ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

9.  Income taxes (continued)

     As of December 30, 2000, the Company had net operating loss carryforwards for both Federal and state income tax purposes of approximately $1,400,000 which are available to offset future taxable income through 2020 and 2007, respectively. Also, the Company has approximately $650,000 of future tax deductions related to the exercise of employee stock options. In addition, the Company has Federal income tax credit carryforwards of approximately $70,000 expiring through 2020.

     Due to the uncertainties related to among other things, the extent and timing of its future taxable income, the Company has recorded a deferred tax asset valuation allowance of $300,000 as of December 30, 2000.

     The provision for foreign income taxes is based upon foreign income before income taxes of approximately $1,000,000 during 2000.

     Deferred Federal and state income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be invested permanently in those operations. At December 30, 2000, the cumulative earnings of foreign subsidiaries were approximately $700,000. The amount of unrecognized deferred tax liability on the undistributed cumulative earnings was approximately $100,000.

10. Stock dividend

     On May 5, 1998, the Board of Directors declared a 10% stock dividend payable on June 5, 1998 to shareholders of record on May 15, 1998. Fractional shares were cashed-out and payments were made to shareholders in lieu of fractional shares on June 5, 1998.

11. Business segment and geographic data

     The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry. These segments, and the principal operations of each, are as follows:

     Electronic components: Design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics for communications, defense and aerospace applications. Of the identifiable assets, 96% are located in the United States and 4% are located in Costa Rica.

     Microwave micro-circuitry: Design, manufacture and sale of microstrip, bonded stripline and thick metal-backed Teflon(R) (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications. Identifiable assets are located in Canada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

     Information about the Company's operations in different industries and geographic areas follows. Operating income is net sales less operating expenses. Operating expenses exclude interest expense, other income and income taxes. Assets are identified with the appropriate operating segment and are substantially all located in the North America geographic area. Corporate assets consist principally of cash. Corporate expenses and inter-segment sales are immaterial.

                                                2000             1999              1998
                                               ------------------------------------------
                                                     (In thousands of dollars)
Industry segments:
    Sales to unaffiliated customers:
             Electronic components             $17,118          $17,003           $20,102
             Microwave micro-circuitry           5,918            3,394               -
                                               -------          -------           -------
             Consolidated                      $23,036          $20,397           $20,102
                                               =======          =======           =======

    Income before provision for income taxes:
      Operating income (loss):
             Electronic components             $  (893)         $   242           $   310
             Microwave micro-circuitry           1,337              256               -
      Interest and other (expense)
        income, net                                (59)            (221)              110
                                               -------          -------           -------
             Consolidated                      $   385          $   277           $   420
                                               =======          =======           =======

      Identifiable assets:
             Electronic components             $18,805          $14,939           $15,062
             Microwave micro-circuitry           5,284            4,794               -
             Corporate                           3,425            1,108             1,853
                                               -------          -------           -------
             Consolidated                      $27,514          $20,841           $16,915
                                               =======          =======           =======

      Depreciation and amortization:
             Electronic components             $ 1,598          $ 1,331           $ 1,103
             Microwave micro-circuitry             399              305               -
                                               -------          -------           -------
             Consolidated                      $ 1,997          $ 1,636           $ 1,103
                                               =======          =======           =======
      Capital expenditures, net:
             Electronic components             $ 3,365          $ 2,166           $ 3,126
             Microwave micro-circuitry             621              297               -
                                               -------          -------           -------
             Consolidated                      $ 3,986          $ 2,463           $ 3,126
                                               =======          =======           =======
      Geographic areas:
             Sales to unaffiliated customers:
             North America                     $20,514          $17,060           $17,008
             Europe                              1,260            1,792             2,134
             Far East                            1,208            1,527               914
             Other                                  54               18                46
                                               -------          -------           -------
             Consolidated                      $23,036          $20,397           $20,102
                                               =======          =======           =======


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

     The Company's customers are primarily major industrial corporations that integrate the Company's products into a wide variety of defense and commercial systems. The Company's customers include The Boeing Company, Raytheon Company, Northrop Grumman Corporation, Lockheed Martin Corporation, Loral Space & Communications LTD., TRW, Inc., and Motorola, Inc. Sales to any one foreign geographic area did not exceed 10% of net sales for 2000 or 1999, and were 10.6% to Europe in 1998. Sales to Lockheed Martin Corporation were 12.2%, 10.0% and 13.4% of net sales in 2000, 1999 and 1998, respectively. Sales to The Boeing
Company (which acquired the space and communications business of Hughes Electronics Corporation, a customer of the Company, in 2000) were 9.1% of net sales in 2000. Pro forma combined sales to The Boeing Company and Hughes Electronics Corporation were 21.3% and 16.7% of net sales in 1999 and 1998, respectively. Sales to The Boeing Company were 10.4% and 6.3% of net sales in 1999 and 1998, respectively, and sales to Hughes Electronics Corporation were 10.9% and 10.3% of net sales for 1999 and 1998, respectively.

     Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and approximately 46% of its receivables at December 30, 2000 were from five customers. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations performed by the Company.


12. Net income per common share

     The following table summarizes the calculation of basic and diluted net income per common share for 2000, 1999 and 1998:

                                                                         2000          1999            1998
                                                                      ----------------------------------------
Numerator:
Net income available to common shareholders .........................  $ 315,056    $  242,255      $  340,300
                                                                      ----------------------------------------
Denominator:
Weighted average shares outstanding for basic net income per share ..  2,134,542     1,746,968       1,766,120
Effect of dilutive securities - stock options                            175,265        18,863          39,092
                                                                      ----------------------------------------
Weighted average shares outstanding for diluted net income per share.  2,309,807     1,765,831       1,805,212
                                                                      ----------------------------------------
Net income per share - basic .......................................        $.15          $.14            $.19
Net income per share - diluted .....................................        $.14          $.14            $.19
                                                                      ----------------------------------------

     At December 30, 2000, there were 360,000 common stock warrants outstanding excluded from the calculation of dilutive securities because the warrant exercise price of $21.25 was greater than the average market value of the common shares.

     If the sales of 375,000 shares of Company Common Stock on April 7 and 360,000 Units on October 26, 2000 referred to in Note 2 had occurred at the beginning of the year, the pro forma basic and diluted weighted average number of common shares outstanding would have been:

Basic:
Actual.............................................     2,134,542
Adjustments for sales of:
Common stock, April 7, 2000........................        98,902
Units, October 26, 2000 (a)........................       294,725
                                                        ---------
Basic - pro forma..................................     2,528,169
Effect of dilutive securities-
  stock options....................................       175,265
                                                        ---------
Diluted - pro forma................................     2,703,434
                                                        =========

(a) There is no pro forma dilutive impact from the common stock warrants included in the Units, as the warrant exercise price of $21.25 exceeds the per share market value of the Company's common stock.


                                      -24
-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999


13. Commitments and contingencies

Lease commitments:

     The Company leases real estate and equipment under operating leases expiring at various dates through February 2006. The leases include provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, repairs and maintenance.

     Total rental expense charged to operations amounted to $244,000 in 2000, $217,000 in 1999 and $120,000 in 1998. Future minimum lease payments, net of contractual facility-sharing cost reductions of $87,000 per year through 2004, under noncancellable operating leases with an initial term exceeding one year are as follows (see Note 17 Subsequent events):

2001..............................  $317,000
2002..............................   356,000
2003..............................   367,000
2004..............................   388,000
2005..............................   428,000
Thereafter........................    45,000


     Capital leases included in property, plant and equipment at December 30, 2000 are as follows:

Machinery and equipment............ $339,000
Less, accumulated depreciation.....  147,000
                                    --------
Total.............................. $192,000
                                    ========

     Future minimum lease payments under capital leases and the present value of such payments as of December 30, 2000 is as follows:

2001............................... $158,000
2002...............................  218,000
2003...............................   72,000
2004...............................   72,000
2005...............................   98,000
                                    --------
Total minimum lease payments.......  618,000
Less amount representing interest..   95,000
                                    --------
Present value of total minimum
           lease payments.......... $523,000
                                    ========
Purchase obligations:

     The Company has issued purchase order commitments to processing equipment vendors for approximately $2,000,000 for capital equipment, and $700,000 to a general contractor for the initial stage of a 19,200 square-foot building addition to its West Caldwell, New Jersey manufacturing facility, which is projected to cost approximately $4,300,000, including improvements to the existing facility. The Company anticipates that the equipment will be purchased and become operational and the building expansion and improvements will be completed during fiscal 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

Consulting and employment agreements; deferred compensation:

     The Company has been a party to an employment agreement with its Chairman, President and Chief Executive officer that provides him with a minimum annual salary of 240,000 for an initial term and automatically renews for successive twelve-month periods thereafter unless terminated pursuant to the terms of the agreement. On August 31, 2000, the employment agreement was amended by extending the initial term of the agreement by five years to December 31, 2007. In connection with the amendment of the agreement, the Company loaned the executive $280,000 with a variable interest rate, payable annually. Under the employment agreement, as amended, the executive will receive, on August 31 in each of the next five years, an annual special bonus in the form of forgiveness of a portion of the principal of and interest on the loan equal to the sum of $56,000 plus the accrued interest on the loan.

     In connection with the acquisition of FMI, a subsidiary of the Company entered into an employment agreement with the President of FMI that provides for a minimum annual salary of $130,000 (Canadian). The initial term of the agreement ends on February 25, 2002 and automatically renews for successive twelve-month periods thereafter, unless terminated pursuant to the terms of the agreement. In addition, the President of FMI can elect to receive either a bonus of 10% of compensation or a grant of immediately exercisable stock options of the Company, determined pursuant to the terms of the agreement.

     The Company is party to a retirement agreement with its former Vice Chairman and Chief Technology Officer which became effective on December 31, 1998. Pursuant to the retirement agreement, such former officer received an initial payment of $151,700 in 1998, and received a payment of $185,500 in January 1999 and a final payment of $185,500 in January 2000. In addition, the agreement provides for the continuation of health insurance benefits until December 2009.

     The Company is party to a consulting agreement with a former Vice President, which initial term ended February 2001 and automatically renewed pursuant to the terms of the agreement for an additional twelve-month period. The agreement will renew for successive twelve-month periods thereafter unless otherwise terminated pursuant to the terms of the agreement. The agreement provides for a minimum payment of $24,000 per year and includes health insurance and other certain benefits.

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

     In connection with the consulting and retirement agreements described above, the Company recognized expense of approximately $13,000 in 2000, $37,000 in 1999 and $288,000 in 1998. The Company accrues the present value of the estimated future payments over the periods of the projected term of each of the respective agreements. The minimum benefits payable in 2001 are estimated to be $49,000 and the present value of the estimated future consulting and retirement benefits payable beyond 2001 and accrued as of December 30, 2000 is approximately $185,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

Litigation:

     The Company is a party to lawsuits, both as a plaintiff and as a defendant, arising from the normal course of business. It is the opinion of management, that the disposition of these various lawsuits will not have a material adverse effect to the consolidated financial position or results of operations of the Company.

14. Restructuring and related charges

     As a result of accelerating the transfer of increased levels and complexity of production to the Company's Costa Rica manufacturing facility, the Company implemented a reduction of its workforce and provided severance benefits to certain employees during the first quarter of 2000. The restructuring charge for the first quarter of 2000 was $315,000, and charges net of tax benefits of $189,000 or $.10 per diluted share and $.08 per diluted share for the year, as a result of increases in common shares from private placements after the first quarter 2000. The reduction in workforce affected fifteen persons, primarily electronic components manufacturing labor, and the full amount of the restructuring charge has been paid.

     Because of the weakness in orders for its products, the Company announced a reduction of its workforce and offered early retirement packages to certain employees during the fourth quarter of 1998. The restructuring charge for 1998 was $510,000, and charges net of tax benefits of $327,000 or $.18 per share, as a result of the reduction in workforce and voluntary early retirements affecting fourteen persons. During 1999, all termination benefits pursuant to the 1998 restructuring plan were paid.

15. Transactions with management and loans to officer-shareholder

     On May 4, 1998, the Company sold 20,000 (22,000 after giving effect to the Company's 10% stock dividend on June 5, 1998) shares of Common Stock from its treasury to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $12.75 per share (the approximate average closing price of the Company's Common Stock during the first quarter of 1998). The Company extended to Mr. Carter a loan of $255,000 in connection with the purchase of these shares and amended a prior loan to Mr. Carter of $105,000. A new promissory note for a total of $360,000, due May 4, 2003, with interest payments due quarterly, calculated at a variable interest rate based on the prime rate of the Company's lending bank, was executed by Mr. Carter in favor of the Company. Payment of the interest accrued from November 1998 until November 1999, however, will be deferred until the end of the term of the new promissory note. Payment of the loan is secured by the pledge of the 33,000 shares of Common Stock that were purchased by Mr. Carter with the proceeds of the loans. The sale of these shares of Common Stock was exempt from registration under the Securities Act of 1933, as amended (the "Act"), as a transaction not involving a public offering under Section 4(2) of the Act.

     In addition, on August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter $280,000 with interest calculated at a variable interest rate based on the prime rate of the Company's lending bank, payable annually. In addition, pursuant to Mr. Carter's amended employment agreement, Mr. Carter will receive an annual special bonus on the next five anniversaries of the agreement amendment's effective date, in the form of forgiveness of a portion of the principal of and interest on the loan. Each special bonus shall be in the sum of (i) $56,000 and (ii) an amount equal to accrued interest on the loan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2000, January 1, 2000 and  January 2, 1999

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

17. Subsequent events

     Delaware reincorporation:

     On February 22, 2001, the Company (previously incorporated in the State of New Jersey) was reincorporated in the State of Delaware. In connection with the reincorporation, each share of Common Stock, par value $0.50 per share, of the Company prior to the reincorporation was converted into one share of Common Stock, par value $0.01 per share, of the Company, as reincorporated in Delaware. As a result of the reincorporation, the authorized capital stock of the Company was increased to 20 million shares of common stock, par value $0.01 per share (from 5 million shares of common stock prior to the reincorporation), and one million shares of preferred stock, par value $0.01 per share.

     Lease modification and resource sharing agreement:

     The Company entered into an agreement effective January 2001, with a customer to relinquish to this customer approximately half of the Company's 17,000 square-foot leased manufacturing facility in Costa Rica. Associated with the transaction, the Company entered into a new four-year lease agreement with a five-year renewal option with its Costa Rica landlord for the reduced space. In addition, the Company transferred certain employees to its customer, agreed to share certain personnel resources and common costs, and committed to provide certain management, administrative and other services to its customer.

     In connection with the transaction, the Company received $200,000 from its customer and will receive further payments of $250,000 over a two-year period. The Company will reduce its rent expense by approximately $87,000 during each of the next four years to an aggregate amount of approximately $348,000.

     The Company deferred approximately $102,000 of costs at December 30, 2000 incurred in connection with entering into this agreement and other incremental costs, for the purpose of providing this customer with trained personnel and certain other services required for their dedicated manufacturing capability. Such costs are classified in the balance sheet as other assets at December 30, 2000, and will be recovered through the $200,000 payment received in January 2001 as described above.


END OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

QUARTERLY FINANCIAL INFORMATION

     Summarized quarterly unaudited financial data reported for 2000 and 1999 follows:

2000                                        April 3         July 1       September 30      December 30
                                          ----------      ----------     ------------      -----------
Net sales .............................   $4,911,373      $4,949,424      $6,437,186       $6,737,699
Gross profit ..........................    2,475,026       2,344,948       3,134,690        3,231,089
Net income (loss)(A)...................     (164,387)         39,705         219,144          220,594
                                          -----------     ----------     -----------       -----------
Net income per (loss) share - basic ...        $(.09)           $.02            $.10             $.09
Net income per (loss) share - diluted..        $(.09)           $.02            $.09             $.08
                                          -----------     ----------     -----------       -----------
1999                                        April 3         July 3         October 2        January 1
                                          -----------     ----------     -----------       -----------
Net sales .............................   $4,738,531      $5,125,245      $5,328,250       $5,205,005
Gross profit ..........................    2,311,791       2,399,094       2,633,768        2,435,974
Net income (loss) .....................      212,966          81,919         109,708         (162,338)
                                          ----------      ----------     -----------       -----------
Net income per (loss) share - basic ...         $.12            $.05            $.06            $(.09)
Net income per (loss) share - diluted..         $.12            $.05            $.06            $(.09)
                                          ----------      ----------     -----------       -----------



(A) Reflects the effects of a restructuring charge of $315,000 (see Note 14) which reduced net income by $189,000 or $.10 per share for the first quarter 2000 and $.08 for fiscal year 2000.



QUARTERLY COMMON STOCK DATA

                                        2000                               1999
                           ----------------------------------------------------------------------

Quarter                    1st      2nd     3rd       4th      1st      2nd      3rd     4th
Market price per share:    ----------------------------------------------------------------------
         High .........    $12     $18 3/8  $17 3/8   $24       $7       $8 3/4  $10 1/4   $8 1/4

         Low ..........      5 7/8   8 1/8   13 1/4    14 1/4    4 5/8    5        5 1/4    5 3/8
                           ----------------------------------------------------------------------

     The common stock of the Company is listed on the American Stock Exchange and trades under the symbol MRM.

     The market price per share information is provided with regard to the high and low bid prices of the common stock of the Company during the periods indicated.