Form 10KSB40, Exhibit 13
period 2001-12-29
MERRIMAC INDUSTRIES INC
filed 2002-03-29
CIK 706864

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


     Note 1 of the notes to the Company's consolidated financial statements sets forth the principal accounting policies, assumptions and basis for estimates used in preparing the financial statements. The Company's management makes certain assumptions and estimates that impact the reported amounts of assets, liabilities and stockholders' equity and revenues and expenses. The management judgments that are currently subject to the greatest uncertainty are related to the accounting for the Company's investments in the Multi-Mix(R) Microtechnology.

     Following is a summary of the carrying amounts of the Multi-Mix(R) Microtechnology net assets included in the Company's consolidated financial statements at December 29, 2001 and the related future planned purchases and lease obligation commitments through January 2006.

         Net assets:
         Property, plant and equipment, at cost..................  $12,408,000
         Less accumulated depreciation and amortization..........    1,056,000
                                                                   -----------
         Property, plant and equipment, net......................   11,352,000
         Inventories.............................................      982,000
         Deposit receivable, due March 2002......................      300,000
         Other assets, net.......................................      374,000
                                                                    ----------
         Total net assets at December 29, 2001...................  $13,008,000
                                                                   -----------

         Commitments:
         Planned equipment purchases for 2002....................  $ 2,800,000
         Lease obligations through January 2006..................    1,180,000
                                                                   -----------
         Total commitments.......................................  $ 3,980,000
                                                                   -----------
         Total net assets and commitments........................  $16,988,000
                                                                   ===========

     Inventories are valued at the lower of average cost or market. Inventories are periodically reviewed for their projected manufacturing usage utilization and, when slow moving or obsolete inventories are identified, a provision for a potential loss is made and charged to operations.

     The Company anticipates receiving increasing levels of orders during 2002 for the Multi-Mix(R) Microtechnology products, for which substantial research and development costs have also been incurred. Due to economic and market conditions in the wireless industry, the telecommunications system service providers have curtailed their capital equipment purchases from our customers. These circumstances have caused the Company's customers to delay Multi-Mix(R) Microtechnology product purchases that had been anticipated for 2001. An extended delay or reduction from planned levels in new orders expected from customers for these products could have a material adverse impact on the Company.

     The Company's planned equipment purchases and other commitments are expected to be funded through a revolving credit facility of $6,500,000, which becomes due in June 2002 and is anticipated to be extended, supplemented by liquid cash resources and cash flows that are expected to be provided by operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

2001 compared to 2000

     Consolidated results of operations for 2001 reflect an increase in net sales from the prior year of $2,757,000 or 12.0% to $25,793,000. This increase was primarily attributable to an increase in net sales of electronic components of $4,265,000, which was partially offset by a decrease in sales of microwave micro-circuitry products of $1,508,000 from the Company's wholly-owned subsidiary Filtran Microcircuits Inc. ("FMI").

     Orders of $27,009,000 were received during 2001, a decrease of $549,000 or 2.0% compared to $27,558,000 in orders received during 2000. Orders received during 2001 exceeded the 2001 sales level by approximately 4.7%. Backlog increased by $1,216,000 or 11.4% to $11,856,000 at the end of 2001 compared to $10,640,000 at year-end 2000.

     The Company believes that the current economic downturn, resulting in reduced spending by wireless service providers, has caused many wireless companies to delay or forego purchases of the Company's products. However, the Company expects that its satellite and defense customers should continue to maintain their approximate current levels of orders during 2002. The Company also anticipates increased levels of orders during 2002 for its new Multi-Mix(R) Microtechnology products, for which the Company has made a significant capital investment and incurred substantial research and development costs. Any extended delay or reduction from projected levels in new orders expected from satellite and defense customers and for new Multi-Mix(R) Microtechnology products could have a material adverse impact on the Company and impair the Company's liquidity. The Company expects that softness in the telecommunications sector that FMI serves, principally millimeter wave applications for wireless broadband solutions, which caused a substantial reduction in the microwave micro-circuitry segment sales and profitability for fiscal 2001 compared to prior year results, will continue during fiscal year 2002. The Company implemented a temporary reduction of 25% or 19 persons in the FMI workforce during the second quarter of 2001 in response to the decline in orders for this segment.

     Cost of sales increased $664,000 or 5.6%, and as a percentage of net sales decreased 2.9% to 48.5% for 2001. Percentage cost reductions for cost of sales were achieved in the electronic components segment from manufacturing efficiencies attributable to a reduction in direct labor and manufacturing overhead costs, related in part to the transfer of certain additional production to the Company's Costa Rica manufacturing facility, and other manufacturing cost reductions resulting from the personnel restructuring in the first quarter of 2000. Partially offsetting these cost reductions were manufacturing overhead costs underabsorbed in the microwave micro-circuitry segment, resulting from a decline in this year's segment sales of approximately 25.5% compared to the prior year.

     Depreciation expense included in cost of sales was $1,913,000, an increase of $409,000. For 2001, approximately $491,000 of depreciation expense was associated with Multi-Mix(R) Microtechnology capital assets. The increase in depreciation expense was a result of higher capital equipment purchases in the current and prior years.

     Gross profit in 2001 for the electronic components segment increased by $2,936,000 to $11,238,000 or 52.6% of segment net sales of $21,383,000, compared to gross profit of $8,302,000 or 48.5% of segment net sales of $17,118,000 in 2000. Gross profit in 2001 for the microwave micro-circuitry segment decreased by $843,000 to $2,041,000 or 46.3% of segment net sales of $4,410,000, compared to $2,884,000 or 48.7% of segment net sales of $5,917,000 in 2000.

     Selling, general and administrative expenses of $9,532,000 for 2001 increased by $1,130,000 or 13.5%, and when expressed as a percentage of net sales, increased by 0.5% to 37.0%. Increases resulted from employment termination costs for senior level personnel of approximately $208,000, higher sales commission expenses, increased selling and marketing expenses in connection with the Company's Multi-Mix(R) Microtechnology product line, and higher engineering and technology personnel compensation, recruitment and training costs, and patent-associated and other professional fees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     Amortization expense of $149,000 for 2001 is attributable to goodwill of approximately $3,100,000 arising from the acquisition of FMI, which is being amortized on a straight-line basis over a life of twenty years, compared to amortization expense of $154,000 for 2000. The difference in amortization expense is related to lower average Canadian exchange conversion rates in 2001.

     Research and development expenses for new products were $3,382,000 in 2001, an increase of $1,511,000 or 80.8% compared to 2000. Except for $432,000 of expenses at FMI, an increase of $140,000 over 2000, substantially all of the research and development expenses in 2001 were related to Multi-Mix(R) Microtechnology products. In the third quarter of 2001 the Company launched its Multi-Mix PICO(TM) technology products, which reduce the physical dimensions of certain microwave components by more than 84%.

     Consolidated operating income for 2001 was $217,000, before the effect of charges associated with the reincorporation in Delaware of $330,000 in the first quarter of 2001, compared to $759,000 of consolidated operating income for 2000, before the first quarter 2000 personnel restructuring charge of $315,000. The consolidated operating loss for 2001, after the inclusion of the reincorporation charge of $330,000, was $113,000, compared to consolidated operating income of $444,000 for 2000 after the personnel restructuring charge of $315,000.

     Operating loss for the electronic components segment was $319,000 in 2001, after the $330,000 reincorporation charge in first quarter 2001, compared to a $893,000 operating loss in 2000 after the restructuring charge of $296,000 in the first quarter of 2000. Operating income for the microwave micro-circuitry segment was $206,000 or 4.7% of segment net sales in 2001 compared to operating income of $1,337,000 or 22.6% in 2000 after this segment's restructuring charge of $19,000 in first quarter 2000.

     Interest income, net was $17,000 for 2001 compared to net interest expense of $59,000 for 2000. Interest expense of $222,000 was capitalized to in-process construction property, plant and equipment in 2001. Interest income was primarily due to the proceeds received from the issuance of common stock in private placements in 2000 that offset interest expense. Interest expense in 2000 was principally incurred on borrowings under a term loan and revolving credit facility in connection with the acquisition of FMI in 1999.

     An income tax benefit of $120,000 was recorded for 2001 with an effective tax benefit rate of 125% compared to a tax provision of $70,000 for 2000 with an effective tax rate of 18.2%. The principal adjustments to the statutory Federal income tax rate of 34% for 2001 relates to $139,000 in tax credits associated with research and development expenditures and foreign sales corporation tax benefits of $40,000, partially reduced by a $50,000 cost due to non-deductible amortization of goodwill.

     Net income for 2001 was $24,000, after the net effects of the first quarter 2001 reincorporation charge of $198,000. For 2000, net income of $315,000 was reported, after the net effects of the first quarter 2000 restructuring charge of $189,000. Net income per share for 2001 was $.01, after the net effects of the $.07 per share reincorporation charge reported in the first quarter of 2001. For 2000, net income of $.14 per diluted share was reported, after the net effects of the $.08 per share restructuring charge recorded for 2000 that occurred in the first quarter of 2000.

     The weighted average number of diluted shares outstanding increased by approximately 426,000 shares or 18.4% for 2001 compared to the prior year. The increase resulted from the issuance in private placements of 375,000 shares in the second quarter 2000 and 360,000 shares in the fourth quarter 2000, as well as stock option exercises and higher average stock prices during the prior year.

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

     Gross profit for the electronic components segment of $8,302,000 was 48.5% of segment net sales of $17,118,000 in 2000 compared to $8,319,000, which was 48.9% of segment net sales of $17,003,000 in the prior year. Gross profit for the microwave micro-circuitry segment was $2,884,000 or 48.7 % of segment net sales of $5,918,000 compared to $1,462,000 or 43.0% of the 1999 period's segment net sales of $3,394,000.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     The Company had liquid resources comprised of cash and cash equivalents totaling approximately $1,800,000 at the end of 2001 compared to approximately $3,400,000 at the end of 2000. The Company's working capital was approximately $4,000,000 and its current ratio was 1.4 at the end of 2001 compared to $9,400,000 and 3.0, respectively, at the end of 2000.

     The Company's operating activities provided positive cash flows of $1,241,000 in 2001 compared to $1,690,000 of positive cash flows in 2000. The primary positive operating cash flows resulted from $2,515,000 of depreciation and amortization charges that increased $518,000 compared to such charges in 2000 and an increase in accounts payable, accrued and deferred liabilities. These positive cash flows were offset primarily by an increase in inventories of $1,170,000 to $4,797,000, which includes $982,000 of inventories associated with Multi-Mix(R) Microtechnology products, increases in income tax refunds receivable, other current assets and deferred tax assets, and payments of deferred compensation.

     The Company made net investments in property, plant and equipment of $10,853,000 during 2001, which excludes unpaid invoices of $529,000 at December 29, 2001, compared to net investments made in property, plant and equipment of $3,986,000 during 2000. These capital expenditures, which include capitalized construction period rent and interest of $488,000, are related to new production and test equipment capabilities in connection with the introduction of new products and enhancements to existing products. The depreciated cost of capital equipment associated with Multi-Mix(R) Microtechnology was $11,352,000 at the end 2001, an increase of $7,348,000 compared to $4,004,000 at the end of 2000.

     The Company commenced borrowing in April 2001 under its existing revolving credit facility with Fleet Bank (formerly Summit Bank), at an interest rate of one-half percent below the bank's floating prime rate, which was 7.0% at that time. During 2001, the Company borrowed an aggregate amount of $7,500,000 under this facility, which was also the amount owed at year-end 2001. The weighted average interest rate on the borrowings under this facility during 2001 was 5.7% and the year-end interest rate and current interest rate were both 4.25%. During the first quarter of 2002, the Company obtained an additional increase of $2,500,000 in the Company's lines of credit with Fleet Bank which were increased to a total of $10,000,000, $3,500,000 of which consists of a first mortgage callable in March 2007 on the Company's West Caldwell, New Jersey manufacturing facility. The revolving line of credit expires June 2002 and management expects that Fleet Bank will agree to an extension thereof. The Company successfully completed a private placement of 528,400 shares of common stock on February 28, 2002 that raised $5,284,000 before offering expenses. The Company repaid $5,000,000 to Fleet Bank from the proceeds of that offering. The Company currently has $6,500,000 available under its existing lines of credit.

     Management believes that its current revolving credit facility, together with the present liquid resources and cash flows that are expected to be provided by operations, should provide sufficient resources for currently contemplated operations during fiscal year 2002.

     The Company's capital expenditures for new projects and production equipment have exceeded its depreciation and amortization expenses in 2001 by approximately $8,500,000. The Company intends to issue commitments to purchase $2,800,000 of capital equipment from various vendors. The Company has an outstanding balance of work to be completed on a purchase order issued to a general contractor for approximately $100,000 for the final completion of the 19,200 square-foot building addition to its West Caldwell, New Jersey manufacturing facility. The Company anticipates that such equipment will be purchased and become operational and the building expansion will be completed during the second quarter of 2002. The Company has temporarily deferred certain improvements and purchases of additional equipment for the existing 52,000 square-foot facility that are projected to cost approximately $3,000,000.

     Effective January 2001, the Company modified its existing lease for its Costa Rica manufacturing facility, and entered into a facility sharing arrangement with a previous customer, reducing the size of its facility to approximately 8,200 square-feet and extended the lease to December 2004. The Company received an initial payment of $200,000 in January 2001 under the facility sharing agreement and recovered approximately $102,000 of costs that were deferred at December 30, 2000 in connection with such agreement. In January 2002, the Company received the second payment of $150,000 and the final payment of $100,000 is due January 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


     In February 2001, the Company entered into a new five-year lease in Costa Rica for an approximately 36,200 square-feet facility for manufacturing new Multi-Mix(R) Microtechnology products. It is anticipated that the leasehold improvements and capital equipment for this manufacturing facility, which is expected to cost approximately $4,500,000, should become operational during the second quarter of 2002.

Related Party Transactions

     In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company extended to Mr. Carter a loan of $255,000 in connection with the purchase of these shares. In addition, the Company amended a prior loan to Mr. Carter of $105,000. The total of $360,000 is due May 4, 2003 and interest payments (except as described below) are due quarterly, calculated at a variable interest rate based on the prime rate of the Company's lending bank. However, payment of interest that accrued from November 1998 until November 1999 was deferred and payment of interest that will accrue from November 2001 until November 2002 will be deferred until May 4, 2003. Payment of the loan is secured by the pledge of 33,000 shares of Common Stock purchased by Mr. Carter with the proceeds of the loans and Mr. Carter has agreed to restrictions on the resale of these shares of Common Stock.

     On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan will be calculated at a variable interest rate based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company will forgive 20% of the amount due under this loan and the accrued interest thereon. During 2001, the amount of $56,000 principal and $23,000 of accrued interest was forgiven.

     The Company is a party to a stockholder's agreement, dated as of October 30, 1998, with a former director and Chairman of the Company. Pursuant to the stockholder's agreement, this former director is required to vote his shares of Common Stock as directed by the Board of Directors or the Chief Executive Officer of the Company, and was paid $50,000 for ten months of consulting services in 2001. There are no future consulting service commitments and no other obligations of the Company pursuant to such agreement.

     During 2001, the Company's General Counsel Rosenman & Colin LLP was paid $288,000 for providing legal services to the Company. A director of the Company is of counsel to Rosenman & Colin LLP.

     During 2001, the Company retained Career Consultants, Inc. and SK Associates to perform executive searches and to provide outplacement services to the Company. The Company paid an aggregate of $117,000 to these companies during the year 2001. A director of the Company is the Chairman and Chief Executive Officer of these companies.

     During 2001, a director of the Company was paid $40,300 for providing financial consulting services to the Company.

     During 2001, a director of the Company was compensated at a rate of $36,000 annually for providing technology-related consulting services to the Company.

     Each director who is not an employee of the Company receives a monthly director's fee of $1,500, plus an additional $500 for each meeting of the Board and of any Committees of the Board attended. The directors are also reimbursed reasonable travel expenses incurred in attending Board and Committee meetings. In addition, pursuant to the 2001 Stock Option Plan, each non-employee director is granted an immediately exercisable option to purchase 2,500 shares of the Common Stock of the Company on the date of each Annual Meeting of Stockholders. Each such grant is priced at the fair market value of the Common Stock on the date of such grant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     On April 7, 2000, the Company entered into a stock purchase and exclusivity agreement with Ericsson Microelectronics, A.B. ("Ericsson") and Ericsson Holding International, B.V. ("EHI") pursuant to which the Company sold to EHI 375,000 shares of Common Stock, representing approximately 17.5% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $3,375,000. The stock purchase and exclusivity agreement also provides that the Company will design, develop and produce exclusively for Ericsson Multi-Mix products that incorporate active RF power transistors for use in wireless base station applications, television transmitters and certain other applications that are intended for Bluetooth transceivers. The Company also agreed that it will generally be the priority supplier for such products.

     On October 26, 2000, the Company entered into subscription agreements for Common Stock and three-year warrants to purchase shares of Common Stock ("Warrants") with a group of investors led by Adam Smith Investment Partners, L.P. and certain of its affiliates (the "Adam Smith Investors"), EHI and Messrs.
E. Cohen, Goldberg and Fuller, members of the Board (the "Director Investors"). The Company sold to the investors units at a price of $12.80 per unit, each unit consisting of one share of Common Stock and one Warrant with an exercise price of $21.25 which expire on October 26, 2003 ("Units"). The Adam Smith Investors purchased 240,000 Units, EHI purchased 100,000 Units and Messrs. E. Cohen, Goldberg and Fuller purchased 5,000, 11,000 and 4,000 Units, respectively, for an aggregate purchase price of $4,608,000. The Common Stock portion of the Units represented an aggregate of approximately 14% of the outstanding Common Stock of the Company after giving effect to the sales.

     On February 28, 2002, the Company entered into a stock purchase agreement with DuPont Electronic Technologies pursuant to which the Company sold 528,413 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont Electronic Technologies have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont Electronic Technologies, was appointed to the Company's Board of Directors. As a result of this sale, certain contractual anti-dilution provisions affected both the Warrant exercise price and the number of shares subject to the Warrants. The exercise price of the Warrants issued in October 2000 was reduced to $17.80, the number of shares subject to the Warrants was increased to 429,775 and the expiration date remained unchanged.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Recent Accounting Pronouncements

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established new accounting and reporting standards and requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded as assets or liabilities in the balance sheet measured at fair value. SFAS No. 133 requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has adopted the provisions of the Statement in 2001. The Company does not currently hold derivative instruments or engage in hedging activities and therefore the adoption of SFAS No. 133 has not had any impact on the Company's financial position, results of operations or cash flows.

     On June 30, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and eliminates the pooling method of accounting. SFAS No. 141 will not have an impact on the Company's business since the Company has accounted for all of its business combinations using the purchase method of accounting.

     With the adoption of SFAS No.142, which was adopted by the Company on December 30, 2001, goodwill will no longer be subject to amortization over its estimated useful life. However, goodwill will be subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment. The Company is required to perform a fair value based goodwill impairment test. In addition, under SFAS No. 142, an acquired intangible asset should be separately recognized if the benefit of the intangible is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged. Intangible assets will be amortized over their estimated useful lives. Any write-down of goodwill would be charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. On an annualized basis, the Company expects that the adoption of this accounting standard will reduce the amortization of goodwill and intangibles by approximately $150,000 commencing in 2002, unless future impairment reviews result in periodic write-downs of goodwill.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which requires the fair value for an asset retirement obligation to be recorded in the period in which it is incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier option encouraged. The Company does not expect that the adoption of SFAS No. 143 will have a material impact on the Company's financial position or results of operations.

     In August 2001, the Financial Accounting Standards Board issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal periods beginning after December 15, 2001. SFAS No.144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The Company does not expect that the adoption of SFAS No. 144 will have a material impact on the Company's financial position or results of operations.

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

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Merrimac Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Merrimac Industries, Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations and comprehensive income
(loss), stockholders' equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Industries, Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.



                                                       /s/ ARTHUR ANDERSEN LLP
                                                       -----------------------
                                                           ARTHUR ANDERSEN LLP






Roseland, New Jersey
March 1, 2002

To Merrimac Industries, Inc.:


     We have audited the consolidated financial statements of Merrimac Industries, Inc. and subsidiaries as of December 29, 2001 and for the year then ended and have issued our report thereon dated March 1, 2002. We represent that this audit was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

     This letter and its contents are intended solely for the internal use of Merrimac Industries, Inc. However, Merrimac Industries, Inc. may reveal to third parties that it has received this letter and describe its contents. This letter is not intended to be and should not be used by anyone other than Merrimac Industries, Inc.

/s/ ARTHUR ANDERSEN LLP
-----------------------

ARTHUR ANDERSEN LLP
Roseland, New Jersey
March 28, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

                                                                  2001                2000             1999
                                                               -----------      -----------      -----------
OPERATIONS
Net sales .................................................    $25,792,631      $23,035,682      $20,397,031
                                                               -----------      -----------      -----------
Costs and expenses:
   Cost of sales ..........................................     12,513,621       11,849,929       10,616,404
   Selling, general and administrative ....................      9,531,583        8,401,571        7,055,785
   Research and development ...............................      3,381,746        1,870,745        2,095,498
   Amortization of goodwill ...............................        148,669          154,216          131,718
   Reincorporation charge..................................        330,000              -                -
   Restructuring charge....................................            -            315,000              -
                                                               -----------      -----------      -----------
                                                                25,905,619       22,591,461       19,899,405
                                                               -----------      -----------      -----------
Operating income (loss)....................................       (112,988)         444,221          497,626
Interest and other (income) expense, net ..................        (17,067)          59,165          220,371
                                                               -----------      -----------      -----------
Income (loss) before income taxes .........................        (95,921)         385,056          277,255
Provision (benefit) for income taxes ......................       (120,000)          70,000           35,000
                                                               -----------      -----------      -----------

Net income ................................................    $    24,079      $   315,056      $   242,255
                                                               ===========      ===========      ===========


Net income per common share-basic .........................           $.01             $.15             $.14
Net income per common share-diluted .......................           $.01             $.14             $.14
                                                               -----------      -----------      -----------
Weighted average number of shares outstanding-basic........      2,623,924        2,134,542        1,746,968
Weighted average number of shares outstanding-diluted......      2,735,789        2,309,807        1,765,831
                                                               -----------      -----------      -----------
COMPREHENSIVE INCOME (LOSS)

Net income.................................................    $    24,079      $   315,056      $   242,255
Comprehensive income (loss):
  Foreign currency translation adjustment..................       (276,091)        (193,564)         142,589
                                                               -----------      -----------      -----------
Comprehensive income (loss)...............................     $  (252,012)     $   121,492      $   384,844
                                                               ===========      ===========      ===========

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

December 29, 2001 and December 30, 2000

                                                                                   2001            2000
                                                                                -----------     -----------
Assets
Current assets:
   Cash and cash equivalents ...............................................    $ 1,844,434     $ 3,425,390
   Accounts receivable, net.................................................      5,632,008       5,617,085
   Income tax refunds receivable............................................        195,323          42,924
   Inventories..............................................................      4,797,205       3,627,535
   Other current assets ....................................................        691,712         384,224
   Deferred tax assets .....................................................        548,000         871,000
                                                                                -----------     -----------
                  Total current assets .....................................     13,708,682      13,968,158
                                                                                -----------     -----------
Property, plant and equipment, at cost .....................................     33,568,651      22,789,788
   Less accumulated depreciation and amortization .. .......................     14,605,751      12,770,791
                                                                                -----------     -----------
Property, plant and equipment, net..........................................     18,962,900      10,018,997
Other assets ...............................................................        676,073         752,381
Deferred tax assets, non-current............................................      1,194,000          86,000
Goodwill, net of accumulated amortization of $434,603 and $285,934..........      2,451,037       2,774,248
                                                                                -----------     -----------
                  Total Assets .............................................    $36,992,692     $27,599,784
                                                                                ===========     ===========

Liabilities and Stockholders' Equity

Current liabilities:
   Current portion of long-term debt .......................................    $ 4,368,565     $   119,932
   Accounts payable ........................................................      3,577,922       2,838,198
   Accrued liabilities .....................................................      1,620,305       1,432,128
   Income taxes payable.....................................................        268,274         173,000
                                                                                -----------     -----------
                  Total current liabilities ................................      9,835,066       4,563,258

Long-term debt, net of current portion .....................................      3,871,635         402,828
Deferred compensation ......................................................        155,768         185,406
Deferred liabilities........................................................        118,597             -
Deferred tax liabilities ...................................................        958,000         544,000
                                                                                -----------     -----------
                  Total liabilities.........................................     14,939,066       5,695,492
                                                                                -----------     -----------

Commitments and contingencies

Stockholders' equity:
   Preferred stock, par value $.01 per share
     Authorized: 1,000,000 shares
      No shares issued
   Common stock, par value $.01 per share:
     Authorized: 20,000,000 shares
      Issued: 2,859,249 and 2,805,373 shares................................         28,592          28,054
   Common stock warrants....................................................        837,200         837,200
   Additional paid-in capital ..............................................     14,327,586      13,982,778
   Retained earnings .......................................................      9,531,445       9,507,366
   Accumulated comprehensive income (loss)..................................       (327,066)        (50,975)
                                                                                -----------     -----------
                                                                                 24,397,757      24,304,423
   Less treasury stock, at cost - 208,904 shares............................     (1,760,131)     (1,760,131)
   Less loan to officer-stockholder ........................................       (584,000)       (640,000)
                                                                                -----------     -----------
                  Total stockholders' equity ...............................     22,053,626      21,904,292
                                                                                -----------     -----------
                  Total Liabilities and Stockholders' Equity ...............    $36,992,692     $27,599,784
                                                                                ===========     ===========

See accompanying notes.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

                                                    Common     Additional              Accumulated                        Loan to
                                 Common Stock        Stock       Paid-in    Retained  Comprehensive   Treasury  Stock     Officer-
                              Shares     Amount    Warrants(A)  Capital(B)  Earnings   Income(Loss)   Shares   Amount    Stockholder
                             -------------------------------------------------------------------------------------------------------
                             -------------------------------------------------------------------------------------------------------
Balance, January 2, 1999     2,690,405  $26,904     $    -    $12,539,172   $8,950,055   $   -        902,549  $7,733,872  $360,000
                             -------------------------------------------------------------------------------------------------------
Net income..................                                                   242,255
Exercise of options.........     7,904       79                    39,531
Purchase of common stock....                                                                           56,355     345,422
Foreign currency translation                                                             142,589
                             -------------------------------------------------------------------------------------------------------
Balance, January 1, 2000.... 2,698,309   26,983          -     12,578,703    9,192,310   142,589      958,904   8,079,294   360,000
                             -------------------------------------------------------------------------------------------------------
Net income..................                                                   315,056
Exercise of options.........   107,064    1,070                   945,831
Sale of common stock........                                      458,245                            (750,000) (6,319,163)
Sale of common stock warrants                        837,200
Loan to officer-stockholder.                                                                                                280,000
Foreign currency translation                                                            (193,564)
                             -------------------------------------------------------------------------------------------------------
Balance, December 30, 2000.. 2,805,373   28,053      837,200   13,982,779    9,507,366   (50,975)     208,904   1,760,131   640,000
                             -------------------------------------------------------------------------------------------------------
Net income..................                                                    24,079
Exercise of options.........    53,876      539                   344,807
Forgivness of loan
   to officer-stockholder...                                                                                                (56,000)
Foreign currency translation                                                            (276,091)
                             -------------------------------------------------------------------------------------------------------
Balance, December 29, 2001   2,859,249  $28,592     $837,200  $14,327,586   $9,531,445 $(327,066)     208,904  $1,760,131  $584,000
                             =======================================================================================================

     The amounts for the par value of common stock and additional paid-in capital for years ended prior to December 29, 2001 have been restated to give effect to the Delaware reincorporation in 2001. See Note 2 Delaware reincorporation.

     (A) Common stock warrants for 360,000 shares of common stock are exercisable at $21.25 per share and expire October 26, 2003. See Note 17 Subsequent event.

     (B) Tax benefits associated with the exercise of employee stock options are recorded to additional paid-in capital when such benefits are realized.


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 29, 2001, December 30, 2000 and  January 1, 2000

                                                                  2001              2000            1999
Cash flows from operating activities:                         ------------      -----------      -----------
    Net income ............................................   $     24,079      $   315,056      $   242,255
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization .....................      2,366,194        1,842,679        1,503,752
        Amortization of goodwill ..........................        148,669          154,216          131,718
        Amortization of deferred income....................        (87,288)             -                -
        Deferred and other compensation ...................         66,564           13,219           37,084
        Deferred income taxes .............................        (80,000)         330,000          330,000
        Changes in operating assets and liabilities,
         net of acquisition in 1999:
          Accounts receivable .............................        (14,923)      (1,842,289)         695,392
          Income tax refunds receivable....................       (152,399)         351,622           (7,686)
          Inventories .....................................     (1,169,669)        (714,112)         391,911
          Other current assets ............................       (307,488)          35,068           65,053
          Deferred tax assets .............................       (291,000)        (231,000)           3,000
          Other assets ....................................         76,308         (188,874)        (206,977)
          Accounts payable ................................        212,286        1,673,614         (497,055)
          Accrued liabilities .............................        198,153          319,860         (297,103)
          Income taxes payable ............................         95,736          173,000          (15,114)
          Deferred compensation ...........................        (50,178)        (262,071)        (261,272)
          Other liabilities................................        205,885              -                -
          Loan to officer-stockholder......................            -           (280,000)             -
                                                              ------------      -----------      -----------
Net cash provided by operating activities .................      1,240,929        1,689,988        2,114,958
                                                              ------------      -----------      -----------
Cash flows from investing activities:
  Cash acquired with acquisition...........................            -                -            203,323
  Acquisition of business .................................            -                -         (4,700,402)
  Purchases of capital assets .............................    (10,876,662)      (4,018,931)      (2,465,277)
  Proceeds from sales of capital assets ...................         24,115           33,041            1,683
                                                              -------------     -----------      -----------
Net cash used in investing activities .....................    (10,852,547)      (3,985,890)      (6,960,673)
                                                              -------------     -----------      -----------
Cash flows from financing activities:
    Debt assumed with acquisition .........................            -                -            451,126
    Borrowings under term loan ............................            -                -          2,500,000
    Borrowings under revolving credit facility ............      7,500,000              -          3,000,000
    Borrowings under lease facility........................        414,907          343,500              -
    Repayment of borrowings ...............................       (155,409)      (4,217,453)      (1,554,412)
    Repurchase of common stock ............................            -                -           (345,422)
    Proceeds from the issuance of common stock and
      common stock warrants, net...........................            -          7,614,608              -
    Proceeds from the exercise of stock options............        345,346          946,901           39,610
                                                              ------------      -----------      -----------
Net cash provided by financing activities .................      8,104,844        4,687,556        4,090,902
                                                              ------------      -----------      -----------
Effect of exchange rate changes............................        (74,182)         (74,405)          10,288
                                                              ------------      -----------      -----------
Net increase (decrease) in cash and cash equivalents ......     (1,580,956)       2,317,249         (744,525)
Cash and cash equivalents at beginning of year ............      3,425,390        1,108,141        1,852,666
                                                              ------------      -----------      -----------
Cash and cash equivalents at end of year ..................   $  1,844,434      $ 3,425,390      $ 1,108,141
                                                              ============      ===========      ===========
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Income taxes .........................................   $    280,000      $    38,000      $   139,000
     Loan interest ........................................   $    219,000      $   223,000      $   279,000
                                                              ============      ===========      ===========

   Unpaid purchases of capital assets.....................    $    529,245              -                -
                                                              ============      ===========      ===========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

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

     Contract revenues: Sales and related cost of sales on fixed-price contracts that require customization of standard products to customer specifications are recorded as title to these products transfers to the customer, which is generally on the date of shipment. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work in process inventory. Anticipated losses on contracts are charged to operations when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the initial units produced or based upon contractually established stages of completion.

     Inventories: Inventories are valued at the lower of average cost or market. Provision is made for potential losses on slow moving and obsolete inventories when identified.

     Foreign currency translation: The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". This statement provides that all balance sheet accounts be translated at year-end rates of exchange, except stockholders' equity accounts which are translated at historical rates. Income and expense accounts are translated at the average of exchange rates in effect during the year. The resulting translation adjustment is reported as a separate component of stockholders' equity and accumulated comprehensive income (loss). Realized foreign exchange transaction gains and losses, which are not material, are included in income.

     Comprehensive income (loss): In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS 130")". SFAS 130 defines comprehensive income, which includes items in addition to those reported in the statement of operations, and requires disclosures about the components of comprehensive income. Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by or distributions to stockholders. The Company has determined the components of comprehensive income
(loss) impacting the Company consists primarily of cumulative translation adjustments.

     Reclassifications and restatements: Certain prior-year amounts have been reclassified and restated to conform to the current year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

1. Summary of significant accounting policies (continued)

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

     Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets included in property, plant and equipment at December 29, 2001 and December 30, 2000 amounted to $7,967,000 and $7,428,000, respectively.

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

     Advertising: The Company expenses the cost of advertising and promotion as incurred. Advertising costs charged to operations were $232,000 in 2001, $215,000 in 2000 and $195,000 in 1999.

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

     Savings and Investment Plan: The Company's Savings and Investment Plan is a 401(k) plan (the "Plan") that provides eligible employees with the option to defer and invest up to 16% of their compensation, with 50% of the first 6% of such savings matched by the Company. The Company's contributions to the Plan were $185,000 in 2001, $163,000 in 2000 and $165,000 in 1999. The Board of
Directors may also authorize a discretionary amount to be contributed to the Plan and allocated to eligible employees annually. The amount contributed to the Plan was $45,000 in 2000. No discretionary contribution amounts were authorized for 2001 and 1999.

     Stock-based compensation: Effective December 31, 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation," which permitted the Company to elect to account for stock-based compensation arising under its stock option and stock subscription plans and key employee incentive plan by using a fair value based method or continuing to measure compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to continue using the intrinsic value method and make the pro forma disclosures required by Statement No. 123 of net income and net income per share as if the fair value based method of accounting had been applied (see Note 9). Since the Company generally grants options and rights to subscribe to purchase shares at or near the market price of the underlying share on the date of grant, it will not be required to recognize compensation expense as a result of such grants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

1. Summary of significant accounting policies (continued)

     Research and development: Research and development expenditures of $3,382,000 in 2001, $1,871,000 in 2000 and $2,096,000 in 1999 were expensed as incurred.

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

     The calculation of diluted net income per common share is similar to that of basic net income per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable under stock options, were issued during the reporting period (see Notes 9 and 12).

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

     Recent Accounting Pronouncements: The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which established new accounting and reporting standards and requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded as assets or liabilities in the balance sheet measured at fair value. SFAS No. 133 requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has adopted the provisions of the Statement in 2001. The Company does not currently hold derivative instruments or engage in hedging activities and therefore the adoption of SFAS No. 133 has not had any impact on the Company's financial position, results of operations or cash flows.

     On June 30, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and eliminates the pooling method of accounting. SFAS No. 141 will not have an impact on the Company's business since the Company has accounted for all of its business combinations using the purchase method of accounting.

     With the adoption of SFAS No.142, which was adopted by the Company on December 30, 2001, goodwill will no longer be subject to amortization over its estimated useful life. However, goodwill will be subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment. The Company is required to perform a fair value based goodwill impairment test. In addition, under SFAS No. 142, an acquired intangible asset should be separately recognized if the benefit of the intangible is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged. Intangible assets will be amortized over their estimated useful lives. Any write-down of goodwill would be charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. On an annualized basis, the Company expects that the adoption of this accounting standard will reduce the amortization of goodwill and intangibles by approximately $150,000 commencing in 2002, unless future impairment reviews result in periodic write-downs of goodwill.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which requires the fair value for an asset retirement obligation to be recorded in the period in which it is incurred. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier option encouraged. The Company does not expect that the adoption of SFAS No. 143 will have a material impact on the Company's financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

1. Summary of significant accounting policies (continued)

     In August 2001, the Financial Accounting Standards Board issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal periods beginning after December 15, 2001. SFAS No.144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The Company does not expect that the adoption of SFAS No. 144 will have a material impact on the Company's financial position or results of operations.

2. Delaware reincorporation

     On February 22, 2001, the Company (previously incorporated in the State of New Jersey) was reincorporated in the State of Delaware. In connection with the reincorporation, each share of Common Stock, par value $.50 per share, of the Company prior to the reincorporation was converted into one share of Common Stock, par value $.01 per share, of the Company, as reincorporated in Delaware. As a result of the reincorporation, the authorized capital stock of the Company was increased to 20 million shares of Common Stock, par value $.01 per share (from 5 million shares of Common Stock prior to the reincorporation), and one million shares of Preferred Stock, par value $.01 per share.

     Common stock and additional paid-in capital for all prior years in the accompanying financial statements have been restated to give effect to the reincorporation. The Company incurred $330,000 of costs in connection with the reincorporation in Delaware. Such expense is reflected as a reincorporation charge in the accompanying statement of operations. The reincorporation charge net of tax benefits was $198,000 or $.07 per share in 2001.

     The Board of Directors has the authority to issue up to one million shares of Preferred Stock and to fix the number of shares constituting any series and the designation of such series, and to determine the preferences, rights and qualifications or limitations of such series of Preferred Stock, without any further vote or action by the Company's stockholders.

3. Private Placements of Common Stock and Warrants to Purchase Common Stock

     On April 7, 2000, the Company entered into a stock purchase and exclusivity agreement with Ericsson Microelectronics, A.B. ("Ericsson") and Ericsson Holding International, B.V. ("EHI") pursuant to which the Company sold to EHI 375,000 shares of Common Stock, representing approximately 17.5% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $3,375,000. The stock purchase and exclusivity agreement also provides that the Company will design, develop and produce exclusively for Ericsson Multi-Mix(R) products that incorporate active RF power transistors for use in wireless base station applications, television transmitters and certain other applications that are intended for Bluetooth transceivers. The Company also agreed that it will generally be the priority supplier for such products.

     In connection with EHI's purchase of the Company's Common Stock, the Company and EHI also entered into a registration rights agreement which provides EHI with two demand registrations at any time following April 7, 2002.

     On October 26, 2000, the Company entered into subscription agreements for common stock and three-year warrants to purchase shares of Common Stock ("Warrants") with a group of investors led by Adam Smith Investment Partners, L.P. and certain of its affiliates (the "Adam Smith Investors"), EHI, and three members of the board of directors of the Company (the "Director Investors"). The Company sold to the investors units at a price of $12.80 per unit, each unit consisting of one share of Common Stock and one Warrant with an exercise price of $21.25, which expire on October 26, 2003 ("Units"). The Adam Smith Investors purchased 240,000 Units, EHI purchased 100,000 Units and the Director Investors purchased 20,000 Units for an aggregate purchase price of $4,608,000. The Common Stock portion of the Units represented an aggregate of approximately 14% of the outstanding Common Stock of the Company after giving effect to the sales.

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

     In connection with the purchase by EHI and the Adam Smith Investors of Merrimac Common Stock and Warrants, the Company, EHI and the Adam Smith Investors also entered into registration rights agreements which provide EHI and the Adam Smith Investors each with two demand registrations at any time following October 26, 2002. See Note 17 Subsequent event regarding the adjustments to the exercise price of the Warrants and the increase in the number of shares subject to the Warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

4. Acquisition of Filtran Microcircuits Inc.

     In February 1999, the Company completed the acquisition of all of the outstanding stock of privately held Filtran Microcircuits Inc. ("FMI") of Ottawa, Ontario, Canada. FMI is a manufacturer of microwave micro-circuitry. The purchase price of $4,700,000 which included $203,000 cash and included the assumption of $451,000 existing indebtedness, was financed by utilizing an existing unused credit facility. The acquisition has been accounted for as a purchase, and, accordingly, the purchase price has been allocated to the underlying assets and liabilities based on their estimated fair values at the date of acquisition, with the excess cost of $3,179,000 initially recorded as goodwill which is being amortized over 20 years.

     The unaudited pro forma combined results for the comparative period presented for 1999, as if FMI had been acquired at the beginning of 1999, are estimated to be as follows:


                                                               1999
                                                            -----------
        Net sales ......................................    $21,027,000
        Net income .....................................        201,000
        Diluted net income per share ...................           $.11


     The pro forma results are based on various assumptions and are not necessarily indicative of what would have actually occurred had the acquisition and related financing transactions been completed at the beginning of 1999, nor are they necessarily indicative of future consolidated results.

5. Inventories

Inventories consist of the following:

                                                          2001          2000
                                                      -----------    ----------

Finished goods ...................................     $  490,135    $  363,387
Work in process ..................................      2,057,036     1,493,784
Raw materials and
  purchased parts ................................      2,250,034     1,770,364
                                                       ----------    ----------
                                                       $4,797,205    $3,627,535
                                                       ==========    ==========

     Total inventories are net of valuation allowances for obsolescence of $991,000 in 2001 and $1,018,000 in 2000. The Company disposed of $212,000 and
$300,000 of obsolete inventories in 2001 and 2000, respectively.

6. Property, plant and equipment

Property, plant and equipment consists of the following:

                                                         2001           2000
                                                     -----------   -----------

Land and land improvements .......................   $   666,045   $   673,220
Building .........................................     6,071,027     2,891,844
Machinery and equipment ..........................    19,444,756    12,395,396
Office equipment,
   furniture and fixtures ........................     7,386,823     6,829,328
                                                     -----------   -----------
                                                     $33,568,651   $22,789,788
                                                     ===========   ===========

     Included in building and machinery and equipment are $7,045,000 of capital assets that have not been placed in service at December 29, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

7. Current and long-term debt:

The Company was obligated under the following debt instruments at December 29, 2001 and December 30, 2000:

                                                                       2001          2000
                                                                    ----------     ----------
  Fleet Bank (A):
     Revolving credit facility, interest 1/2% below prime ........  $4,000,000      $    -
     Mortgage loan, callable March 2007, interest 1/2% below prime   3,500,000           -

  The Bank of Nova Scotia (B):
     Capital leases, interest 7.0%, due October 2002..............     131,662       211,600
     Capital leases, interest 8.7%, due May 2005..................     248,191       311,160
     Capital leases, interest 7.3%, due April 2006................     197,033            -
     Capital leases, interest 7.9%, due June 2006.................     163,314            -
                                                                     ---------      --------
                                                                     8,240,200       522,760
     Less current portion.........................................   4,368,565       119,932
                                                                    ----------      --------
     Long-term portion............................................  $3,871,635      $402,828
                                                                    ==========      ========


     (A) The Company commenced borrowing in April 2001 under its existing revolving credit facility with Fleet Bank (formerly Summit Bank), at an interest rate of one-half percent below the bank's floating prime rate, which was 7.0% at that time. During 2001, the Company borrowed an aggregate amount of $7,500,000 under this facility. The weighted average interest rate on the borrowings under this facility during 2001 was 5.7% and the year-end interest rate was 4.25%.

     During the first quarter of 2002, the Company obtained an additional increase of $2,500,000 in the Company's lines of credit with Fleet Bank which were increased to a total of $10,000,000, $3,500,000 of which consists of a first mortgage callable in March 2007 on the Company's West Caldwell, New Jersey manufacturing facility. The revolving line of credit of $6,500,000 expires June 2002 and management expects that Fleet Bank will agree to an extension thereof.

     The Company successfully completed a private placement of 528,400 shares of Company Common Stock on February 28, 2002 that raised $5,284,000 before offering expenses. The Company repaid the Fleet Bank revolving credit facility from the proceeds of that offering. The Company currently has $6,500,000 available under its existing revolving credit facility.

     As a result of the closing of mortgage financing with Fleet Bank in March 2002, the Company classified $3,500,000 as long-term debt in the December 29, 2001 balance sheet, as the Company has refinanced a portion of its current debt with long-term financing after the close of its fiscal year-end.

     The revolving credit facility and mortgage loan are secured by substantially all assets located within the United States.

     (B) Capital leases included in property, plant and equipment, net, have a depreciated cost of approximately $632,000 at December 29, 2001 and $192,000 at December 30, 2000.

     At December 29, 2001 and December 30, 2000, the fair value of the Company's debt approximates carrying value. The fair value of the Company's long-term debt is estimated based on current interest rates.


     The payments required under the long-term obligations listed above during the years following December 29, 2001 are set forth below:

                               2002 ................................ $4,368,565
                               2003 ................................    289,510
                               2004 ................................    299,113
                               2005 ................................    335,522
                               2006 ................................    278,740
                               Thereafter...........................  2,668,750

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

8. Accrued liabilities

Accrued liabilities consist of the following:
                                                      2001              2000
                                                   ----------        ----------
Commissions ...................................... $  464,121        $  362,623
Vacation .........................................    122,932           107,439
Employee compensation ............................    567,679           317,177
Warranty reserve .................................    150,000           150,000
Deferred compensation ...........................      39,000            48,980
Other  ...........................................    276,573           445,909
                                                   ----------        ----------
                                                   $1,620,305        $1,432,128
                                                   ==========        ==========

9. Stock option and stock purchase plans

     Under the Company's 1993 Stock Option Plan, 324,210 shares of common stock were initially reserved for issuance. The 1993 Option Plan provides for issuance of incentive and non-qualified stock options. The incentive options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. The non-qualified options may be granted to employees at an exercise price determined by the Stock Option Committee of the Board of Directors which may not be less than par value. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of December 29, 2001, options for the purchase of a total of 187,770 shares remained outstanding of which 182,270 are exercisable under the 1993 Option Plan, and options for 23,375 shares were available for future grant.

     The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the closing price on the date the option is granted. Such options are exercisable after the grant or at any time before the fifth anniversary of the grant.

     In 1997, the Company's stockholders approved a long-term incentive plan ("LTIP") pursuant to which 275,000 shares of the Company's common stock were initially reserved for grant to eligible employees. The LTIP provides for issuance of Incentive Stock Options, Non-qualified Stock Options, Bonus Stock and Discounted Stock Options. Under this plan, the Company may grant to employees who hold positions no more senior than mid-level management, discounted stock options for up to 110,000 shares of common stock, with the option price per share of common stock to be at least greater than or equal to 50% of the fair market value of the common stock on the date of grant. In 1997, discounted stock options for the purchase of 6,900 shares were granted at $14.00, a discount of $3.00 below the fair market value at the date of grant. During 1998, discounted options were granted for the purchase of 10,825 shares at $9.75, a discount of $1.50 below the fair market value at the date of grant and 7,200 shares at $11.75, a discount of $2.88 below fair market value at the date of grant. As of December 29, 2001, options for the purchase of 201,164 shares remain outstanding, of which 169,014 are exercisable under the LTIP.

     In 2001, the Company's stockholders approved a stock option plan pursuant to which 175,000 shares of the Company's common stock were reserved for issuance of incentive and non-qualified stock options. The options may not be issued at less than 100% of the fair market value of the shares on the date of grant and they may be exercised at any time between one and ten years from the date of grant. Such options may become exercisable immediately after the grant and/or at any time before the tenth anniversary of the grant. As of December 29, 2001, options for the purchase of a total of 32,900 shares remained outstanding of which 15,000 are exercisable under the 2001 Option Plan, and options for 142,100 shares were available for future grant.

     The non-qualified options may also be granted to non-employee directors, provided the option price is at least equal to the fair market value on the date the option is granted. Annual options granted to non-employee directors are exercisable after the grant or at any time before the fifth anniversary of the grant.

     In addition, non-qualified options for the purchase of a total of 33,000 shares remained outstanding and exercisable as a result of grants by the Board of Directors in 1996 to non-employee directors at fair market value on the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

9. Stock option and stock purchase plans (continued)

     A summary of all stock option activity and information related to all options outstanding follows:

                                            2001                      2000                        1999
                                    ------------------         -------------------         -------------------
                                    Weighted                   Weighted                    Weighted
                                    average     Shares         average     Shares          average     Shares
                                    exercise   or price        exercise   or price         exercise   or price
                                      price   per share          price   per share           price   per share
                                    -------------------        -------------------         -------------------
Outstanding,
beginning of year ...............    $ 9.64    447,194            $9.51   500,734           $10.66   392,893
Granted   .......................     13.60     38,100             7.36    52,950             6.79   158,500
Exercised .......................      6.93    (24,760)            9.33   (89,164)
Cancelled .......................     10.60     (5,700)            8.11   (17,326)            9.93   (50,659)
                                    -------------------        -------------------         -------------------
Outstanding at end of year.......     10.11    454,834             9.64   447,194             9.51   500,734
                                    -------------------        -------------------         -------------------
Exercisable at end of year.......    $ 9.81    399,284            $9.63   340,644           $10.24   318,008
                                    -------------------        -------------------         -------------------
Option price range at end of year         $5.00-$15.50               $5.00-$15.50               $5.00-$13.64
                                    -------------------        -------------------         -------------------
Weighted average estimated fair
 value of options granted during
 the year........................                $2.22                      $3.44                      $2.57
                                    -------------------        -------------------         -------------------

     The approximate weighted average of the remaining contractual life of the outstanding options at December 29, 2001 was 5.8 years.

     In 2001, the Company's stockholders approved a stock purchase plan pursuant to which 250,000 shares of the Company's common stock were initially reserved for sale to eligible employees. Under this plan, the Company may grant employees the right to subscribe to purchase shares of common stock from the Company at 85% of the market value on specified dates and pay for the shares through payroll deductions over a period of up to 27 months.

A summary of stock purchase plan subscription activity is as follows:

                                            2001                       2000                        1999
                                    -------------------        -------------------         -------------------
                                    Weighted                   Weighted                    Weighted
                                    average     Shares         average    Shares           average     Shares
                                    exercise   or price        exercise   or price         exercise   or price
                                      price   per share          price   per share           price   per share
                                    -------------------        -------------------         -------------------
Subscribed,
 beginning of year ..............   $ 5.95      28,866            $6.14    50,392           $10.35    11,806
Subscribed ......................    12.50      20,969                                        5.95    53,969
Purchased .......................     5.97     (29,116)            6.47   (17,900)            4.82    (7,904)
Cancelled .......................    12.50      (1,380)            5.95    (3,626)            7.02    (7,479)
                                    -------------------        -------------------         -------------------
Subscribed at end of year........   $12.50      19,339            $5.95    28,866           $ 6.14    50,392
                                    -------------------        -------------------         -------------------
Subscription price
 range, end of year..............               $12.50                      $5.95               $5.95-$11.03
                                    -------------------        -------------------         -------------------
Weighted average estimated
 fair value of rights granted
 during the year ................                $3.07                        -                        $2.68
                                    -------------------        -------------------         -------------------

     The weighted average remaining contractual life of an outstanding stock subscription at December 29, 2001 was approximately 1.7 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

9. Stock option and stock purchase plans (continued)

2001 Key Employee Incentive Plan:

     In June 2001, the stockholders of the Company approved the 2001 Key Employee Incentive Plan, which provides for an award consisting of restricted stock of approximately five percent of the average number of outstanding shares of Company Common Stock during a six-month period upon the attainment of an average market capitalization during the same six-month period of $50,000,000, and an additional award of approximately five percent of the average number of outstanding shares upon the attainment of an average market capitalization during a subsequent six-month period of $80,000,000. Any shares of restricted stock awarded vest annually over a three-year period. The previous plan, the 2000 Key Employee Incentive Plan was cancelled in April 2001.

     The Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its Key Employee Incentive Plan. Under such accounting, compensation expense will begin to be recorded once the target market capitalizations are achieved. Accordingly, for the year ended December 29, 2001, the Company did not record any compensation expense with respect to the Plan.

     SFAS No. 123 "Accounting for Stock-Based Compensation" requires the disclosure of pro forma net income and net income per share as if the Company adopted the fair value method of accounting for stock-based awards. The Company has determined the fair value of shares which may be awarded to key employees under the 2001 Key Employee Incentive Plan as if the shares were awarded on the date of the approval of the Plan by the stockholders. The Company has estimated the fair value of the restricted stock awards, vesting on a straight-line basis over a three-year period using the Black-Scholes option valuation model utilizing the assumptions as set forth below in 2001.

     As explained in Note 1, the Company has adopted the disclosure-only provisions of Statement No. 123. Accordingly, no earned or unearned compensation cost was recognized in the accompanying consolidated financial statements for stock options and stock purchase plan subscription rights granted in 2001, 2000 and 1999.

     The table below sets forth the pro forma net income (loss) and the pro forma diluted net income (loss) per share information as calculated in accordance with Statement No. 123.

                                                  2001       2000        1999
                                                --------    --------   --------
Net income - as reported  ..................... $ 24,079    $315,056   $242,255
Net income (loss) - pro forma  ................ (257,921)     21,056    (75,745)
                                                ========    ========   ========

Net income per share - as reported ............    $ .01        $.14      $ .14
Net income (loss) per share - pro forma .......    $(.09)       $.01      $(.04)
                                                ========    ========   ========

     The Statement No. 123 method of accounting has been applied to options granted in periods after December 31, 1994 and the resulting pro forma compensation expense may not be indicative of pro forma expense in future years.

     The fair value of each of the options and purchase plan subscription rights granted in 2001, 2000, and 1999 was estimated on the date of grant using the Black-Scholes option valuation model.

     The following weighted average assumptions were utilized:

                                                   2001       2000        1999
                                                  -----      ------      ------
Expected option life (years).....................   2.9         4.5        3.0
Expected volatility.............................. 35.00%     50.00%     40.00%
Risk-free interest rate..........................  4.00%      6.00%      6.25%
Expected dividend yield..........................  0.00%      0.00%      0.00%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

10. Income taxes

     The provision (benefit) for income taxes consists of the following components:

                                            2001           2000           1999
Current tax provision (benefit):         ----------     ----------     ---------
   Federal .........................     $  (4,000)    $(439,000)     $(219,000)
   Foreign .........................       (14,000)      299,000        (12,000)
   State ...........................       (22,000)     (120,000)       (64,000)
                                         ----------     ----------     ---------
                                           (40,000)     (260,000)      (295,000)
                                         ----------     ----------     ---------
Deferred tax provision (benefit):

   Federal .........................      (113,000)      240,000        256,000
   Foreign..........................       (52,000)       20,000            -
   State ...........................        85,000        70,000         74,000
                                         ----------     ---------      ---------
                                           (80,000)      330,000        330,000
                                         ----------     ---------      ---------
Provision (benefit) for income taxes     $(120,000)    $  70,000      $  35,000
                                         ==========     =========      =========

     Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at December 29, 2001 and December 30, 2000 are as follows:

                                                           2001           2000
                                                         --------      ---------
Current deferred tax assets:
  Inventory valuation allowance ...................    $  384,000    $  395,000
  Capitalized inventory costs .....................        47,500        50,000
  Warranty cost ...................................        64,500        64,500
  Deferred compensation ...........................        17,000        21,000
  Net operating loss carryforwards.................           -         556,000
  Other ...........................................        35,000        84,500
                                                       ----------    ----------
                                                          548,000     1,171,000
  Less valuation allowance.........................           -        (300,000)
                                                       ----------    ----------
  Net current deferred tax assets .................       548,000       871,000
                                                       ----------    ----------
Non-current deferred tax assets:
  Deferred compensation ...........................        67,000        80,000
  Net operating loss carryforwards.................     1,175,000           -
  Capitalized leases...............................       246,000           -
  Other............................................         6,000         6,000
                                                       ----------    ----------
                                                        1,494,000        86,000
  Less valuation allowance.........................      (300,000)          -
                                                       ----------    ----------
                                                        1,194,000        86,000
                                                       ----------    ----------

Non-current deferred tax liabilities:
  Depreciation and amortization ...................      (936,000)     (469,000)

  State income taxes ..............................           -         (44,000)
  Research and development credits.................       (22,000)      (31,000)
                                                       ----------    ----------
                                                         (958,000)     (544,000)
                                                       ----------    ----------
  Net non-current deferred tax assets (liabilities)       236,000      (458,000)
                                                       ----------    ----------
       Net deferred tax assets ....................    $  784,000    $  413,000
                                                       ==========    ==========

     The Company reclassified its net operating loss carryforwards and the valuation allowance temporary differences thereon from current to non-current in 2001 based upon a reassessment of the expected utilization dates of such items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

10. Income taxes (continued)

     The statutory federal income tax rate is reconciled to the effective tax rate computed by dividing the provision (benefit) for income taxes by income
(loss) before income taxes as follows:

                                                         2001        2000        1999
                                                        ------      ------      ------
Statutory rate .......................................  (34.0%)      34.0%       34.0%

Effect of:
   State income tax, net of federal income tax effects   43.3        (8.6)        3.2
   Foreign sales corporation income ..................  (41.6)       (5.3)      (15.7)
   Research and development credits .................. (145.3)      (30.3)      (32.9)
   Goodwill amortization .............................   52.7        13.6        16.2
   Other .............................................   (0.2)       14.8         7.8
                                                        ------      ------      ------
Effective tax rate ................................... (125.1%)      18.2%       12.6%
                                                        ======      ======      ======

     As of December 29, 2001, the Company had net operating loss carryforwards for both Federal and state income tax purposes of approximately $2,800,000, which are available to offset future taxable income through 2021 and 2008, respectively. Also, the Company has approximately $685,000 of future tax deductions related to the exercise of employee stock options. In addition, the Company has Federal income tax credit carryforwards of approximately $80,000 expiring through 2021.

     Due to the uncertainties related to, among other things, the extent and timing of its future taxable income, the Company recorded a deferred tax asset valuation allowance of $300,000 in fiscal year 2000 as current and reclassified such valuation allowance to non-current in 2001.

     The provision (benefit) for foreign income taxes is based upon foreign income or loss before income taxes as follows: a loss of $20,000 for 2001 and $1,000,000 of income for 2000.

     Deferred Federal and state income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be invested permanently in those operations. At December 29, 2001, the cumulative earnings of foreign subsidiaries were approximately $700,000. The amount of unrecognized deferred tax liability on the undistributed cumulative earnings was approximately $100,000.

11. Business segment and geographic data

     The Company's operations are conducted primarily through two business segments: (1) electronic components and (2) microwave micro-circuitry. These segments, and the principal operations of each, are as follows:

     Electronic components: Design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics for communications, defense and aerospace applications. Of the identifiable assets, 85% are located in the United States and 15% are located in Costa Rica.

     Microwave micro-circuitry: Design, manufacture and sale of microstrip, bonded stripline and thick metal-backed Teflon(R) (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications. Identifiable assets are located in Canada.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

11. Business segment and geographic data (continued)

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

                                                2001             2000              1999
                                               -----------------------------------------
                                                     (In thousands of dollars)
Industry segments:
    Sales to unaffiliated customers:
             Electronic components             $21,383          $17,118          $17,003
             Microwave micro-circuitry           4,410            5,918            3,394
                                               -------          -------          -------
             Consolidated                      $25,793          $23,036          $20,397
                                               =======          =======          =======

    Income (loss)  before provision
        for income taxes:
      Operating income (loss):
             Electronic components             $  (319)         $  (893)         $   242
             Microwave micro-circuitry             206            1,337              256
      Interest and other (expense)
        income, net                                 17              (59)            (221)
                                               -------          --------         -------
             Consolidated                      $   (96)         $   385          $   277
                                               =======          =======          =======

      Identifiable assets:
             Electronic components             $29,983          $18,805          $14,939
             Microwave micro-circuitry           5,166            5,284            4,794
             Corporate                           1,844            3,425            1,108
                                               -------          -------           ------
             Consolidated                      $36,993          $27,514          $20,841
                                               =======          =======           ======

      Depreciation and amortization:
             Electronic components             $ 2,049          $ 1,598          $ 1,331
             Microwave micro-circuitry             317              399              305
                                               -------          -------           ------
             Consolidated                      $ 2,366          $ 1,997          $ 1,636
                                               =======          =======           ======
      Capital expenditures, net:
             Electronic components             $10,404          $ 3,365          $ 2,166
             Microwave micro-circuitry             449              621              297
                                               -------          -------           ------
             Consolidated                      $10,853          $ 3,986          $ 2,463
                                               =======          =======           ======
      Geographic areas:
        Sales to unaffiliated customers:
             North America                     $20,471          $20,514          $17,060
             Europe                              3,795            1,260            1,792
             Far East                            1,278            1,208            1,527
             Other                                 249               54               18
                                               -------          -------           ------
             Consolidated                      $25,793          $23,036          $20,397
                                               =======          =======           ======


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

11. Business segment and geographic data (continued)

     The Company's customers are primarily major industrial corporations that integrate the Company's products into a wide variety of defense and commercial systems. The Company's customers include The Boeing Company, Raytheon Company, Northrop Grumman Corporation, Lockheed Martin Corporation, Loral Space & Communications Ltd., TRW, Inc. and General Dynamics Corporation. Sales to the foreign geographic area of Europe were 14.7% of net sales in 2001. Sales to any one foreign geographic area did not exceed 10% of net sales for 2000 and 1999. Sales to Lockheed Martin Corporation were 13.8%, 12.2% and 10% of net sales in 2001, 2000 and 1999, respectively. Sales to The Boeing Company (which acquired the space and communications business from Hughes Electronics Corporation, a former customer of the Company, in 2000) were 15.0% and 9.1% of net sales in 2001 and 2000, respectively. Pro forma combined sales to The Boeing Company and Hughes Electronics Corporation were 21.3% of net sales in 1999. In 1999, sales to The Boeing Company were 10.4% and sales to Hughes Electronics Corporation were 10.9% of net sales, respectively.

     Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and approximately 49% of its receivables at December 29, 2001 were from five customers. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations performed by the Company.


12. Net income per common share

     The following table summarizes the calculation of basic and diluted net income per common share for 2001, 2000 and 1999:

                                                                         2001          2000            1999
                                                                      ----------------------------------------

Numerator:
Net income available to common stockholders .......................... $   24,079    $ 315,056    $  242,255
                                                                      ----------------------------------------
Denominator:
Weighted average shares outstanding for basic net income per share ..   2,623,924    2,134,542     1,746,968
Effect of dilutive securities - stock options                             111,865      175,265        18,863
                                                                      ----------------------------------------
Weighted average shares outstanding for diluted net income per share..  2,735,789    2,309,807     1,765,831
                                                                      ----------------------------------------
Net income per share - basic .......................................         $.01         $.15          $.14
Net income per share - diluted .....................................         $.01         $.14          $.14
                                                                      ----------------------------------------

     At December 29, 2001, there were 360,000 common stock warrants outstanding excluded from the calculation of dilutive securities because the warrant exercise price of $21.25 was greater than the average market value of the common shares. See Note 17 Subsequent event.

     If the sales of 375,000 shares of Company Common Stock on April 7 and 360,000 Units on October 26, 2000 referred to in Note 3 had occurred at the beginning of the year, the pro forma basic and diluted weighted average number of common shares outstanding for fiscal year 2000 would have been:

Basic:
Actual.............................................     2,134,542
Adjustments for sales of:
Common stock, April 7, 2000........................        98,902
Units, October 26, 2000 ...........................       294,725
                                                        ---------
Basic - pro forma..................................     2,528,169
Effect of dilutive securities-
  stock options....................................       175,265
                                                        ---------
Diluted - pro forma................................     2,703,434
                                                        =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

13. Commitments and contingencies

Lease commitments:

     The Company leases real estate and equipment under operating leases expiring at various dates through February 2006. The leases include provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, repairs and maintenance.

     Total rental expense charged to operations amounted to $141,000 in 2001, which is net of $265,000 of construction period rent capitalized to fixed assets and $87,000 of amortization of facility sharing prepayments. Total rental expense charged to operations amounted to $244,000 in 2000 and $217,000 in 1999. Future minimum lease payments, net of contractual facility sharing cost reductions of $87,000 per year through 2004 (see following: Lease modification and facility sharing agreement), under noncancellable operating leases with an initial term exceeding one year are as follows:

2002.............................. $358,000
2003..............................  369,000
2004..............................  387,000
2005..............................  423,000
2006..............................   44,000

Lease modification and facility sharing agreement:

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

     In connection with the transaction, the Company received $200,000 from its customer and will receive further payments of $250,000 over a two-year period. The Company will reduce its facility occupancy expenses by approximately $87,000 during each of the next four years that commenced January 2000 to an aggregate amount of approximately $348,000.

     The Company deferred approximately $102,000 of costs at December 30, 2000 incurred in connection with entering into this agreement and other incremental costs, for the purpose of providing this customer with trained personnel and certain other services required for their dedicated manufacturing capability. Such costs classified in the balance sheet as other assets at December 30, 2000 were recovered through the $200,000 payment received in January 2001 as described above, and at December 29, 2001, the unamortized amount of $12,000 of the initial payment is included in deferred liabilities.

     Capital leases included in property, plant and equipment at December 29, 2001 are as follows:

Machinery and equipment............ $892,000
Less accumulated depreciation......  260,000
                                    --------
Total.............................. $632,000
                                    ========

     Future minimum lease payments under capital leases and the present value of such payments as of December 29, 2001 is as follows:

2002............................... $288,000
2003...............................  151,000
2004...............................  151,000
2005...............................  175,000
2006...............................  106,000
                                    --------
Total minimum lease payments.......  871,000
Less amount representing interest..  131,000
                                    --------
Present value of total minimum
           lease payments.......... $740,000
                                    ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

13. Commitments and contingencies (continued)

Purchase obligations:

     The Company intends to issue commitments to purchase $2,800,000 of capital equipment from various vendors. The Company has an outstanding balance of work to be completed on a purchase order issued to a general contractor for approximately $100,000 for the final completion of the 19,200 square-foot building addition to its West Caldwell, New Jersey manufacturing facility. The Company anticipates that such equipment will be purchased and become operational and the building expansion will be completed during the second quarter of 2002.

Consulting and employment agreements; deferred compensation:

     The Company has been a party to an employment agreement with its Chairman, President and Chief Executive officer that provides him with a minimum annual salary of $240,000 for an initial term and automatically renews for successive twelve-month periods thereafter unless terminated pursuant to the terms of the agreement. On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan will be calculated at a variable interest rate based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company will forgive 20% of the amount due under this loan and the accrued interest thereon. During 2001, the amount of $56,000 principal and $23,000 of accrued interest was forgiven.

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

     The Company entered into a consulting agreement on January 1, 1998 with a director of the Company. The term of the consulting agreement, which initially ended on January 1, 1999, automatically renews for successive twelve-month periods until terminated pursuant to the terms of the agreement. The consulting agreement provides this director with an annual fee of $36,000 for his services.

     The Company is a party to a stockholder's agreement, dated as of October 30, 1998, with a former director and Chairman of the Company. Pursuant to the stockholder's agreement, this former director is required to vote his shares of Common Stock as directed by the Board of Directors or the Chief Executive Officer of the Company, and was paid $50,000 for ten months of consulting services in 2001. There are no future consulting service commitments and no other obligations of the Company pursuant to such agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

13. Commitments and contingencies (continued)

     The Company is party to a retirement agreement effective January 1997, with its former Vice President, Secretary and Controller, that provides him with annual payments of $30,000 for ten years.

     In connection with the consulting and retirement agreements described above, the Company recognized deferred compensation expense of approximately $11,000 in 2001, $13,000 in 2000, $37,000 in 1999. The Company accrues the present value of the estimated future payments over the periods of the projected term of each of the respective agreements. The minimum benefits payable in 2002 are estimated to be $39,000 and the present value of the estimated future consulting and retirement benefits payable beyond 2002 and accrued as of December 29, 2001 is approximately $156,000.

Litigation:

     The Company is a party to lawsuits, both as a plaintiff and as a defendant, arising from the normal course of business. It is the opinion of management, that the disposition of these various lawsuits will not have a material adverse effect to the consolidated financial position or results of operations of the Company.

14. Restructuring and related charges

     As a result of accelerating the transfer of increased levels and complexity of production to the Company's Costa Rica manufacturing facility, the Company implemented a reduction of its workforce and provided severance benefits to certain employees during the first quarter of 2000. The restructuring charge for the first quarter of 2000 was $315,000, and charges net of tax benefits of $189,000 or $.10 per diluted share and $ .08 per diluted share for the year, as a result of increases in common shares from private placements after the first quarter 2000. The reduction in workforce affected fifteen persons, primarily electronic components manufacturing labor, and the full amount of the restructuring charge has been paid.

15. Transactions with management and loans to officer-stockholder

     In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company extended to Mr. Carter a loan of $255,000 in connection with the purchase of these shares. In addition, the Company amended a prior loan to Mr. Carter of $105,000. The total of $360,000 is due May 4, 2003 and interest payments (except as described below) are due quarterly, calculated at a variable interest rate based on the prime rate of the Company's lending bank. However, payment of interest that accrued from November 1998 until November 1999 was deferred and payment of interest that will accrue from November 2001 until November 2002 will be deferred until May 4, 2003. Payment of the loan is secured by the pledge of 33,000 shares of Common Stock purchased by Mr. Carter with the proceeds of the loans and Mr. Carter has agreed to restrictions on the resale of these shares of Common Stock. The sale of these shares of Common Stock was exempt from registration under the Securities Act of 1933, as amended ("the Act"), as a transaction not involving a public offering under Section 4(2) of the Act.

     On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan will be calculated at a variable interest rate based on the prime rate of the Company's lending bank, payable in accordance with Mr. Carter's employment agreement. Each year the Company will forgive 20% of the amount due under this loan and the accrued interest thereon. During 2001, the amount of $56,000 principal and $23,000 of accrued interest was forgiven.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

16. Stockholder Rights Plan

     On March 5, 1999, the Board of Directors of the Company approved a stockholder rights plan and declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable on March 19, 1999 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right will entitle the holder to purchase from the Company, upon the occurrence of certain events, one share of Common Stock for $25.00.

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

17. Subsequent event: Private placement of common stock

     On February 28, 2002, the Company entered into a stock purchase agreement with DuPont Electronic Technologies pursuant to which the Company sold 528,400 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont Electronic Technologies have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont Electronic Technologies, was appointed to the Company's Board of Directors. As a result of this sale, certain contractual anti-dilution provisions affected both the Warrant exercise price and the number of shares subject to the Warrants (See Note 3 Private placements of Common Stock and Warrants to purchase Common Stock). The exercise price of the Warrants issued in October 2000 was reduced to $17.80, the number of shares subject to the Warrants was increased to 429,775 and the expiration date remained unchanged.

END OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

QUARTERLY FINANCIAL INFORMATION

     Summarized quarterly unaudited financial data reported for 2001 and 2000 follows:

2001                                       March 31        June 30       September 29      December 29
                                          ----------      ----------     ------------      -----------
Net sales .............................   $6,090,367      $6,766,165      $5,812,301       $7,123,798
Gross profit ..........................    3,145,911       3,605,367       2,923,115        3,604,617
Net income (loss)(A)...................      (30,696)        136,451        (209,339)         127,663
                                          -----------     ----------     -----------       -----------
Net income per (loss) share - basic ...        $(.01)           $.05           $(.08)            $.05
Net income per (loss) share - diluted..        $(.01)           $.05           $(.08)            $.05
                                          -----------     ----------     -----------       -----------
2000                                        April 3         July 1       September 30      December 30
                                          -----------     ----------     ------------      -----------

Net sales .............................   $4,911,373      $4,949,424      $6,437,186       $6,737,699
Gross profit ..........................    2,475,026       2,344,948       3,134,690        3,231,089
Net income (loss)(B)...................     (164,387)         39,705         219,144          220,594
                                          ----------      ----------     -----------       -----------
Net income per (loss) share - basic ...        $(.09)           $.02            $.10            $(.09)
Net income per (loss) share - diluted..        $(.09)           $.02            $.09            $(.08)
                                          ----------      ----------     -----------       -----------



(A) Reflects the effects of the first quarter 2001 reincorporation charge of $330,000 (see Note 2) which reduced net income by $198,000 or $.07 per share for fiscal year 2001.

(B) Reflects the effects of the first quarter 2001 restructuring charge of $315,000 (see Note 14) which reduced net income by $189,000 or $.08 per share for fiscal year 2000.




QUARTERLY COMMON STOCK DATA

                                        2001                                 2000
                           ----------------------------------------------------------------------

Quarter                    1st      2nd     3rd       4th      1st      2nd      3rd     4th
Market price per share:    ----------------------------------------------------------------------
         High .........    $22.20  $15 25  $14.00    $11.70    $12.00 $18.37   $17.37    $24.00

         Low ..........     12.00   11.90    8.30      7.90      5.87   8.12    13.25     14.25
                           ----------------------------------------------------------------------

     The common stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

     The market price per share information is provided with regard to the high and low bid prices of the common stock of the Company on The American Stock Exchange during the periods indicated.